Restore the Magic

AT THE WALT DISNEY COMPANY

March 2024

TRIAN PARTNERS

VOTE USING THE **BLUE** PROXY CARD

Disclosure Statement and Disclaimers

GENERAL CONSIDERATIONS

This presentation is for general information purposes only, and does not constitute an agreement, offer, a solicitation of an offer, or any advice or recommendation to enter into or conclude any transaction or confirmation thereof (whether on the terms shown herein or otherwise). This presentation should not be construed as legal, tax, investment, financial or other advice. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation and should not be taken as advice on the merits of any investment decision. The views expressed in this presentation represent the opinions of Trian Fund Management, L.P. (“Trian” and together with the funds, investment vehicles and accounts that it manages, “Trian Partners”) and are based on publicly available information with respect to The Walt Disney Company (the “Issuer”). Trian Partners recognizes that there may be confidential information in the possession of the Issuer that could lead the Issuer to disagree with Trian Partners’ conclusions. Certain financial information and data used herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. Trian Partners currently beneficially owns, and/or has an economic interest in, shares of the Issuer.

While certain individuals affiliated with Trian Partners are current or former directors of certain of the publicly traded companies referred to herein, none of the information contained in this presentation or otherwise provided to you is derived from non-public information of such publicly traded companies. Trian Partners has not sought or obtained consent from any third party to use any statements or information indicated herein that have been obtained or derived from statements made or published by such third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. Trian Partners does not endorse third-party estimates or research which are used in this presentation solely for illustrative purposes. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or any other regulatory agency or from any third party, are accurate. Past performance is not an indication of future results.

Subject to applicable law, neither Trian Partners nor any of its affiliates shall be responsible or have any liability for any misinformation contained in any third party, SEC or other regulatory filing or third party report. Unless otherwise indicated, the figures presented in this presentation, including earnings before interest, tax, depreciation and amortization (“EBITDA”), internal rates of return (“IRRs”) and investment values have not been calculated using generally accepted accounting principles (“GAAP”) and international financial reporting standards (“IFRS”) and have not been audited by independent accountants. Such figures may vary from GAAP and IFRS accounting in material respects and there can be no assurance that the unrealized values reflected in this presentation will be realized.

Though certain material in this presentation may contain projections, nothing in this presentation is intended to be a prediction of the future trading price or market value of securities of the Issuer. Accordingly, there is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of Trian Partners’ analyses set forth herein are based on assumptions that Trian Partners believes to be reasonable as of the date of this presentation, but there can be no assurance or guarantee (i) that any of the proposed actions set forth in this presentation will be completed, (ii) that actual results or performance of the Issuer will not differ, and such differences may be material or (iii) that any of the assumptions provided in this presentation are accurate. This presentation does not recommend the purchase or sale of any security.

Although Trian believes that the changes or improvements for certain companies identified herein were attributable in significant part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Trian's active involvement, there is no objective method to confirm what portion of such growth was attributable to Trian's efforts and what may have been attributable to other factors.

Throughout this presentation, total shareholder return (“TSR”) is defined as the total return an investor would receive if they purchased one share of stock on the first day of the measured period, inclusive of share price appreciation and dividends paid. We highlight the S&P 500 throughout this presentation only as a widely recognized index; however, for various reasons the performance of the index and that of the securities mentioned herein may not be comparable. One cannot invest directly in an index.

Trian Partners disclaims any obligation to update the data, information or opinions contained in this presentation, subject to applicable law.

Disclosure Statement and Disclaimers (cont'd)

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements. All statements contained in this presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this presentation that are not historical facts are based on current expectations, speak only as of the date of this presentation and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Trian Partners. Although Trian Partners believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of this presentation, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the projected results or forward-looking statements included in this presentation will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in this presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and plans expressed or implied by such projected results and forward-looking statements will be achieved. Trian Partners will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements in this presentation to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events, subject to applicable law.

NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY

Under no circumstances is this presentation intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security. Trian Partners may from time to time acquire, or acquire additional, securities of the Issuer. Trian Partners is in the business of trading -- buying and selling -- securities. It is possible that there will be developments in the future that cause Trian Partners from time to time to sell all or a portion of its holdings of the Issuer in open market transactions or otherwise (including via short sales), buy shares of stock (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares. Consequently, Trian Partners' beneficial ownership of Issuer securities may vary over time depending on various factors, with or without regard to Trian Partners' views of the Issuer's business, prospects or valuation (including the market price of the Issuer's securities), including without limitation, other investment opportunities available to Trian Partners, concentration of positions in the portfolios managed by Trian, conditions in the securities markets and general economic and industry conditions. However, neither Trian Partners nor any of its affiliates has any intention, either alone or in concert with any other person, to acquire or exercise control of the Issuer or any of its subsidiaries. Trian Partners also reserves the right to take any actions with respect to investments in the Issuer as it may deem appropriate, including, but not limited to, communicating with management of the Issuer, the Board of Directors of the Issuer, other investors and shareholders, stakeholders, industry participants, and/or interested or relevant parties about the Issuer or seeking representation constituting a minority of the Board of Directors of the Issuer, and to change its intentions with respect to its investments in the Issuer at any time and disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.

CONCERNING INTELLECTUAL PROPERTY

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IMPORTANT INFORMATION

Trian Fund Management, L.P., together with Nelson Peltz, Peter W. May, Josh Frank, Matthew Peltz, Isaac Perlmutter, James A. Rasulo, Trian Fund Management GP, LLC, Trian Partners, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Master Fund, L.P., Trian Partners Co-Investment Opportunities Fund, Ltd., Trian Partners Fund (Sub)-G, L.P., Trian Partners Strategic Investment Fund-N, L.P., Trian Partners Strategic Fund-G II, L.P., Trian Partners Strategic Fund-K, L.P., The Laura & Isaac Perlmutter Foundation Inc., Object Trading Corp., Isaac Perlmutter T.A., and Zib Inc. (collectively, the "Participants") filed a definitive proxy statement and accompanying form of blue proxy card (as supplemented and amended on February 12, 2024, the "Definitive Proxy Statement") with the SEC on February 1, 2024 to be used in connection with the 2024 annual meeting of shareholders of the Company.

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER PROXY MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV AND TRIAN'S WEBSITE, HTTPS://WWW.RESTORETHEMAGIC.COM. THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S SHAREHOLDERS. SHAREHOLDERS MAY ALSO DIRECT A REQUEST TO EITHER OF TRIAN'S PROXY SOLICITORS, OKAPI PARTNERS LLC, 1212 AVENUE OF THE AMERICAS, NEW YORK, NY 10036 (SHAREHOLDERS CAN E-MAIL INFO@OKAPIPARTNERS.COM OR CALL TOLL-FREE: (877) 629-6357), OR D.F. KING & CO., INC., 48 WALL STREET, NEW YORK, NY 10005 (SHAREHOLDERS CAN E-MAIL DISNEY@DFKING.COM OR CALL TOLL-FREE: (800) 207-3158).

Information about the Participants and a description of their direct or indirect interests by security holdings or otherwise can be found in the Definitive Proxy Statement.

What Is This Proxy Contest About?

- **Disney is the most advantaged consumer entertainment company in the world and should have had a "winning hand" in today's evolving consumer entertainment landscape**

- **But instead, Disney lost its way over the past decade:**
  - Disney fell from its envied #1 place at the box office and in animation, belatedly entered the streaming business, and acquired additional linear TV networks at the wrong time
  - Consequently, financial performance has deteriorated, with nearly every relevant metric worse in FY 2023 than five years ago
  - Shareholders have suffered greatly: absolute and relative total shareholder return has been poor and shareholders have lost tens of billions of dollars

- **We believe the root cause of Disney's underperformance is poor oversight from <u>a Board that lacks focus, alignment and accountability</u>**

- **This year's Annual Meeting represents a critical opportunity for shareholders to vote to strengthen Disney's future. Trian has nominated Nelson Peltz and Jay Rasulo for the Board. They will bring highly relevant experience, a shareholder mindset and a much-needed sense of urgency to Disney's boardroom**

- **Working alongside CEO Bob Iger, Nelson and Jay <u>will aim to get Disney back to delighting fans and delivering strong results for shareholders</u> – in an effort to *Restore the Magic***

Restore the Magic

About Trian

Founded in 2005, Trian Fund Management, L.P. ("Trian") is a multi-billion dollar investment management firm that invests in high-quality companies with significant long-term potential; we work collaboratively with management and boards to optimize strategy, operations and value creation opportunities.

- We have a simple goal of ensuring that companies function with a strong "ownership mentality." Trian encourages management teams and boards to operate as if wearing "bifocals," with a watchful eye on the near-term, but always maintaining a primary focus on maximizing sustainable long-term value for all shareholders

Our Strategy

- **Board Representation:** We often seek board representation to ensure shareholders have a direct voice in the boardroom
- **Long-Term Horizon:** When a Trian partner joins a board, our average investment holding period is 6 years, which is longer than the average holding period of the 20-largest Morningstar equity mutual fund classes(1)
- **Constructive Engagement:** We work collaboratively and are proud of the relationships we have developed with numerous directors and management teams (many of whom are references for us), as well as the various institutional investors with whom we invest alongside (pensions, mutual funds, index funds, etc.)

Select Current and Former Trian Investments

Unilever ▲ | Mondelēz International ▲ | P&G ▲ | PEPSICO ▲

Heinz ▲ | Wendy's ▲ | DUPONT | COMCAST

▲ Denotes portfolio companies where a Trian partner or designee serves or served on the board, or where Trian had input in the selection of one or more directors

Performance of Trian Portfolio Companies Where Nelson Peltz Served on the Board(2)

Avg. Annual Relative Total Shareholder Return ("TSR") vs. S&P 500



5 Years Prior to Involvement
From Involvement Through YE 2023
+511bps
-754bps

Source: FactSet. Note: (1) MFS White Paper Series, "Lengthening the Investment Time Horizon," July 2017. Holding Period calculated with respect to 18 Positions where a Trian partner served on the Board, including 1 instance where a Trian partner served on the same Board on 2 separate occasions. (2) Represents the simple average of annualized TSR over- or under-performance versus the S&P 500 Total Return Index at each company (or each investment, in the case of Legg Mason, Inc.) Nelson Peltz had a board seat on from 5 years prior to Trian's "involvement" defined as the first day it invested (or from the first trading day, in the case of Janus Henderson, or from 5 years prior including the legacy trading entity) vs. from the first day Trian invested through 12/31/23 (or through a company's sale date related to an acquisition). The TSR information shown above does not represent, and should not be construed as describing, the performance of any funds, investment vehicles or accounts managed by Trian. Past TSR performance is not indicative of future TSR performance.

Why Are We Seeking Board Representation at Disney?

Chronic Underperformance

Disney is an iconic company with unrivaled scale, unparalleled customer loyalty, irreplaceable intellectual property, and an enviable commercial flywheel. However, it has woefully underperformed:

- Over last 5 years, segment operating income, EPS and FCF have declined by 18%, 47%, and 50%, respectively – 3 out of 4 main segments have **lower operating income today than** they did **five years ago**
- Disney's **overall media margins lag key peers by ~900bps on average**[1]
- Disney has **lost $14bn in direct-to-consumer** ("DTC") to date; margins significantly lag industry-leader Netflix
- Poor ROIC: **spent $200bn of capital** since FY18 **yet financial performance has deteriorated**
- Recent feature **films have disappointed** at the box office

Disney's 10-Year Relative TSR[2]



-401%
vs. Proxy Peers
-168%
vs. S&P 500

Root Cause of Underperformance: *Disney's Board*

We believe the Board suffers from a culture that impedes effective oversight. The Directors, in our view, lack focus, alignment and accountability, causing the Board to fail at fulfilling its primary responsibilities:

- **Strategy Oversight**: Slow to adapt to industry disruptions; poorly-planned streaming strategy; seemingly half-baked plans
- **M&A and Capital Allocation**: $71bn Fox acquisition was strategically flawed and has not created value
- **Culture**: Culture stifles dissenting views; no accountability
- **Succession**: Chronic succession problems have created a leadership void; succession processes lack rigor
- **Compensation Alignment**: Over last decade, executives have been paid $1bn (and well above target levels) despite poor performance
- **Shareholder Engagement**: Inflated claims of constructive engagement; lack of sufficient transparency

Trian's Nominees Can Help Restore the Magic

Trian's nominees – Nelson Peltz and Jay Rasulo – are experienced and aligned with shareholders. Our nominees will bring an "ownership mentality" into the boardroom to focus on the following initiatives:

1. **Enhance Corporate Governance & Accountability:** Execute a successful CEO succession process; properly align pay with performance; form Board-level Finance & Strategy committee
2. **Accelerate Media Profitability:** Insist on a DTC strategy to earn Netflix-like 15-20% margin; right-size legacy business and evaluate org structure
3. **Review of Creative Engine:** Comprehensive Board-led review on the state of creatives and "flywheel"
4. **Clarify Strategic Focus:** Issue long-term free cash flow growth target; explore finding strategic partners for non-Sports linear assets; insist on a digital ESPN strategy with a clear path to attractive returns; refine Parks strategy to include return on investment targets and a commitment to improving the guest experience

Source: SEC filings, FactSet. Note: (1) Disney "Media" business represents its "Entertainment" and "Sports" segments. Disney's "Media" EBITDA excludes earnings in unconsolidated equity affiliates and includes an estimated allocation of corporate and unallocated shared expense based on Media's pro rata revenue contribution to Disney; "Key peers" refers to the average of Netflix, NBCUniversal, Paramount, and Warner Bros. Discovery CY 2023 EBITDA margins; "bps" refers to "basis points." (2) See page 12 for additional detail.

Disney Is the Most Advantaged Diversified Media Player…

Unlike its pure media industry players, Disney generates ~70% of EBIT from Parks & Experiences.

Disney is organized into 3 primary segments:

Entertainment — *45% of Revenue* | *11% of EBIT*

Linear Networks: Domestic and international television networks, including ABC, Disney Channel, FX, National Geographic

Direct-to-Consumer ("DTC"): Global video streaming services, including Disney+ and Hulu

Content Sales / Licensing: Sale and licensing of film, TV and live entertainment content

Sports — *19% of Revenue* | *19% of EBIT*

ESPN: Domestic and international ESPN-branded television networks and ESPN+ DTC service

Star: Star-branded sports channels in India

Experiences — *36% of Revenue* | *70% of EBIT*

Parks & Experiences: Theme Parks & Resorts, including Disney World, Disneyland, Disneyland Paris, Shanghai Disney, Cruises

Consumer Products: Merchandise licensing and retail operations

Summary Financials

~$200bn *Market Cap*	**~$245bn** *Enterprise Value*
$89bn *Revenue*	**$14bn** *Segment Operating Income*

Disney's Competitive Advantages

- Iconic media & entertainment company with **100+ year history**
- **Inimitable portfolio of intellectual property** ("IP") (e.g., *Disney*, *Pixar*, *Marvel*, *Star Wars*) that transcends generations
- **Global presence and scale**
- Premium content and **unparalleled customer loyalty** that drives engagement in a fragmented media landscape
- **Ability to monetize IP through a "flywheel"** of commercial operations (TV, parks, cruises, streaming, merchandise)

Source: SEC filings, FactSet. Note: Revenue and "EBIT" (Segment Operating Income) figures represent Fiscal Year ("FY") 2023 financials, percentage of revenue based on gross revenue and as such may not sum to 100%. Market Cap and Enterprise Value as of 02/23/24. Disney's FY typically ends on approximately September 30 of any given year.

…But Disney’s Financial Results Have Deteriorated

*We compared Disney’s FY 2023 financial results to its FY 2018 results, the year prior to the Fox acquisition and launch of Disney+. **Disney has invested $200bn (in M&A, CapEx, and content spend) since FY 2018 – nearly equivalent to its current market capitalization.***

Significantly Worse Financials than Five Years Ago…

$bn, except per share data	FY 2018	FY 2023		% Change (FY 2023 vs. FY 2018)
Adj. Revenue	**$59.4**	**$88.9**		**+50%**
Segment Operating Income	**$15.7**	**$12.9**		**-18%**
Free Cash Flow	**$9.8**	**$4.9**		**-50%**
% conversion of revenue	*17%*	*6%*		*-1,100bps*
Adj. After-Tax Free Cash Flow[(1)]	**$9.3**	**$2.4**	***Excludes Strike Benefits***	**-74%**
% conversion of revenue	*16%*	*3%*		*-1,300bps*
Adj. Earnings per Share	**$7.08**	**$3.76**		**-47%**
GAAP Earnings per Share	**$8.36**	**$1.29**		**-85%**
Avg. Diluted Shares (mm)	**1,507**	**1,830**		**+21%**
Dividend Paid per Share	**$1.68**	**$0.30**	***Announced in Nov-23***	**-82%**
Net Leverage[(2)]	**0.9x**	**1.9x**		**+110%**

Source: SEC filings. Note: (1) Per Disney's 2024 Definitive Proxy Statement, Disney adjusted its After-Tax Free Cash Flow downward to exclude the content spend benefit of the Writers Guild of America and SAG-AFTRA work stoppages and the deferral in the timing of income tax payments as well as non-recurring items, such as restructuring payments. (2) Net Leverage calculation applies EBITDA and Net Debt calculated per Disney's reconciliation provided in the Company's preliminary soliciting materials filed 01/17/23: EBITDA calculated as Segment Operating Income plus D&A (excl. TFCF and Hulu amortization of intangible assets) and Equity-Based Compensation less Minority Interest; Net Debt calculated as Total Borrowings less Net Debt Issuance Discounts, Costs and Purchase Accounting adjustments less Cash and Cash Equivalents.

Despite its Scale, Disney's *Overall* Media Margins Lag Peers

Despite having the largest revenue base in media, arguably the best IP, iconic studios, and multiple distribution channels, Disney's Media business ("Entertainment" and "Sports") significantly under-earns its media peers.

Over The Last Twelve Months, Disney's Media Business Has Generated $56 Billion of Revenue…

Revenue vs. Peers, CY 2023 ($bn)



$30
$34
$34 (1)
$41
$56
Paramount
NETFLIX
NBCUniversal
WARNER BROS. DISCOVERY
Disney

…Yet Only Earns 7% EBITDA Margins

EBITDA Margins vs. Peers, CY 2023



7%
8%
9% (1)
22%
24% (2)
Disney
Paramount
NBCUniversal
NETFLIX
WARNER BROS. DISCOVERY

Source: SEC filings. Note: Disney "Media" business represents the sum of its "Entertainment" and "Sports" segments. Disney's "Media" EBITDA excludes earnings in unconsolidated equity affiliates and includes an estimated allocation of corporate and unallocated shared expense based on Media's pro rata revenue contribution to Disney. (1) Represents Comcast's "Content & Experiences" segment financials excluding the impact of "Theme Parks." (2) EBITDA burdened by stock-based compensation.

Despite its So-Called "Unprecedented Transformation," Earnings Estimates Have Fallen Materially

The market appears to lack confidence in Disney's $7.5 billion cost reduction plan*; Wall Street* ***consensus estimates for FY 2024 and FY 2025 are now lower*** *than they were when the commitments were made in February 2023.*

FY 2025 Consensus Earnings per Share ("EPS") Evolution Since Disney's Initial Announcement of Cost Savings


$6.61
-17% FY25E EPS Revision
$5.48
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24

Key Trian / Shareholder Questions:

- How does a company allow itself to get to a point where it has $7.5 billion of costs to cut? What went wrong?
- Is Disney cutting the "right" costs (inefficient spend & overhead) or the "wrong" costs (quality / growth / content spend) that can hurt long-term growth?

"Our strategy is working, as evidenced by our strong financial results…"

– Disney Letter to Shareholders, February 12, 2024

Source: FactSet as of 02/23/24, SEC filings.

Underperformance Has Driven Poor Shareholder Returns

Despite Disney's advantages, the Company had underperformed over all relevant periods up until the time we emerged with our campaign in October 2023…and even when measured all the way through the end of February 2024 (see page 132).

Disney's *Relative* TSR Performance Through the Trading Day Prior to Press Reports of Trian Resurfacing



vs. Media Industry (Proxy) Peers
vs. Parks & Travel Peers
vs. S&P 500
"Transformation" Plan (FQ1'23 Earnings)
-38%
-23%
-32%
1-Year
-48%
-49%
-34%
3-Year
-35%
-76%
-66%
5-Year
-77%
-31%
-89%
10-Year
-401%
-89%
-168%

"When you combine all of that with our unrivaled portfolio of valuable businesses, brands and assets and the way we manage them together, ***Disney has a strong hand that differentiates us from others in the industry****."*

– Robert A. Iger, Disney CEO & Director, November 2023

Source: FactSet as of 10/06/23, Company transcripts. Note: Performance measures Total Shareholder Return ("TSR") through 10/06/23. 10/06/23 represents the trading day prior to the WSJ article titled "Nelson Peltz Boosts Disney Stake, Seeks Board Seats" by Lauren Thomas and Robbie Whelan reporting on Trian's increased beneficial ownership in Disney shares and expected request for Board representation. Disney's FQ1'23 earnings release occurred post-market close on 02/08/23. "Media Industry (Proxy) Peers" represents the simple average of "Media Industry Peers" as defined in Disney's 2024 Definitive Proxy Statement and consists of Alphabet, Amazon, Apple, Comcast, Meta, Netflix, Paramount, and Warner Bros. Discovery. "Parks & Travel Peers" represents the simple average of Carnival, Cedar Fair, Hilton, Hyatt, InterContinental, Marriott, Norwegian Cruise Line, Royal Caribbean, Six Flags, United Parks & Resorts, and Vail Resorts.

Buying Disney Stock Over the Last 10 Years Has Been a Losing Proposition

During the ten years leading up to October 6, 2023 (the trading day prior to Trian resurfacing), there have been 2,519 trading days. If a Disney shareholder bought stock on 93% of those days, their shares would be worth less than they paid.

2,333 Trading Days Where Investors Who Bought Disney Stock in the Last Decade Would be Underwater



186 Trading Days Where Investors Who Bought Disney Stock in the Last Decade Would Have Made Money



Source: FactSet as of 10/06/23. Note: Assumes shares are held from purchase date applying each respective closing price through 10/06/23. 10/06/23 represents the trading day prior to the WSJ article titled "Nelson Peltz Boosts Disney Stake, Seeks Board Seats" by Lauren Thomas and Robbie Whelan reporting on Trian's increased beneficial ownership in Disney shares and expected request for Board representation.

Industry Disruption Does Not Absolve Disney's Board for Poor Performance – *It Is the Board's Job to Look Over the Horizon*

Disney has a much better "hand to play" than its peers to weather any disruption…

- Disney has the benefit of **globally recognized, beloved brands and franchises** at a time when consumers engage with content at unprecedented levels, providing it the **most advantageous position in media** even as there is a shift in the delivery method for IP
- **Parks and Consumer Products**, which have **not been impacted by any secular disruption**, **comprises 70% of Disney's EBIT** and **should have been a bulwark against the shifting landscape** – over the last decade, Parks & Resorts has **doubled revenue by $14bn and tripled operating income**

… but Disney's response to a changing landscape was ill-conceived and reactive...

- Disney **failed to act promptly or sufficiently** when ESPN began losing cable subscribers **in 2015**
- **Acquired Fox** in 2019 **for $71bn** to add scale for **streaming**; the deal was strategically flawed because it **increased Disney's exposure to linear TV** and strained the Company's balance sheet; deal has seemingly not delivered on its financial promises
- **Flawed growth-at-all-costs streaming strategy has accumulated $14bn of operating losses to date** with no communicated path to a return on investment

…in large part because the Board disincentivized management to *act* – paid execs $1bn since '13

- Despite Netflix's meteoric growth in the early 2010's and "cord cutting" trends emerging as early as 2015, **management consistently earned well above target compensation for years before taking action**; from 2013 - 2019, Disney's senior executives earned on average 157% of target payout in annual cash bonuses
- The Board's **lack of foresight** and poor oversight **allowed Disney to be lulled into complacency** with respect to the challenges of its linear TV business model that even management acknowledged as early as 2015

Source: SEC filings, Company transcripts.

Disney's Claim That It Has "Turned the Corner and Entered a New Era" Rings Hollow to Us

Disney Claims it Has "Turned a Corner" Yet…

- Disney's share price is just ***barely*** higher that it was 1 year ago and ***lower*** than it was 2 years ago, 3 years ago, 4 years ago, and 5 years ago[(1)]
- Streaming business is ***still losing money*** on over $22 billion of run-rate revenue[(2)]; No guidance on a timeframe to earn a reasonable return on investment
- Forward-looking consensus EPS estimates are ***lower*** today than they were a year ago
- Disney's streaming strategy of increasing prices and decreasing content costs has reduced operating losses but has ***negatively impacted subscriber growth***[(3)] ***and brand perception***
- The studio business continues to produce box office disappointments and declining profitability, having ***lost over $200 million*** this past quarter[(4)]
- ESPN announced 2 planned product launches over the next 2 years ***with sparse details on*** product and ***pricing strategies, business plans and financial targets***[(5)]
- ESPN's new JV was ***announced before a definitive agreement was finalized*** and before discussions were held with key partners (NFL & NBA), potentially straining those relationships[(6)]
- When recently asked about Disney's $1.5 billion investment in Epic Games, Disney's CFO was ***unable to articulate*** a ***product roadmap, business plan or expected return***[(6)]

Source: SEC filings, FactSet, Company transcripts, press releases, CNBC. Note: (1) Compared to share price as of 02/23/24. (2) FQ1'24 Entertainment - Direct-to-Consumer Segment results annualized. (3) FQ1'24 transcript: "Disney+ core subscribers decreased sequentially by 1.3 million, in line with prior guidance, driven by the expected temporary uptick in churn given the recent domestic price increases." (4) FQ1'24 transcript: "At Content Sales, Licensing and Other results came in lower versus the prior year and below the guidance we provided due to the performance of theatrical titles in the quarter." (5) New sports venture does not have a management team and "more details, including pricing, will be announced at a later date." (6) See page 56 for additional detail.

The Root Cause of Underperformance Is a Board That We Believe *Lacks Focus, Alignment, and Accountability*

We believe the root cause of Disney's underperformance is a Board that suffers from a culture that impedes oversight and lacks accountability. The Directors, despite having seemingly impressive resumes and individual accolades, in our view, lack focus, alignment and accountability – causing the Board to fail at fulfilling its primary responsibilities.

01 | Distraction and Inattention

We believe a glaring lack of focus, alignment, and accountability pervades Disney's board culture

- **Lack of Focus**

  Demanding outside priorities distract from oversight of Disney

- **Lack of Alignment**

  Limited stock ownership undermines Board-shareholder alignment

- **Lack of Accountability**

  Complacency in the face of underperformance breeds underachievement

02 | Failing at Core Responsibilities

Disney's Directors boast impressive resumes, yet their collective action in the boardroom falls short

- Ineffective Strategy Oversight
- Value-Destructive M&A and Capital Allocation
- Conformist Culture & Lack of Accountability
- Repeated Succession Planning Failures
- Misaligned Executive Compensation
- Poor Shareholder Engagement

03 | Record of Underperformance

Shareholders have witnessed years of financial decline and disappointing total returns

Disney's Relative TSR vs. S&P 500


1-Year
3-Year
5-Year
10-Year
-34%
-66%
-89%
-168%
Disney's TSR vs. Media Industry (Proxy) Peers are Even Worse or Just as Disappointing

Source: FactSet as of 10/06/23. Note: Performance measures Total Shareholder Return ("TSR") through 10/06/23 defined as the total return an investor would receive if they purchased one share of stock on the first day of the measured period, inclusive of share price appreciation and dividends paid. 10/06/23 represents the trading day prior to the WSJ article titled "Nelson Peltz Boosts Disney Stake, Seeks Board Seats" by Lauren Thomas and Robbie Whelan reporting on Trian's increased beneficial ownership in Disney shares and expected request for Board representation.

Disney's Board Has Failed in its Core Responsibilities and Has Not Been Held Accountable to Shareholders

Report Card: Disney's Underperformance Tied to Board Failures

Board Responsibility	Criteria	Trian's Assessment	Disney Grade
Strategy Oversight	Vet and adopt a winning strategy	Slow to adapt to industry disruptions; poorly-planned streaming strategy; seemingly half-baked plans	FAIL
M&A and Capital Allocation	Carefully review proposed M&A and subject uses of corporate capital to rigorous analysis	$71bn Fox acquisition was strategically flawed and has not created shareholder value; value-destructive capital allocation with Board-endorsed target of 5.6% ROIC	FAIL
Culture & Accountability	Monitor and promote a healthy corporate culture	Disney's corporate culture appears to stifle dissenting views and push out talented executives; lacking accountability	FAIL
Succession	Recruit and retain talented executives and ensure smooth CEO transitions	Disney's chronic succession problems have created a leadership void; seemingly one of the worst succession records in U.S. large-cap public company history	FAIL
Compensation Alignment	Align incentive compensation with performance	Over the last decade, executives have been paid $1bn and well above target levels despite poor performance; "Say-on-Pay" well below S&P 500 historical average	FAIL
Shareholder Engagement	Proactively and meaningfully engage with investors	Inflated claims of constructive engagement; an IR program that does not provide sufficient transparency	FAIL

Note: See pages 53 - 78 for supporting analysis.

Poor Oversight on Strategy and Culture Suggests Board Complacency and a Lack of Accountability

Ineffective Strategy Oversight — FAIL

- **Saw disruption coming but failed to adapt quickly**

  Disney has been warning investors of the threats that Netflix and DTC distribution posed to the traditional pay TV industry for nearly a decade

- **When Disney finally launched streaming, its strategy was seemingly poorly planned and chased growth without the regard for profitability**

  We believe Disney and its Board underestimated the cultural and business model differences between operating a DTC "retail" business and a legacy "wholesale" business

- **Public strategic deliberations and half-baked initiatives create more questions than answers**

  Openly discussing strategic questions without a fully-formed plan and announcing initiatives that lack enough detail to evaluate their merits suggest a Board that lacks focus

- **Disney's new "growth strategy" still has amorphous goals and is missing crucial details**

  A specific streaming profitability target and associated timeline, allocation priorities and return targets for the $60bn of planned Parks CapEx, and other key objectives, continue to be unclear

Conformist Culture & Lack of Accountability — FAIL

- **We believe Disney's corporate culture does not welcome dissenting viewpoints**

  It appears that executives who express contrarian views risk being pushed out and that Disney's culture seemingly rewards those who avoid debate

Disney's Wildest Ride: Iger, Chapek and The Making of an Epic Succession Mess (CNBC)

By: Alex Sherman – Published September 6, 2023

*"…The entire episode has also revealed the limitations of 'Disney nice.' **Avoiding face-to-face conflict, at least at the CEO and board level, fostered an environment where Iger and Chapek couldn't hash out their differences**. **Executives who openly challenged others** — Mayer, Rice, McCarthy — **were ultimately dinged for their frankness**…"*

- **Disney's lack of accountability for poor decisions made in the past is disappointing**

  From the failed succession process, to the organizational structure flip-flopping, the creative rut, and the failure to react to disruption in the media industry that began nearly a decade ago, management has not been held accountable

Note: See pages 53 - 57 and 61 - 62 for supporting analysis.

The $71 Billion Fox Acquisition Resulted From a Board Failure on Multiple Fronts

Value-Destructive M&A and Capital Allocation

In our view, the Fox acquisition highlights the Board's poor oversight on capital allocation and concerning alignment issues

FAIL

$71 billion Fox acquisition was strategically flawed

Despite being billed as a studio and IP acquisition to add streaming scale, ~67% of Fox's pro forma EBITDA was generated from linear TV networks

Acquisition put stress on Disney's balance sheet and materially diluted shareholders

The financial stress brought on by the acquisition contributed to the decision to suspend the dividend for three years

Shareholders have witnessed significant value destruction as Fox's international assets have collapsed, particularly in India

The shuttering of 130 international TV channels and recent write-downs have totaled ~$8bn of impairments (~15% of net deal value)

In our view, the Fox deal was the result of misaligned incentives

When Disney announced the Fox deal, the Board extended Mr. Iger's employment agreement by 4 years and awarded him an "over-the-top" compensation package that, in our view, created a strong financial incentive for him to pursue the deal regardless of its prospects

Mr. Iger's Post-Fox Total Target Compensation



Other Compensation
Special Equity Award
$127mm
2.1x
$270mm
$100mm
$170mm
3.6x
$456mm
$175mm
$282mm
Prior Comp. Package at Target
Dec-17 Comp. Package at Target (FY18-FY21)
Dec-17 Comp. Package at Max (FY18-FY21)

Fox has (still) not delivered on promises financially

We are skeptical that Disney has delivered on its targeted synergies and EPS accretion given the over 80% deterioration of Disney's media earnings power (ex-Experiences EBIT) following the acquisition; Adj. EPS has declined ~50% since the acquisition closed

Disney ex-Experiences EBIT ***($bn)***



$12.7
~$8bn of missing EBIT
Streaming Losses
$1.5
$11.2
$4.8
$2.6
Streaming Losses
$2.2
Pro forma ex-Experiences EBIT FY18
Disney ex-Experiences EBIT FY23

Note: See pages 58 - 60 for supporting analysis. Target and Max compensation levels are derived from the original compensation package awarded to Mr. Iger in December 2017 at the time that the Fox acquisition was announced.

The Board's Succession Failures Have Created a Leadership Void, an Inconsistent Strategy, and Organizational Dysfunction

Chronic Succession Failures

Spent 8+ years planning succession, extended Mr. Iger's contract 5x, then effectively admitted in 3 years they made a mistake

FAIL

01 | Succession "Plan" Begins

- **In 2011, Disney's Board gave Mr. Iger his 1st contract extension** through 2016 to "provide for an effective, seamless succession"

02 | Repeated Extensions

- Over the next ~6 years, **the Board extended Mr. Iger's contract another 4 times** over which time **talented executives** and succession candidates **left** Disney, **creating a leadership void**

03 | Rushed Succession

- **~1 year after the launch of Disney+,** in 2020, **Mr. Iger decided to expedite Bob Chapek's CEO interview process** and recommended him as his successor – at a critical time in Disney's strategic pivot into streaming

04 | Obscured Accountability

- Disney's Board appointed Mr. Iger as **Executive Chair with authority over "creative endeavors"** for a 2-year period – an **unprecedented structure that obscured leadership accountability**

05 | Kept Office and Pay

- The **Board paid Mr. Iger +$13mm *more* as Exec. Chair than it paid the new CEO**; Mr. Iger reportedly "**didn't move out of the office he kept**" and "called strategy meetings… without inviting the new CEO."

06 | Unanimous Extension?

- Board **unanimously agreed to extend Bob Chapek's contract** in June 2022 and **abruptly fired him 5 months later** – a reversal we find difficult to believe a truly engaged Board would make

07 | Abrupt Re-hiring

- The **Board reached out to Mr. Iger and hired him back over one weekend**, calling into question whether any other candidates were considered; as Mr. Iger noted, he "got the call Friday and was working Monday"

08 | Rinse and Repeat?

- Now Disney's "new" **Succession Planning Committee** is **composed of** 3 out of 4 **Directors who botched the last succession**… its only "accomplishment" **to date was to extend Mr. Iger's contract for a 6th time** just ~8 months in

Source: SEC filings, CNBC article titled "Disney's Wildest Ride: Iger, Chapek and the Making of an Epic Succession Mess" published by Alex Sherman on 09/06/23. Note: See pages 63 - 66 for supporting analysis.

Poor Compensation Practices Have Misaligned the Interests of Management and Disney's Shareholders

Misaligned Executive Compensation

Despite poor performance, executives continue to be paid well above target levels

FAIL

NEOs Have Been Paid $1 Billion Since FY 2013 Despite TSR Underperformance

Cumulative NEO Compensation Since FY13 vs. TSR



TSR Since FY 2013[1]
S&P 500: +206%
Disney: +37%
$1bn
206%
37%
'13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23

Annual Bonus Payouts Have Exceeded 100% of Target for 10 of the Past 11 Years

Annual NEO Bonus Payouts

Fiscal Year	Payout
2013	*113%*
2014	*190%*
2015	*177%*
2016	*173%*
2017	*117%*
2018	*146%*
2019	*181%*
2020	*COVID - 0%*
2021	*193%*
2022	*146%*
2023	*108%*

Disney's Long-Term Equity Incentive Targets Are Unambitious

ROIC Targets Set Well Below Disney's WACC



Determines 50% of Equity Incentive
~9%
5.6%
5.7%
FY23 Target for 100% Payout
FY23 Actual ROIC
Disney's Estimated WACC

NEO Compensation Issues Continued to Plague Disney in FY 2023

Summary of 2023 Compensation Issues

- **$83mm total compensation** paid to NEOs despite **negative TSR**
- **99% payout** on financial performance despite **missing consensus estimates**
- **145% discretionary payout** to CEO on "Other Performance Factors" **despite creative and succession struggles**
- **103% payout on ROIC** test for earning **well below** Disney's **cost of capital**

Disney's Board Has Overseen Poor Shareholder Returns

Disney has significantly underperformed the S&P 500 during every Director's tenure, including over Mr. Iger's near quarter century on the Board. Relative performance vs. Media Industry (Proxy) Peers is even worse for each Director.

Disney's Board Relative Total Shareholder Return Prior to Trian's Involvement

Disney Director	Board Tenure (Years)	Disney TSR During Tenure	S&P 500 TSR During Tenure	*Relative Underperformance*
Robert A. Iger	23	221%	382%	***-161%***
▶ **Maria Elena Lagomasino**	**8**	**-23%**	**137%**	***-160%***
Mark G. Parker	8	-12%	156%	***-167%***
Mary T. Barra	6	-15%	96%	***-112%***
Safra A. Catz	6	-23%	69%	***-92%***
Francis A. deSouza	6	-23%	69%	***-92%***
▶ **Michael B.G. Froman**	**5**	**-24%**	**64%**	***-88%***
Derica W. Rice	5	-26%	69%	***-96%***
Amy L. Chang	2	-54%	6%	***-60%***
Calvin R. McDonald	2	-54%	6%	***-60%***
Carolyn N. Everson	1	-15%	11%	***-26%***

Source: FactSet as of 10/06/23. Note: Board members represent Disney's Board as of October 2023. TSR measured from the effective start date of each member through 10/06/23. Robert A. Iger's TSR measured from January 2000, when he was named President and Chief Operating Officer, as well as a member of Disney's Board of Directors through 10/06/23 – a period in which he was a Disney Board member for all but 11 months. TSR figures are rounded and may not equal relative underperformance shown. "Media Industry (Proxy) Peers" represents the simple average of "Media Industry Peers" as defined in Disney's 2024 Definitive Proxy Statement.

We Have Nominated Two Exceptional Candidates Who Are Dedicated to Restoring the Magic at Disney



Nelson Peltz

- **Nelson** is Trian's Chief Executive Officer and Founding Partner; prior to founding Trian, **Nelson served as CEO of multiple public companies**, including Triarc Companies (which successfully turned around Snapple Beverage Group, among other consumer businesses) and Triangle Industries, a *Fortune 100* industrial company; he **has served as a director on more than a dozen public company boards**[1] **including world-class companies with best-in-class brands such as Procter & Gamble, Unilever, H. J. Heinz, Mondelēz, Wendy's and Ingersoll-Rand**; CEOs and fellow board members at these companies have become references
- Nelson has been recognized as **among the most influential people in the global corporate governance arena**[2]. As a public company director, he has a long track record of **prompting bold action to drive operational turnarounds, transformations, effective leadership succession processes, and value creation across numerous industries**



Jay Rasulo

- **Jay spent three decades at Disney and served as** Senior Executive Vice President and **Chief Financial Officer** of the Company from 2010 to 2015. **During his tenure as CFO**, the Company **delivered compound annual returns for shareholders of ~27% and compounded EPS at a rate of ~20%**, paid a consistent and generous dividend, and Disney's share price appreciated over 250%
- **Jay was Chairman of Walt Disney Parks and Resorts Worldwide** from 2005 to 2009; was President of Walt Disney Parks and Resorts from 2002 to 2005, delivering **compounded high single-digit revenue and segment operating income growth annually**[3] **–** Parks expertise is highly relevant today as the Experiences segment generates ~70% of Disney's EBIT

To ensure the election of Nelson Peltz and Jay Rasulo, it is essential that shareholders vote "FOR" Trian Nominees, Nelson Peltz and Jay Rasulo, and "WITHHOLD" on Disney Nominees Michael B.G. Froman and Maria Elena Lagomasino and All Three Blackwells Nominees

Source: SEC filings, FactSet. Note: (1) Since 2005, Nelson Peltz has served on the boards of Unilever PLC, Madison Square Garden Sports Company, The Wendy's Company, H.J. Heinz Company, Ingersoll-Rand plc, Legg Mason (on two separate occasions), MSG Networks Inc., Mondelēz International, Inc., Sysco Corporation, The Procter & Gamble Company, Invesco Ltd., Janus Henderson Group plc. (2) The National Association of Corporate Directors (NACD) named Mr. Peltz among the most influential people in the global corporate governance arena in 2010, 2011 and 2012. (3) James A. Rasulo was named President of Walt Disney Parks and Resorts worldwide on 09/29/02, two days prior to the beginning of FY 2003.

By Disney's Own Standards, Peltz & Rasulo Have More Skills Central to Disney's Strategy Than Lagomasino & Froman

Disney's Director Skills and Experience Matrix
(*From Disney's 2024 Proxy Statement*)

	Trian's Nominees		Disney's Nominees as Described by Disney	
	Nelson Peltz	**Jay Rasulo**	**Lagomasino**	**Froman**
SKILLS CENTRAL TO DISNEY'S STRATEGY				
Media and Entertainment	●	●		
Direct-to-Consumer Expertise	●	●		
Technology and Innovation				
Strategic Transformation	●	●		
360 Degree Brand Activation	● ◆	● ◆	●	●
Succession Planning	●	●		
CORE COMPETENCIES				
Business Development, Mergers and Acquisitions and Growth	●	●	●	●
Corporate Responsibility Experience	● ▲	●	● ▲	● ▲
Executive Management Experience	● +	●	●	●
Finance and Accounting	●	● ■	●	●
Global Business Operations	●	●	●	●
Risk Management	●	●	●	●
OTHER ATTRIBUTES				
Cybersecurity				●
Diversity			●	

← ***Disney added this new "skill" to their matrix for the first time, ahead of this year's proxy contest*** (referring to Media and Entertainment)

◆ **Denotes particular expertise in brand leadership and integration with consumer experience**

▲ **Denotes formal service in an ESG thought leadership role**

\+ **Denotes public company CEO experience**

■ **Denotes public company CFO experience**

Perhaps The Governance and Nominating Committee Could Have Saved Shareholders ~$40mm by Meeting Our Candidates

- **First proxy contest we have had where our candidates did not meet any non-management Directors in-person**
- **Disney's Board showed no interest in meeting or inviting Nelson Peltz to interview with the Board or Governance and Nominating Committee, which has almost never been the case in prior Trian engagements**
- **Seemingly never even considered a meeting or call with Jay Rasulo, even though none of the non-management Directors worked with Jay**
- **At our one, 45-min meeting with the Board in 2023, not a single non-management Director asked a question**
- **Disney only offered Trian a meeting with non-management Directors this year *after* rejecting our candidates**
- **Disney's claim of "20 meaningful interactions since Feb 2023" is perplexing – its proxy statement only lists 11 interactions in the Background to the Solicitation of which the vast majority were *just emails* or *short calls***

Given this Board's track record, we find it disappointing that it rejected adding Nelson and Jay as Directors outright without even meeting with them. Disney's Board would seemingly rather spend ~$40mm of shareholders' money than invest a little time to ask questions about their candidacy

Source: Disney anticipates that total proxy solicitation costs will be approximately $40 million as per the Company's 2024 Definitive Proxy Statement.

Trian's Initiatives to Restore the Magic

Our goal is to work with other members of the Board and focus on the following initiatives:

1 Enhance Corporate Governance & Accountability	▸ Refresh the Board by adding Nelson Peltz and Jay Rasulo as independent, aligned, and focused Directors ▸ Fix succession process and run a thorough and successful search for a CEO in time for Mr. Iger's 2026 retirement ▸ Align pay with performance by tying the compensation program to outcomes that drive long-term shareholder value ▸ Form a Board-level finance & strategy committee to evaluate progress on recommended initiatives and improve the Board's monitoring of Disney's long-term strategy
2 Accelerate Media Profitability	▸ Insist management develop and articulate a clear DTC strategy with tangible goals that will achieve Netflix-like margins of 15-20% by 2027 ▸ Explore opportunities to improve DTC engagement and cost structure, including changes to product and marketing strategies and reducing redundant overhead costs ▸ Right-size legacy media business cost structure in light of industry dynamics ▸ Evaluate Disney's organizational structure to improve accountability and efficiency
3 Review of Creative Engine	▸ Initiate a comprehensive Board-led review of studio operations and culture, including leadership, processes and workflow ▸ Prioritize new intellectual property to reignite the "flywheel" and drive Disney's long-term growth ▸ Explore additional opportunities to enhance the "flywheel" with digital cross-promotion
4 Clarify Strategic Focus	▸ Issue long-term free cash flow growth target beyond FY 2024 to anchor investors on a clear strategic vision and enhance accountability ▸ Explore strategic partnership(s) for non-core linear assets – benefits include an enhanced focus on linear assets, a preserved strategic alignment with Disney's DTC business, and an improved growth profile for Disney ▸ Insist on a digital strategy for ESPN that has a clear path to attractive financial returns ▸ Refine parks strategy to include tangible return targets on the $60bn of Parks CapEx, plans to address new competitive threats to Walt Disney World, and a commitment to improving the guest experience at domestic parks

Trian Has Developed Strong Relationships With Company Boards & Management Teams Following Prior Proxy Contests

*Trian has been involved in three proxy contests[(1)] (excl. Disney): (i) Heinz in 2006; (ii) DuPont in 2015; and (iii) P&G in 2017. In all three proxy contests, we heard substantially the same rhetoric from the companies and their advisors prior to the proxy contest. **However, management's views of Trian and Nelson Peltz changed dramatically after we began to work with them to enhance shareholder value**.*

	Heinz	DuPont	P&G
***PRIOR* To Proxy Vote**	"The **company is at a key inflection point and we cannot afford to let the Board and management be diverted from our progress** and plan by creating a dysfunctional and destabilizing environment." **Heinz, Jun 2006**	"Trian has chosen this path [a proxy contest] with the **potential to disrupt our Company at a key stage of execution against our plan**" **DuPont Press Release, Jan 2015**	*See Page 89 For Case Study* "[P&G] is in the **best position to continue building a better Company without adding Mr. Peltz to the Board**...Now is the time to focus on accelerating results, and prevent anything from derailing the work that is delivering improvement." **David Taylor, P&G CEO, Aug 2017**
***AFTER* Trian Involvement**	"I said to another CEO…who had called me and inquired about Nelson, that **if I were to form the board today, Nelson would be one of the first Directors I'd ask to serve** because he is an insightful, communicative, enthusiastic, energetic and available Director." **Bill Johnson, Heinz CEO, Mar 2008**	"**I have the highest regard for Nelson Peltz**… Since becoming CEO of DuPont, **I have talked many times with the Trian team and appreciate their insights on strategy and operations, as well as the collaborative and productive manner in which they have engaged with us.**" **Ed Breen, DuPont CEO, July 2017**	"**From day one, Nelson has been a focused, collaborative member of P&G's Board.** Working in concert, Nelson and the Board have **constructively provided perspective and expertise to help me and P&G's senior leaders navigate a challenging external environment** and maintain long-term competitive advantage for the benefit of many stakeholders. I'm **grateful for his service and the collaborative partnership** we've developed over the past few years…" **David Taylor, P&G CEO, Aug 2021**

Source: SEC filings and press releases. Note: (1) Following the proxy contests, Nelson Peltz served on the Heinz Board from 09/15/06 to 06/07/13 and the P&G Board from 03/01/18 to 10/12/21. The individuals referenced above (i) are not current clients or investors of Trian, (ii) have not received cash or noncash compensation in connection with the statements made herein, and (iii) have current or former business relationships with Trian that could create an incentive for them to speak favorably about Trian. Specifically, such individuals may speak positively about their companies' investors or such investors' board representatives to develop and maintain such relationships rather than for any other reason.

Restore the Magic

Disney Has Performed Poorly, Especially Given its Advantaged Position

		Pages
Disney is Advantaged	✓ Most advantaged consumer entertainment company, positioned to be a streaming winner with extremely attractive Parks business underpinning value	*31 - 33*
Deteriorating Financials	✗ Despite investing $200bn since FY 2018, Disney's financial results have deteriorated	*34 - 38*
Lagging Media Business	✗ Despite its scale, Disney's overall media margins lag peers, with its once-dominant studio struggling and its streaming business under-earning	*39 - 43*
Eroding Brand Health	✗ Brand health appears to be declining, putting its commercial flywheel at risk	*44*
Poor Shareholder Returns	✗ For nearly a decade, owning Disney stock has been a losing investment as shareholders have witnessed tens of billions of dollars of value destruction	*45 - 47*

Despite its 100-year head start in consumer entertainment, iconic IP, superior scale and diversification, Disney has underperformed and disappointed its investors by nearly every objective measure of business and stock price performance over the past decade

Note: See pages 31 - 47 for supporting analysis.

Context for Performance: Disney's Strategic Rollercoaster

Reinvigorating the Flywheel

2005 – 2015

- Mr. Iger becomes CEO in 2005 after a prolonged period of underperformance
- Mr. Iger refocuses the creative strategy on producing content with Disney-owned IP
- Completes acquisitions of Pixar (2006), Marvel (2009), and Lucasfilm (2012) to expand owned-IP portfolio (for ~$15bn in cumulative M&A spend)
- New IP portfolio reinvigorates the Disney "flywheel" and accelerates earnings growth
- *2007*: Netflix launches a digital streaming service, licensing content from Disney and other legacy media companies

Ignoring Warning Signs

2015 – 2018

- **Netflix hits ~75mm global streaming subscribers in 2015**, emerging as a serious competitive threat to the legacy media industry
- In **August 2015**, Disney **discloses that "cord cutting" was negatively impacting its cable networks** (and ESPN) business, yet seemingly takes no decisive steps until 2019
- From '15-'18, ESPN subs **decline from 92mm to 86mm**

Strategic & Operating Failures

2019 – Today

- *2018-19*: **Acquires cable and studio assets from 21st Century Fox for $71bn** to increase scale for planned pivot to streaming; **deal adds $23bn of debt to Disney's balance sheet**(1) and increases shares outstanding by 21%(2)
- *2019*: Launches Disney+ and acquires operating control of Hulu
- *2020*: Disney surprisingly **announces sudden CEO change**, replacing Bob Iger with Bob Chapek; Mr. Iger to transition to Executive Chair for a two-year period and **direct Disney's "creative endeavors"**
- *2020*: Disney+ subscriber growth accelerates during COVID, leading Disney to significantly **increase** its **long-term subscriber growth and content spend targets**
- *2021-23*: Disney **loses billions in streaming** while growth moderates, highlighting flaws in strategy
- *2022*: Disney **fires Bob Chapek and re-hires Mr. Iger**

Source: SEC filings, Company transcripts, press releases. (1) Difference between fiscal year end 2018 and 2019 total debt balances. (2) Disney issued 307 million shares to Fox shareholders as part of the transaction. Disney had 1.49 billion common shares outstanding as of 01/30/19.

Disney Is the Most Advantaged Media Player

Disney's scale and ability to monetize its intellectual property through the Disney "flywheel" are key differentiators.

Disney Has Superior Scale, Diversification, and is Skewed Towards Growth Businesses

Legend: ■ *Parks* ■ *DTC* ■ *Studio* ■ *Linear*

	Assets	Gross Revenue Scale and Mix	Takeaway
Disney	Parks Streaming Studio Linear	37% *Parks* / 25% *DTC* / 8% *Studio* / 30% *Linear* — ~$93bn	**Resilient Parks business supporting nearly 40% of revenue and 70% of EBIT; scale and diversification across distribution channels**
NBCUniversal	Parks Streaming Studio Linear	19% / 9% / 24% / 48% — ~$49bn	**Sub-scale DTC offering**; trapped within a telecom company
Warner Bros. Discovery	~~Parks~~ Streaming Studio Linear	25% / 29% / 47% — ~$44bn	**Over-exposed to linear** TV distribution; **leverage concerns**
Netflix	~~Parks~~ Streaming ~~Studio~~ ~~Linear~~	100% — ~$39bn	Lacks significant monetization opportunities beyond DTC; has to build owned-IP portfolio from scratch
Paramount	~~Parks~~ Streaming Studio Linear	25% / 10% / 65% — ~$31bn	**Over-exposed to linear** TV distribution; **sub-scale DTC offering**; **leverage concerns**

Source: FactSet as of 02/23/24. Note: Revenue and mix represent each company's respective FY 2024E consensus estimates; represents gross revenue prior to eliminations; "Parks" data represents "Experiences" segment estimates for Disney.

Disney Should Be a Streaming Winner

Disney's premium content, breadth and brand power provide the foundation for a highly profitable streaming business model – strong pricing power, solid engagement, low churn and subscriber acquisition costs ("SAC").

Streaming Scale

Disney has **already achieved impressive scale** in its Direct-to-Consumer segment and has **established itself as a strong #2 in the growing streaming market**

Entertainment DTC Revenue & Subs

FY24E[(1)]

~$23 Billion
Revenue

~160 Million
Global Disney+ Subscribers

~51 Million
Hulu Subscribers

Engagement

The "Disney bundle" offers both consumers and advertisers a premium and highly differentiated entertainment offering – in aggregate, it is **the only streaming offering that approaches Netflix's core viewership and engagement**

Streaming Minutes Indexed to Netflix

2023 Average


100%
68%
24%
43%
ESPN+
Disney+
hulu
NETFLIX
Disney
Bundle

Low Churn & SAC

The "Disney bundle" benefits from a broad, differentiated, and premium content offering that has pricing power with both consumers and advertisers while **minimizing churn**. Furthermore, **relatively low subscriber acquisition costs are driven by demand for / awareness of Disney's brands and franchises**

Average Monthly Churn Estimates

Since 2022


6-8%+
3-4%
1-2%
Premium
SVOD(2)
Disney
Bundle
NETFLIX

Source: FactSet, SEC filings, MoffettNathanson research, Nielsen, Antenna. Note: (1) Represents Wall Street Consensus estimates as of 02/23/24. (2) Premium SVOD includes Apple TV+, Discovery+, HBO Max, Paramount+, Peacock, Showtime, and Starz.

Experiences Is an Extremely Valuable and One-of-a-Kind Business Worthy of More Investment

Tremendous Asset Quality

8 of the top 10 theme parks in the world by annual attendance are Disney branded parks[1]

Disney Cruise Line operates at **98% occupancy** and earns **revenue yields 2x the industry average**[2]

Top global licensor of intellectual property with an estimated $62 billion in retail sales annually[3]

>20% return on assets

Attractive Growth Prospects

Announced "turbocharged" $60bn investment plan over next decade

>1k acres of land for possible future development at existing parks

Plans to expand Disney Cruise Line from 5 to 8 ships, an 84% increase of room capacity, by 2026

Disney Experiences Financial Performance[4]

Revenue ($bn)



FY23
$33.1
+31%
FY18
$25.3

Operating Income ($bn)



FY23
$9.5
+43%
FY18
$6.7

Source: SEC filings, Company press releases, investor presentations. Note: (1) AECOM, 2022 Global Attractions Attendance Report, (2) Disney Investor Presentation, 09/19/23, (3) https://www.licenseglobal.com/rankings-lists/top-150-leading-licensors, (4) FY 2023 Experiences segment revenue and operating income includes an estimated $585 million intersegment allocation of revenues from the consumer products business (reported within the Content Sales/Licensing segment). Analysis assumes the $585 million has been reallocated to Experiences segment in order to conform to the FY 2018 segment reporting methodology.

Disney Has Invested $200 Billion Into Growth Since 2018…

$200 Billion of Cumulative Incremental Invested Capital Since the End of FY 2018



($bn)
M&A
CapEx
Content Spend
$200 Billion of Cumulative Incremental Investments Since the End of FY18 Nearly Equals Disney's Current Market Cap
$80
$18
$5
$57(1)
$104
$38
$9
$57(1)
$133
$63
$12
$57(1)
$168
$93
$17
$57(1)
$200
$120
$22
$57(1)
FY19
FY20
FY21
FY22
FY23
$120bn of content investments, which has ramped up in the last three years to fuel growth of the streaming business
$22 billion of traditional CapEx investments, primarily in the Parks & Resorts business
$57bn net paid for the acquisition of Twenty-First Century Fox to build scale prior to the launch of Disney+(1)

Source: SEC filings, FactSet. Note: (1) M&A Invested Capital represents the enterprise value of consolidated 21st Century Fox assets post-RSN & Yes Network divestiture and sale of Sky stake.

…But Financial Performance Has Deteriorated…

Disney has clearly not earned an adequate return on the $200bn of capital invested in M&A, CapEx, and content spend.

Adj. Earnings per Share is Down



$7.08
-47%
$3.76
FY 2018
FY 2023

Free Cash Flow Has Halved



$10bn
-50%
$5bn
FY 2018
FY 2023

Annual Dividends per Share Plummeted



$1.68
-82%
$0.30
FY 2018
FY 2023

Source: SEC filings.

…With Disney's Operating Income Down From *Five Years Ago* Across Every Segment Outside of the Experiences Business

Disney's Segment Operating Income Attribution (FY 2023 vs. FY 2018)

$bn



$16
+$3
-$1
-$2
-$3
$13
Experiences Segment Operating Income grew +43%
Linear Networks Operating Income declined -7%
Direct-to-Consumer Operating Income declined -184%
Studio Segment Operating Income declined -128%
-18%
FY 2018 EBIT
Experiences
Linear Networks
Direct-to-Consumer
Content Sales / Licensing and Other (Studio)
FY 2023 EBIT

Source: SEC filings. Note: FY 2023 Content Sales / Licensing and Other segment operating income excludes an estimated $585 million intersegment allocation of revenues from the consumer products business (reported within the Experiences segment). Analysis assumes the $585 million has been reallocated to Experiences segment in order to conform to the FY 2018 segment reporting methodology.

Almost Every One of Disney's Self-Selected "Media Industry" Peers Have Grown EPS While Disney's Has Been Halved

EPS is an effective performance metric to compare across a peer set as it captures revenue growth, margin efficiency, and capital allocation efficacy. Disney's performance has been disappointing.

Disney's Self-Selected "Media Industry" (Proxy) Peers Adj. EPS Compound Annual Growth Rate: *FY 2018 to FY 2023*

Presented in Disney's Fiscal Year Ended September 30


29%
NETFLIX
21%
Alphabet
17%
amazon
16%
12%
Meta
8%
COMCAST
WARNER BROS. DISCOVERY
-1%
Disney's isolated "Media" performance on an EPS basis would be materially worse given the outperformance of the Experiences business
Disney
-12%
Paramount
-35%

Disney's EPS performance has significantly underperformed its self-selected "media industry" peers in both "new media" (e.g., Netflix, Alphabet) as well as traditional media (e.g., Comcast, Warner Bros. Discovery)

Source: SEC filings. Note: "Media Industry (Proxy) Peers" represents "Media Industry Peers" as defined in Disney's 2024 Definitive Proxy Statement and consists of Alphabet, Amazon, Apple, Comcast, Meta, Netflix, Paramount, and Warner Bros. Discovery. Peer results adjusted to align with Disney's September fiscal year end. For this analysis, we use adjusted EPS, as defined by each company, if available for measured period. If a company does not report an adjusted EPS metric, we exclude the disclosed or estimated impact of significant non-recurring items and acquisition-related amortization of intangible assets.

Almost Every One of Disney's Self-Selected "Media Industry" Peers Have Better Returns on Invested Capital

Disney's current return on invested capital ("ROIC") of 6% is materially below its weighted average cost of capital (WACC) of ~9%, suggesting that the Board and management have been poor stewards of shareholder capital.

Disney's Self-Selected "Media Industry" (Proxy) Peers Return on Invested Capital (FY 2023)

Presented in Disney's Fiscal Year Ended September 30


64%
38%
30%
15%
13%
10%
6%
6%
4%
Alphabet
Meta
NETFLIX
amazon
COMCAST
WARNER BROS. DISCOVERY
Disney
Paramount

Disney's overall ROIC significantly underperforms its self-selected "media industry" peers despite generating 70% of its operating income from its Experiences business

According to Disney, "over the last 5 years, return on invested capital has nearly doubled in [its] domestic parks and [it has] seen sizable increases over that same time frame across the total Experiences portfolio."

Source: SEC filings, Company transcripts, FactSet. Note: "Media Industry (Proxy) Peers" represents "Media Industry Peers" as defined in Disney's 2024 Definitive Proxy Statement and consists of Alphabet, Amazon, Apple, Comcast, Meta, Netflix, Paramount, and Warner Bros. Discovery. Peer results adjusted to align with Disney's September fiscal year end. For this analysis, we calculated Return on Invested Capital for each peer based on the same methodology Disney outlines in its 2024 Definitive Proxy Statement.

Despite its Scale, Disney's *Overall* Media Margins Lag Peers

Despite having the largest revenue base in media, arguably the best IP, iconic studios, and multiple distribution channels, Disney's Media business ("Entertainment" and "Sports") significantly under-earns its media peers.

Over The Last Twelve Months, Disney's Media Business Has Generated $56 Billion of Revenue…

Revenue vs. Peers, CY 2023 ($bn)



$30
$34
$34 (1)
$41
$56

…Yet Only Earns 7% EBITDA Margins

EBITDA Margins vs. Peers, CY 2023



7%
8%
9% (1)
22%
24% (2)

Source: SEC filings. Note: Disney "Media" business represents the sum of its "Entertainment" and "Sports" segments. Disney's "Media" EBITDA excludes earnings in unconsolidated equity affiliates and includes an estimated allocation of corporate and unallocated shared expense based on Media's pro rata revenue contribution to Disney. (1) Represents Comcast's "Content & Experiences" segment financials excluding the impact of "Theme Parks." (2) EBITDA burdened by stock-based compensation.

Across Brands, Disney Movies Are Struggling

We Are Concerned With The Current State of Disney's Studios & Creative Processes Across The Portfolio

Disney



*"Haunted Mansion," released in summer 2023, **reportedly failed to earn back its budget***

MARVEL STUDIOS



*"The Marvels" ended its box office run as **lowest-grossing MCU(1) movie in history***

PIXAR ANIMATION STUDIOS



*"Lightyear" stands as **Pixar's 2nd lowest-grossing release overall***

LUCASFILM Ltd



*"Indiana Jones" 5 could **reportedly lose nearly $100mm** in its theatrical run*

Walt Disney ANIMATION STUDIOS


WISH

*"Wish" reportedly **failed to break-even on its ~$200mm budget***

---

*"Although not saying so directly, **Mr. Docter also indicated that <u>Pixar had perhaps drifted too far from its storytelling roots</u>**" and that **Mr. Docter "want[s] <u>to double down on what allowed [Pixar] to speak to audiences to begin with</u>."***

– New York Times October 2023 Interview with Pete Docter, Head of Pixar Animation(2)

"<u>Mr. Iger continued to direct Disney's creative endeavors until</u> his departure as Executive Chairman <u>last December [2021]</u>, and the Company's robust pipeline of content is a testament to his leadership and vision."

– Disney November 2022 Press Release Announcing Mr. Iger's Return as CEO

Source: SEC filings, Variety, Bloomberg, The New York Times. Note: (1) Marvel Cinematic Universe (MCU). (2) New York Times article titled "'Elemental' Morphs From Flop to Hit, Raising Questions Along the Way" published by Brooks Barnes on 10/03/23.

Streaming Losses Weigh on Media Profitability

Disney has lost over $14 billion dollars in streaming to date.

Disney's Cumulative Direct-to-Consumer Segment Losses



FY 2018
FY 2019
FY 2020
FY 2021
FY 2022
FY 2023
-$1bn
-$3bn
-$6bn
-$8bn
-$12bn
-$14bn

"…the ***goal has always been to build*** *what I would characterize as* ***a good business****…* ***In terms of how we get there, it's really in many ways the way that we've gotten from where we were, to the point we're at right now****…* ***that's probably the way we're going to operate the business****."*

– Hugh F. Johnston, Disney CFO, February 2024

This excludes the $57 billion of net capital spent on acquiring Fox in pursuit of streaming scale as well as the over $9 billion required to take full control of Hulu

Source: SEC filings, Company transcripts. Note: Direct-to-Consumer segment losses include ESPN+ based on Disney's reporting prior to its FQ4'23 segment reporting changes.

Disney's Streaming Business Is Inefficient vs. Netflix

We compare Disney's Direct-to-Consumer (DTC) business today to Netflix in 2019, when they had roughly the same revenue scale. In our view, Disney's inefficiency to Netflix is surprising given Disney's access to a larger library of premium, owned IP.

Disney's Direct-to-Consumer Margins are Much Worse than Netflix's Margins at Similar Revenue Scale

$bn	Disney DTC *CY 2023*	Netflix *CY 2019*	*Variance*
Revenue	$21	$20	+$0
(-) Total Expenses	$23	$18	+$5
% of revenue	*109%*	*87%*	
Operating Profit[1]	**-$2**	**$3**	**-$5**
% margin	*-9%*	*13%*	

Disney's DTC EBIT margins are 2,200bps *lower* than Netflix at the same scale

Netflix earned ~$5 billion *more* profit than Disney on effectively the same revenue base

Disney's DTC Cost Structure is Inefficient Across Cost of Revenue, Tech & Other OpEx and SG&A

% of Revenues[(1)]



88%
69%
22%
18%
Netflix (CY 2019)
Disney (CY 2023)
Cost of Revenue, Tech & Other OpEx
SG&A & Other

*"Big picture, **Disney's cost base is** $4.8 billion **larger than Netflix at similar revenue levels which given Disney's library, brand equity ability to window content** and ownership of significant Media Networks to help promote their DTC platforms **doesn't make sense at face value**."*

– MoffettNathanson, January 2024

Source: SEC filings, Wall Street Equity Research. Note: (1) Disney Direct-to-Consumer Operating Profit and Margin adjusted to include an estimated allocation of corporate and unallocated shared expense based on pro rata revenue contribution to Disney's consolidated CY 2023 revenue; estimated allocation of corporate and unallocated shared expense included in Disney's "SG&A & Other"; "Operating Profit" figures are rounded and may not sum to the total of the unrounded figures.

Broken Flywheel: Consumer Products Segment Is Flat

Disney's elevated content spend does not appear to be driving ancillary sales in other parts of the business.

Despite a Significant Ramp in Content Spend…

Spend on Produced and Licensed Content Since FY 2018 ($bn)



~2x
$13
$18
$20
$25
$30
$27
FY18
FY19
FY20
FY21
FY22
FY23

… Consumer Products Revenue is Flat

Consumer Products Segment Revenue ($bn)



~ Flat
$5
$5
$5
$5
$5
$5 (1)
FY18
FY19
FY20
FY21
FY22
FY23

Source: SEC filings. Note: (1) FY 2023 Consumer Products Revenue adjusted to include allocation from content licensing segment for comparability purposes post-Disney's recasting of segment financials.

Disney's Brand Health Appears To Be Deteriorating – *Putting the Flywheel at Risk*

Disney's Corporate Brand Reputation Has Been Damaged Since 2017

Axios Harris Poll 100 – Annual Reputation Quotient (RQ®) Performance 2013 - 2023[(1)]


82.1
81.5
80.0
81.2
82.0
81.5
80.4
78.7
77.4
76.7
73.4
70.9
Disney's brand reputation has fallen from the No. 5 / 100 spot in 2018 and 2019 (a feat it used to boast about)… to No. 77 in 2023
MARCH 8, 2019
Disney is Among the Highest Ranked Companies on 2019 Axios Harris Poll 100
MARCH 23, 2018
Disney Ranks High in Harris Poll on Corporate Reputation
The Walt Disney Company has climbed to No. 5 in The 2018 Harris Poll Reputation Quotient (RQ®), a leading study that quantifies the reputation ratings for the 100 most visible companies as identified by U.S. consumers. Disney, which ranked seventh in 2017, received high marks from consumers in several categories, including Financial Performance (No. 2) and Vision & Leadership (No. 4).
2013
2014
2015
2016
2017
2018
2019
2020 A
2020
2021
2022
2023

"Creators lost sight of what their No. 1 objective needed to be. ***We have to entertain first. It's not about messages****."*

– Robert A. Iger, CEO & Director, November 2023

Source: Axios, Harris Insights & Analytics, 2023 Axios Harris Poll 100. Note: (1) Axios Harris Poll 100 survey is the result of a partnership between Axios and Harris Poll to gauge the reputation of the most visible brands in America, based on 20 years of Harris Poll research. Methodology: The Axios Harris Poll 100 is a trusted ranking of the reputations of companies most on the minds of Americans, with a framework Harris has used since 1999. 2023 data based on a survey of 16,310 Americans from a nationally representative sample conducted March 13 – 28, 2023. "2020 A" Wave fielded pre-COVID-19 outbreak.

Shareholders Have Lost Money Over the Last 8 Years…and *Just Barely* Eked Out a Profit Over the Last 10 Years

Disney's Near Decade of Negative *Absolute* TSR Performance



10-Year
40%
9-Year
2%
8-Year
-15%
7-Year
-6%
6-Year
-14%
5-Year
-26%
4-Year
-36%
3-Year
-31%
2-Year
-53%
1-Year
-17%
S&P 500 Absolute TSR:
+208%
+160%
+152%
+126%
+88%
+63%
+56%
+34%
+2%
+17%

*"The Walt Disney Company has a **proven track record of delivering long-term value to our shareholders**…"*

–The Walt Disney Company, November 2023

Source: FactSet as of 10/06/23. Note: Performance measures Total Shareholder Return ("TSR") through 10/06/23. 10/06/23 represents the trading day prior to the WSJ article titled "Nelson Peltz Boosts Disney Stake, Seeks Board Seats" by Lauren Thomas and Robbie Whelan reporting on Trian's increased beneficial ownership in Disney shares and expected request for Board representation.

Disney's TSR Has Trailed Almost Every One of its Peers

Disney has underperformed almost all its peers despite having best-in-class parks and entertainment assets. The only self-selected proxy peers that have underperformed Disney are over-exposed to linear TV and have significant leverage issues.

Disney's *Relative* TSR Performance

	Relative TSR Ending October 6, 2023				
Disney's TSR Relative To:	*FQ1'23*	*1-Year*	*3-Year*	*5-Year*	*10-Year*
S&P 500	-32%	-34%	-66%	-89%	-168%
Media Industry (Proxy) Peer Average	-38%	-48%	-35%	-77%	-401%
Alphabet Inc.	-64%	-53%	-121%	-162%	-491%
Amazon.com, Inc.	-54%	-23%	-14%	-62%	-662%
Apple Inc.	-43%	-40%	-91%	-257%	-1,039%
Comcast Corporation	-40%	-66%	-36%	-67%	-94%
Meta Platforms Inc.	-98%	-144%	-53%	-127%	-478%
Netflix, Inc.	-30%	-76%	-7%	-35%	-676%
Paramount Global	20%	19%	23%	49%	114%
Warner Bros. Discovery, Inc.	4%	1%	21%	43%	115%
Parks & Travel Peers Average	-23%	-49%	-76%	-31%	-89%
Carnival Corporation	-38%	-107%	-19%	50%	90%
Cedar Fair, L.P.	-12%	-11%	-71%	-3%	12%
Hilton Worldwide Holdings Inc	-29%	-40%	-101%	-133%	-
Hyatt Hotels Corporation Class A	-20%	-42%	-121%	-67%	-102%
InterContinental Hotels Group PLC	-34%	-57%	-79%	-69%	-250%
Marriott International, Inc. Class A	-39%	-55%	-136%	-94%	-370%
Norwegian Cruise Line Holdings Ltd.	-24%	-42%	-28%	43%	86%
Royal Caribbean Group	-48%	-124%	-69%	-3%	-130%
Six Flags Entertainment Corporation	-1%	-35%	-37%	38%	49%
United Parks & Resorts Inc.	6%	-12%	-143%	-80%	-31%
Vail Resorts, Inc.	-12%	-17%	-31%	-22%	-249%

Source: FactSet as of 10/06/23. Note: Performance measures Total Shareholder Return ("TSR") through 10/06/23. 10/06/23 represents the trading day prior to the WSJ article titled "Nelson Peltz Boosts Disney Stake, Seeks Board Seats" by Lauren Thomas and Robbie Whelan reporting on Trian's increased beneficial ownership in Disney shares and expected request for Board representation.

Disney's Market Cap Has Lost Over Half its Value – *Approximately $200 Billion* – From its Recent Peak

Disney's Share Price Performance Since 2021 Peak



2021 Disney Share Price Peak
~$200/sh
~$200 Billion
of Lost Market Value
Since 2021 Peak
Disney's
October 2023
Low
~$80/sh

*"**Disney has an experienced**, diverse, and highly qualified **Board that is focused on the long-term performance of the Company**, strategic growth initiatives **including** the ongoing transformation of its businesses, the succession planning process, and **increasing shareholder value**."*

–The Walt Disney Company, December 2023

Source: FactSet, Company filings. Note: Represents the cumulative market value lost between Disney's all-time high closing price on 03/08/21 and 10/06/23; 10/06/23 represents the trading day prior to the WSJ article titled "Nelson Peltz Boosts Disney Stake, Seeks Board Seats" by Lauren Thomas and Robbie Whelan reporting on Trian's increased beneficial ownership in Disney shares and expected request for Board representation

Restore the Magic

Page

The Root Cause of Underperformance Is a Board That We Believe *Lacks Focus, Alignment, and Accountability*

We believe the root cause of Disney's underperformance is a Board that suffers from a culture that impedes oversight and lacks accountability. The Directors, despite having seemingly impressive resumes and individual accolades, in our view, lack focus, alignment and accountability – causing the Board to fail at fulfilling its primary responsibilities.

01 | Distraction and Inattention

We believe a glaring lack of focus, alignment, and accountability pervades Disney's board culture

- **Lack of Focus**

  Demanding outside priorities distract from oversight of Disney

- **Lack of Alignment**

  Limited stock ownership undermines Board-shareholder alignment

- **Lack of Accountability**

  Complacency in the face of underperformance breeds underachievement

02 | Failing at Core Responsibilities

Disney's Directors boast impressive resumes, yet their collective action in the boardroom falls short

- Ineffective Strategy Oversight
- Value-Destructive M&A and Capital Allocation
- Conformist Culture & Lack of Accountability
- Repeated Succession Planning Failures
- Misaligned Executive Compensation
- Poor Shareholder Engagement

03 | Record of Underperformance

Shareholders have witnessed years of financial decline and disappointing total returns

Disney's Relative TSR vs. S&P 500



1-Year
3-Year
5-Year
10-Year
-34%
-66%
-89%
-168%

Disney's TSR vs. Media Industry (Proxy) Peers are Even Worse or Just as Disappointing

RESTORE THE MAGIC

Source: FactSet as of 10/06/23. Note: Performance measures Total Shareholder Return ("TSR") through 10/06/23 defined as the total return an investor would receive if they purchased one share of stock on the first day of the measured period, inclusive of share price appreciation and dividends paid. 10/06/23 represents the trading day prior to the WSJ article titled "Nelson Peltz Boosts Disney Stake, Seeks Board Seats" by Lauren Thomas and Robbie Whelan reporting on Trian's increased beneficial ownership in Disney shares and expected request for Board representation.

We Are Concerned with the Objectivity and Focus of Many Directors at a Critical Point in Disney's Turnaround

We believe a lack of objectivity and focus at the Board level has exacerbated Disney's underperformance.

Objective Board?

We are concerned with reports that **many of Disney's Directors have close personal relationships with Mr. Iger**, which could impact their ability to objectively exercise their fiduciary duty to shareholders

Focused Board?

About half of Disney's non-management Directors are CEOs or Executive Chairs at other multi-billion-dollar public companies that face their own challenges and demand significant time and attention

Chairman Spread Thin?

Mark Parker, a long-tenured Disney Director, **now serves as *both* Executive Chairman of Nike and as Chairman of Disney**, which is nearly unprecedented

"**[Bob] Iger had personally selected every member of the board**, which is surprisingly lacking in media and entertainment experience. **Iger is personally close with several of them,** including Nike Executive Chairman **Mark Parker** and General Motors CEO **Mary Barra [who is on Disney's Compensation Committee].** In addition, **the wife of another director, Michael Froman,** then vice chairman of Mastercard and now president of the Council on Foreign Relations, **had been housemates with Iger's wife…**"

– CNBC, September 2023

	**Mark Parker** *Executive Chairman* *Nike*	***~$160bn*** *Market Cap*
	**Mary Barra** *Chair and CEO* *General Motors*	***~$45bn*** *Market Cap*
	**Calvin McDonald** *CEO* *Lululemon*	***~$60bn*** *Market Cap*
	**James Gorman** *Executive Chairman* *Morgan Stanley*	***~$140bn*** *Market Cap*
	**Safra Catz** *CEO* *Oracle*	***~$310bn*** *Market Cap*

We note that the **responsibilities of an Exec. Chair are demanding** and include board oversight, strategic development, and leadership development.

"[G]iven the many challenges [Disney faces], Parker will be spreading himself thin" as Chairman of both Disney and Nike, and "**only a handful of executives", including Rupert Murdoch** *[who recently stepped down from serving as Chairman of Fox and News Corp.]*, **chair two S&P 500 companies.**"

– Reuters, January 2023

Source: FactSet as of 02/23/24, CNBC article titled "Disney's Wildest Ride: Iger, Chapek and the Making of an Epic Succession Mess" published by Alex Sherman on 09/06/23; Reuters Breakingviews article titled "At Walt Disney, the G in ESG Stands for Goofy" published by Jennifer Saba on 01/11/23.

Board’s Lack of Ownership Creates Misalignment

We believe that Disney’s Directors do not act like owners because they own relatively little stock – almost none of which was purchased themselves.

Value of Position in Disney[1]

Disney’s non-management Directors comprise current and former CEOs of some of the largest companies in the world, but they collectively own only ~$15 million of Disney stock – representing just 0.008% of Disney’s shares outstanding and much of which was received as Director’s fees paid in Disney shares



Independent Directors' Aggregate Beneficial Ownership
~$15mm
Mr. Iger's Beneficial Ownership
~$20mm
Trian Group's Beneficial Ownership
$3bn+
100x

Cumulative Net Value of Disney Shares *Sold* by Mr. Iger ($mm)[2]

Even Mr. Iger only holds ~$20 million in Disney equity, a small percentage of his (what we assume, very substantial) net worth after over 20 years spent as an executive, following the sale of substantially all of his Disney stock



$6
'05
$47
'06
$47
'07
$47
'08
$47
'09
$130
'10
$131
'11
$260
'12
$327
'13
$364
'14
$386
'15
$386
'16
$470
'17
$526
'18
$526
'19
$526
'20
$902
'21
$1,097
'22

Source: SEC filings, FactSet. Note: (1) Represents market value of Disney shares held by all Disney non-management Directors and Bob Iger, as applicable, as reported in Disney’s 2024 Proxy Statement. Market value based on Disney’s share price at close of business on January 26, 2024. Nelson Peltz beneficially owns Disney shares worth approximately $3 billion and Jay Rasulo owns Disney shares worth approximately $685,000, in each case, as further detailed in Trian’s 2024 Proxy Statement. (2) Robert A. Iger stock sold represents the cumulative net value of Disney shares sold since 2005 based on Form 4 filings and Disney’s Definitive 2024 Proxy Statement.

Disney's Board Has Failed in its Core Responsibilities and Has Not Been Held Accountable to Shareholders

Report Card: Disney's Underperformance Tied to Board Failures

Board Responsibility	Criteria	Trian's Assessment	Disney Grade
Strategy Oversight	Vet and adopt a winning strategy	Slow to adapt to industry disruptions; poorly-planned streaming strategy; seemingly half-baked plans	FAIL
M&A and Capital Allocation	Carefully review proposed M&A and subject uses of corporate capital to rigorous analysis	$71bn Fox acquisition was strategically flawed and has not created shareholder value; value-destructive capital allocation with Board-endorsed target of 5.6% ROIC	FAIL
Culture & Accountability	Monitor and promote a healthy corporate culture	Disney's corporate culture appears to stifle dissenting views and push out talented executives; lacking accountability	FAIL
Succession	Recruit and retain talented executives and ensure smooth CEO transitions	Disney's chronic succession problems have created a leadership void; seemingly one of the worst succession records in U.S. large-cap public company history	FAIL
Compensation Alignment	Align incentive compensation with performance	Over the last decade, executives have been paid $1bn and well above target levels despite poor performance; "Say-on-Pay" well below S&P 500 historical average	FAIL
Shareholder Engagement	Proactively and meaningfully engage with investors	Inflated claims of constructive engagement; an IR program that does not provide sufficient transparency	FAIL

Note: See pages 53 - 78 for supporting analysis.

Disney Saw Disruption Coming But Failed to Adapt Quickly

Disney has been warning investors of the threats that Netflix and DTC distribution posed to the Linear TV business for nearly a decade. It did little until 2019, when it launched Disney+ and spent billions of dollars building a business that still lacks a clear path to an acceptable return. ***A Board's job is to look over the horizon instead of reacting after the fact****.*

Disney Warned its Investors About the Impact of "Cord-Cutting" as Early as August 2015

US Pay TV Video Subscribers (mm)

*"**We're realists about the business and about the impact technology has had on how product is distributed, marketed, and consumed**… **All of this has and will continue to put pressure on the multi-channel ecosystem, which has seen a decline in overall households** as well as growth in so-called skinny or cable-light packages. **ESPN has experienced some modest sub losses, although those have been less than reported by one of the prominent research firms**."*

*– Robert A. Iger, Disney CEO & Director, **August 2015***



84
88
93
97
100
100
100
99
97
92
83
73
80%
82%
84%
86%
89%
88%
87%
83%
80%
74%
65%
56%
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
Q3'23
Cable
Satellite
TelCo
vMVPD
Penetration of Occupied US HH

Source: MoffettNathanson. Note: U.S. Pay TV Subscriber data, including vMVPD (virtual Multichannel Video Programming Distributors).

When Disney Finally Launched Streaming, the Strategy Was Seemingly Poorly Planned and Executed

We believe Disney underestimated the cultural and business model differences between operating a direct-to-consumer "retail" business and a legacy "wholesale" business. This miscalculation has hurt DTC performance.

"Wholesale" Mentality – *Legacy Media*

Indirect Relationship w/ Customers

- **Disney has historically operated as a wholesaler where success was determined primarily by maximizing distribution by pleasing the distributors (e.g., cable companies) who were responsible for satisfying, acquiring, and retaining end customers**

"Retail" Mentality – *Direct-to-Consumer*

Direct Relationship w/ Customers

- **Success in direct-to-consumer video distribution requires relentless focus on engagement, content availability, quality, discovery, churn management, and technology**

When Disney launched its streaming strategy, we believe it made many decisions to maximize distribution quickly that run counter to the core tenets of running a successful DTC platform:

- ✕ Aggressively low price point to drive customer acquisition
- ✕ Struck unfavorable wholesale deals (e.g., Verizon) to drive subs at the expense of margins
- ✕ Undisciplined content and marketing spend
- ✕ Solving to maximize distribution, not engagement
- ✕ Suboptimal technology platform "constrained by goal of getting big fast"(1)

Source: Company transcripts. Note: (1) Fast Company article titled "Why Disney Plus's new Hulu integration was such a huge, high-stakes challenge" published by Harry McCracken on 12/07/23.

Strategic Deliberations in Public Have Caused Headaches… and Suggests a Board That Fails to Provide Proper Oversight

We are concerned that the Company has been caught flat-footed during a period of seismic change in the industry. By openly discussing strategic questions without a fully-formed plan (and overpromising), Disney has frustrated its business partners and the investment community.

Situation	Business Partner and Analyst Reaction
Disney's repeated public comments about launching a Flagship ESPN streaming service in the future understandably irked Charter Communications, one of ESPN's largest distribution partners, leading to a dramatic and very public carriage dispute	"And **the idea that somebody has publicly said repeatedly that it is going to go direct-to-consumer, and you're signing up to that type of long-term deal.** It also -- **that's untenable**." *– Chris Winfrey, Charter CEO, September 1, 2023*
On a CNBC interview at the Sun Valley Conference in July 2023, Bob Iger commented that the linear assets "may not be core to Disney," which was interpreted by investors as a "for sale sign" on the linear assets… only to have to walk those comments back later in the year	"On the negative side, **Iger's open and honest disclosure about his worries about the long-term health of the linear networks has frustrated the market because it wasn't matched by an immediate action step**. As such, we have been needlessly left wondering and postulating about assets that are no longer drivers of future company earnings." *– Michael Nathanson, MoffettNathanson, November 9, 2023*

"Sometimes, when I am looking for a reaction to my own thought process, I like to test that process in public, particularly in ways that I might be able to get a reaction from the investment community. So my thought was at the time that I would essentially be public with that thought process."

– Robert A. Iger, CEO & Director, November 2023

Source: SEC filings, Company transcripts, Company press releases and investor presentations, Wall Street Equity Research, CNBC, The New York Times.

Recent Strategic Announcements Appear Half-Baked and Highlight Continued Failures of Oversight

Disney's recently-announced strategic initiatives are lacking in detail to sufficiently evaluate their merits. It is hard to imagine a fully engaged Board would allow the announcement of term-sheet deals without defined returns, goals, or sufficient notification to key partners.

EPIC GAMES

$1.5 Billion
Investment

- × When asked about the investment, Disney's CFO said it is **too early to speculate on product and pricing plans**
- × It is **concerning that the Epic investment appears to lack a clear target return or roadmap**, particularly given Disney's mixed track record in gaming(1)

"**I think it's early days to speculate on [the economics of Epic], the product isn't even built yet… in terms of pricing and all of those things it's just too early** for us to really talk about but I do expect its going to be a very profitable business for us"

Hugh Johnston, Disney CFO, February 2024

ESPN
FOX
WARNER BROS. DISCOVERY

"Skinny" Sports Bundle ***JV***

- × **No definitive agreement signed**; only that the parties "have reached an understanding on principal terms"
- × Disney has **not shared the basics of a business plan with shareholders**
- × It has been **reported that the NFL and NBA were "kept in the dark" about the service** until shortly before the announcement was made
- × **Antitrust concerns have been raised** and it is unclear if the term sheet will even become a deal; competition has sued

"**An effort to notify the leagues wasn't made until Tuesday before a planned announcement**. Many learned of it when The Wall Street Journal broke the news...**The leagues… are eager to be fully debriefed and ensure that this platform doesn't present new business risks or threats**."

Wall Street Journal, February 2024

"'[M]anagement by press release'" — meaning that if I say something with great conviction to the outside world, it tends to resonate powerfully inside our company."

– Robert A. Iger, CEO & Director, The Ride of a Lifetime: Lessons Learned from 15 Years as CEO of The Walt Disney Company

Source: SEC filings, Company transcripts, Company press releases, WSJ article titled "Streaming Venture From ESPN, Fox and Warner Blindsides Sports Leagues," by Joe Flint and Isabella Simonetti published 02/07/24, *The Ride of a Lifetime: Lessons Learned From 15 Years As CEO of the Walt Disney Company*, by Robert A. Iger published in 2019. Note: (1) Forbes article titled "Disney Tries Again To Get Game Business Right With Epic, Fortnite Deal," by David Bloom published 02/07/24.

Disney's Plan to Fix its Underperformance Has Amorphous Goals and is Missing Crucial Details

Despite Disney's recurring rhetoric of "executing on four key building opportunities that will be central to" its success, the Company's plan appears to lack a tangible path forward.

Disney's Plan for Value Creation Appears to Lack Commitments, Guidance, and Clarity

Disney's Key Building Opportunities / Plan	Disney's Statements and Presentation	Crucial Missing Details	Trian's View
Streaming Profitability	✔ *"Focused on achieving significant and sustained profitability"* *"Double-digit margins"*	! How profitable? What is Disney's timetable to achieve?	✖ Disney is targeting "double-digit" margins but has not committed to a specific target or a timetable for achieving the target
$7.5 Billion of Cost Savings by FYE 2024	✔ *"On track to achieve about $7.5 billion in cost savings – $2 billion more than our original target"*	! What are net savings? Will $4.5bn of content cost cuts negatively impact long-term growth?	✖ Cost cuts appear to be "window-dressing" seemingly to help avoid a proxy contest; no commitment to bottom-line impact
Future of ESPN	✔ *"Building ESPN into the preeminent digital sports platform"* *"Exploring strategic partnerships"*	! What gives Disney confidence it can build a profitable sports DTC app after its challenges with Disney+ profitability?	✖ Disney has not shown a financial rationale, grounded in superior ROIC, to take ESPN DTC
Studio Creativity	✔ *"Improving the output and economics of our film studios"*	! What is Disney doing specifically to fix content going forward beyond making less of it?	✖ Disney is trusting leaders that got them into this creative rut, to get them out
Parks and Experiences Growth	✔ *"Strategically investing in our Experiences business to turbocharge growth"*	! What is the allocation plan on the ~$60 billion of CapEx? What is the ROIC target?	✖ Put out an undeveloped plan without tangible financial goals seemingly to grab headlines; what does so much deferred CapEx say about current oversight?

Source: SEC filings, Company transcripts, Company press releases and investor presentations.

Fox Was a Strategically Flawed $71 Billion Acquisition…

Disney's 2017 Strategic Rationale[1]	6 Years Later…
"21st Century Fox's premier film and television studios and respective libraries **significantly enhance our content output capability and world-class portfolio of intellectual property**"	× **Despite being billed as a studio and IP acquisition, ~67% of Fox's pro forma EBITDA was generated from linear TV cable networks**[2] (increasing exposure to a challenged business) × Disney's **content spend has doubled since the acquisition** as the Company ramped up content spend for Disney's core franchises and Disney+ originals **rather than relying on Fox library and acquired IP**
"**Expands our global reach in attractive, rapidly growing regions** and provides new avenues for growth"	× **Fox's India (Star) business has collapsed;** reportedly **Star was expected to see EBITDA decline by 50% in 2023 and lose money in 2024**[3] × Agreed to a **merger of its India (Star) business** with Reliance Industries that **valued Disney's assets at less than carrying value, leading to a ~$2bn impairment** (sold from a position of weakness) × In 2020 / 21, Disney **shut down 130 international TV channels and recorded a $5bn impairment**
"**Broadens our global direct-to-consumer (DTC) capabilities**, which will allow us to deliver a more compelling entertainment experience to consumers"	× **Acquiring a controlling interest in Hulu**, a general entertainment platform, **seemed to be at odds with Disney's strategy to focus on "franchise content"** × **Hulu Put / Call agreement** with Comcast has **created a complicated drawn-out negotiation that will cost Disney billions** × **Disney+ Hotstar subscribers declined 39% in FY 2023** after losing rights to IPL cricket
"**Delivers attractive Financial Benefits – $2B in cost synergies, accretive to EPS** for the second fiscal year post close…"	× Acquisition **put stress on balance sheet and diluted shareholders** materially; **cut dividend** × **Adj. EPS has declined ~50%** since the acquisition closed × The performance of **Disney's media assets have deteriorated** since the acquisition, **calling into question claimed synergies**

Source: SEC filings, Company presentations, Wall Street Equity Research. Note: (1) Represents Disney's stated "Strategic Rationale" sourced from Disney's Investor Presentation regarding the 21st Century Fox transaction dated 12/14/17. (2) MoffettNathanson estimate, includes FX, National Geographic, and International Cable Channels, excludes RSNs. (3) Wall Street Journal article titled "Disney Explores Strategic Options for India Business" published by Jessica Toonkel, Joe Flint, and Lauren Thomas on 07/11/23.

…And Was Arguably the Result of Misaligned Incentives…

On the same day that Disney agreed to acquire Fox, the Board extended Mr. Iger's employment agreement by four years and awarded him an "over-the-top" compensation package, reasoning that doing so was "critical" to driving long-term value from the acquisition.

Mr. Iger's Total Target Compensation Significantly Increased as a Result of the Fox Acquisition[1]


Other Compensation
Special Equity Award
$127mm
Prior Compensation Package at Target
2.1x
$270mm
$100mm
$170mm
December 2017 Compensation Package at Target (FY18-FY21)
3.6x
$456mm
$175mm
$282mm
December 2017 Compensation Package at Max (FY18-FY21)

- Mr. Iger's revised compensation package included increases to his salary, annual incentive and annual equity grant, plus **an "over-the-top" special equity award**
- In our view, the **prospect of a much larger compensation package** (more than double his previous package) **created a strong financial incentive** for Mr. Iger **to pursue the Fox deal regardless of its prospects**, creating a significant conflict of interest
- Despite the fact that Mr. Iger stepped down as CEO less than one year after the transaction closed, he was still permitted to retain his entire pay package, including the full special equity award

"A number of people in our process actually advised that we not increase our bid significantly, that we move up in smaller increments, and I came up with the idea of bidding significantly higher because I thought it was the best way to cause Comcast to fold its tent, to ultimately cease bidding."

– Robert A. Iger, CEO & Director, MasterClass on Business Strategy and Leadership

Source: SEC filings, MasterClass. Note: (1) "Prior Compensation Package at Target" reflects the value of Mr. Iger's target compensation as disclosed on page 30 of Disney's 2018 Proxy Statement multiplied by four to arrive at an illustrative four-year value. "Target" compensation reflects the value of the compensation that Mr. Iger would have received from FY18-FY21, under the original compensation package awarded to him in December 2017, if Mr. Iger's annual bonus and annual grant of performance-based units were each valued at 100% of target and valuing Mr. Iger's special award of performance-based units at $75,819,826. "Max" compensation reflects the value of the compensation that Mr. Iger would have received from FY18-FY21 if Mr. Iger's annual bonus and annual grant of performance-based units were each valued at 200% of target and valuing Mr. Iger's special award of performance-based units at $149,639,748 (equal to the implied valuation of the maximum number of units that could be earned).

…And Has (Still) Not Delivered on Promises Financially

In our view, Fox represented an unnecessary and risky bet – ***the $71bn gross / $57bn net transaction value was over 3x larger than the cumulative value of the Pixar, Marvel and Lucasfilm acquisitions***.

- We are skeptical that Disney has delivered on its targeted synergies and EPS accretion given the deterioration of Disney's media earnings power following the acquisition
- If Disney has fully delivered on target synergies, the benefits have likely been offset by the deteriorating earnings power of the acquired Fox assets
- Furthermore, Fox continues to create new headaches for Disney, including the collapse of the India business over the last year and Charter's recent decision to drop a portfolio of small but profitable cable networks (FXX, FXM, Nat Geo Wild)

Disney ex-Experiences EBIT[(1)]

($bn)



How does Disney explain ~$8bn of missing EBIT?
$12.7
$2.0
$1.5 (3)
Hulu Consolidation
$1.9
$8.8 (2)
-81%
$11.2
$4.8
$2.6
Streaming Losses
$2.2
Disney ex-Experiences EBIT FY18
Fox EBIT FY18
Synergies
Pro forma ex-Experiences EBIT
Disney ex-Experiences EBIT FY23

Source: SEC filings. Note: (1) Includes Disney's Entertainment and Sports segments as well as corporate expense allocations; FY 2023 Disney ex-Experiences EBIT adjusted for intersegment allocation of revenue from Consumer Products for comparability purposes post-Disney's recasting of segment financials. (2) Excludes $548mm equity in the loss of investees from Hulu. (3) Consolidated Hulu earnings based on the Unaudited Pro Forma Condensed Combined Statements of Income of The Walt Disney Company found in Disney's Form 8-K filed on 08/29/19.

We Believe Disney's Conformist Corporate Culture Does Not Accept Dissenting Viewpoints

Disney's Long-Time CFO Unexpectedly Departed After Reportedly Clashing With Disney Executives

Christine McCarthy's abrupt departure was concerning because she played a leading role in the ongoing restructuring and cost reduction plan

THE WALL STREET JOURNAL.

Disney Finance Chief Clashed With Top Executives Before Stepping Down

By: Joe Flint and Mark Maurer – Published June 16, 2023

"…Disney said McCarthy is taking a family medical leave. McCarthy has an ailing husband, who has been in a healthcare facility since the start of the year.

The abrupt exit of McCarthy caught some colleagues and associates by surprise. A person familiar with her situation said there have been no dramatic changes in her life recently that would require her to step back.

***McCarthy** has **clashed with Disney Chief Executive Robert Iger** and other top executives **over strategy, including the amount of money Disney spends on content and a recent restructuring that she felt didn't go far enough to streamline the company**, a person familiar with the matter said…."*

"Disney Nice" Culture Disincentivizes Honest Debate and Best Outcomes

We also find it concerning that Disney's culture seemingly rewards executives and directors for avoiding conflict and punishes those who respectfully challenge the assumptions of leaders – even when justified

CNBC

Disney's Wildest Ride: Iger, Chapek and The Making of an Epic Succession Mess

By: Alex Sherman – Published September 6, 2023

"…The entire episode has also revealed the limitations of "Disney nice."

***Avoiding face-to-face conflict, at least at the CEO and board level, fostered an environment where Iger and Chapek couldn't hash out their differences**. **Executives who openly challenged others** — Mayer, Rice, McCarthy — **were ultimately dinged for their frankness**.*

***Iger never went directly to Chapek with his concerns**, even though Iger was Chapek's boss [as Exec. Chair]. Chapek largely avoided bringing up his fears with Iger rather than confronting the two men's issues…."*

Source: SEC filings, WSJ article titled "Disney Finance Chief Clashed With Top Executives Before Stepping Down" published by Joe Flint and Mark Maurer on 06/16/23, CNBC article titled "Disney's Wildest Ride: Iger, Chapek and the Making of an Epic Succession Mess" published by Alex Sherman on 09/06/23.

In Disney's World Management & Directors Are Never At Fault

Problem	Disney's Explanation	Who & What is Really to Blame
Strategic Challenges	***"My predecessor"!*** "…**I came back fixing a lot of problems** that the company has had and dealing with a lot of challenges. Some that were **brought on by decisions that were made by my predecessor**..."	***Board Succession Failure*** Disney cannot credibly blame Bob Chapek for the Company's problems given the fact *Mr. Iger has been CEO or Executive Chair since 2005 for all but 11 months*
Organizational Structure	***"My successor and predecessor"!*** "The **structure of the company that had been changed by my successor** and predecessor… **it was very apparent to me while I was out and when I came back that was a mistake.**"	***Lack of Board Oversight*** Mr. Iger criticized the structure put in place in 2020 under Bob Chapek *while Mr. Iger was Executive Chair through Dec 2021* – ensuring organizational structures are effective is a core Board priority
Quality of Content	***"We lost some focus"!*** "...I've always felt that quantity [of content] can be actually a negative when it comes to quality, and I think that's exactly what happened, **we lost some focus.**"	***CEO & Leadership's Poor Decision Making*** Despite blaming creative issues on volume, *Mr. Iger "continued to direct Disney's creative endeavors" until his departure from the Board* in Dec 2021 and resumed responsibility as CEO in Nov 2022
Sputtering Creative Engine	***"The pandemic"!*** "That said, as I've looked at our overall output, meaning the studio, **it's clear that the pandemic created a lot of challenges creatively for everybody**, including for us."	***Poor Execution on Creative Strategy*** In 2023, *Disney had one of its worst years creatively*, lost money in the studio, while competitors found success (Super Mario Bros., Barbie, etc.) – management compensation still exceeded 100% of target
Linear Decline & Rise of Streaming	***"Disruptive forces…preying"!*** "…**when I came back**, one of the things **I discovered** was **that the disruptive forces** that have been **preying on that business for a while are greater than I thought**…"	***Board & CEO Missing Industry Trends*** The media *industry has been experiencing "disruption" for more than a decade* yet Disney *waited until 2019 to launch a streaming strategy and even increased its exposure to linear through the Fox deal*

Source: SEC filings, Company transcripts, CNBC, The New York Times. Note: All quotes displayed under "Disney's Explanation" attributable to Robert A. Iger.

Disney's Chronic Succession Problems Have Seemingly Created a Leadership Void

Succession, which is arguably the Board's most important responsibility, remains a chronic problem for the Company. We believe the Board has become overly reliant on Mr. Iger, precluding Disney from developing an effective succession plan – as a result, talented executives and succession candidates have left the organization, creating a leadership void.

The Board's Commitment to Mr. Iger…

Oct 2011	Bob Iger signs contract extension where he will remain Chairman & CEO through March 31, 2015 and will serve as Executive Chairman through June 30, 2016
Jul 2013	Signs contract extension where he would step down as Chairman / CEO by June 2016
Oct 2014	Signs contract extension to remain Chairman / CEO through June 2018
Mar 2017	Signs contract extension to remain Chairman / CEO through July 2, 2019; also granted a three-year consulting agreement upon retirement
Dec 2017	Signs contract extension to remain Chairman / CEO through December 2021
Feb 2020	Bob Chapek named CEO; Bob Iger to become Executive Chair through December 2021 and direct Disney's "creative endeavors"
Nov 2022	Disney names Bob Iger CEO, effective immediately, and will remain CEO through December 2024
Jul 2023	Bob Iger signs contract extension to remain Chief Executive Officer through December 2026

…Has Created a Leadership Void Where Disney Relies on Former CEO Successor Candidates to Serve as Consultants

On July 30th, 2023 – Puck reported that **Kevin Mayer and Tom Staggs – two former executives (and now Disney competitors!) who were viable CEO succession candidates that were passed over** prior to their departures years ago – "**have both been engaged individually by Disney to consult with Iger**"

*"**Iger has systematically eliminated any executive who could become a successor**. To me it's a real black mark on Iger's record."*

– Gary Wilson, Former CFO of Disney and Director (on Board for 21 years, up to and including the first hiring of Mr. Iger as CEO)

Source: SEC filings, Company press releases, Puck article titled "Iger Brings Back His Old Heirs Apparent" by Matthew Belloni published on 07/30/23, WSJ article titled "The Disney Sequel Bob Iger Never Wanted" by Robbie Whelan published 01/24/24.

Disney's Succession Process Appears to Lack Rigor

Disney's **Board reportedly expedited Bob Chapek's interview process for CEO** based on Mr. Iger's suggestion	2020	"**Iger told board members he didn't think Chapek needed to audition for the role**… Iger told [Chapek] that **instead of the one-on-one board interviews, Disney's lead independent director**, Susan Arnold, **would be in touch**… She and Iger had both recommended Chapek for the job, and **the board had approved**." (CNBC)
Iger was appointed **Exec. Chair with authority over "creative endeavors" for a two-year period**, which apparently prevented Mr. Chapek from establishing himself as Disney's clear leader	2020	February 25, 2020 – "**Iger assumes the role of Executive Chairman and will direct the Company's creative endeavors**…**through** the end of his contract on **Dec. 31, 2021**." (Disney)
The Board paid Mr. Iger more as Exec. Chair than it paid the new CEO – a move that ISS described as "unusual"	2021	"**Mr. Iger**, then still under contract as executive chairman, **didn't move out of the office he kept at Disney's headquarters** in Burbank, Calif. **He called strategy meetings with Mr. Chapek's underlings without inviting the new CEO**." (WSJ)
Board unanimously agreed to extend Mr. Chapek's contract in June 2022 and abruptly fired him 5 months later	2022	**June 28, 2022** – "Today, The Walt Disney Company Board of Directors **unanimously voted to extend Bob Chapek's contract as Chief Executive Officer for three years**." (Disney)
The Board reached out to Mr. Iger and hired him back over one weekend, calling into question whether any other candidates were considered **As Mr. Iger noted, he "got the call Friday and was working Monday."**	2022	"The executive change came together quickly, blindsiding Chapek and his closest allies. **Disney's board reached out to Iger on Friday [November 18, 2022], without any other serious candidates in mind** to replace Chapek as CEO, CNBC's David Faber reported Monday, citing sources." (CNBC)

Source: SEC filings, CNBC article titled "Disney's Wildest Ride: Iger, Chapek and the Making of an Epic Succession Mess" published by Alex Sherman on 09/06/23, WSJ article titled "Bob Iger vs. Bob Chapek: Inside the Disney Coup" published by Joe Flint, Robbie Whelan, Erich Schwartzel, Emily Glazer and Jessica Toonkel on 12/17/22, CNBC article titled "Disney Blindsided Chapek with CEO Decision After Reaching Out to Iger on Friday" published by Alex Sherman on 11/21/22. David Faber CNBC interview with Bob Iger on 02/09/23.

Disney Has Entrusted Many of the Same People Who Previously Failed Succession to Fix It

The Board has given Bob Iger a dual-mandate to get the business back on track and assist with succession planning…

		Involved in Latest Succession Issues?
	**Robert A. Iger** *CEO & Former Executive Chair of Disney*	*Yes*

"In November, we announced Bob Iger's return to the role of Chief Executive Officer. While remaining focused on the ongoing evolution of our core operating model, ***the Board gave Bob a dual mandate for his two-year term*** *to rebalance investment with return opportunity while retaining the focus on the creative talent that defines Disney* ***and to assist the Board in ongoing leadership succession planning.****"*

– Disney's 2023 Proxy Statement

… and set up a Succession Planning Committee largely made up of Directors who were involved in the latest succession issues

		Involved in Latest Succession Issues?
	**Mark Parker** *Executive Chair of Nike*	*Yes*
	**Mary Barra** *CEO & Chair of General Motors*	*Yes*
	**Calvin McDonald** *CEO of Lululemon*	*Yes*
	**James Gorman** *Executive Chair of Morgan Stanley*	*No*

- Mark Parker, who chairs the committee, reportedly has a close personal friendship with Iger and inspired Iger to remain as Executive Chairman(1)
- Both Mark Parker and James Gorman remain Executive Chairs of their respective companies – a succession plan model that did not work for Disney

"Success and succession are fundamentally different objectives for CEOs. Someone in Mr. Iger's seat has too many competing interests and conflicting incentives to handle both… ***the guy who gets you lost in the woods isn't the right guy to find your way out****."*

– Charles Elson, Founding Director of the University of Delaware's Weinberg Center for Corporate Governance, December 2022(2)

Source: (1) CNBC article titled "Disney's wildest ride: Iger, Chapek and the making of an epic succession mess" published by Alex Sherman on September 6, 2023, (2) WSJ article titled "Bob Iger Is Back at Disney to Fix His One Big Failure: Succession" published by Ben Cohen on 12/01/22.

The Succession Committee Is Already Off to a Rough Start

The Board Announced That it Had Extended Mr. Iger's Employment Contract Through 2026 Just Months After Signing a Two-Year Agreement

- Extending Mr. Iger's contract, shortly after stating it was initially for two years, has given investors another reason to question the Company's succession process and the Board's overreliance on one individual

November 20, 2022 — 2.5 Months — **February 6, 2023** — 5 Months — **July 12, 2023**

November 20, 2022

*"Mr. Iger… has agreed to serve as Disney's CEO **for two years**, **with a mandate** from the Board to set the strategic direction for renewed growth and to work closely with the Board **in developing a successor** to lead the Company **at the completion of his term**."*

February 6, 2023

*"**Bob is simultaneously prioritizing** assisting the Board in identifying, **developing and mentoring a successor CEO**, **a process which has already begun**."*

July 12, 2023

*"…**Iger's extension** provides continuity of leadership during the Company's ongoing transformation, and **allows more time to execute a transition plan for CEO succession**, which remains a priority for the Board."*

"…I think we're approaching [the succession process at Disney] differently, and I just don't want to... it's just not something that I feel other than saying that we're aggressively pursuing succession, there's no more detail that I want to give."

– Robert A. Iger, CEO & Director, November 2023

Source: SEC filings, Company press releases, The New York Times. Note: Quotes in timeline represent statements made in press releases and Disney's FY 2023 proxy statement.

Executive Compensation Is Not Properly Tied to Performance

Despite disappointing operating results that have created little value for shareholders, Disney's named executive officers (NEOs) have received "over-the-top" compensation year after year.

NEOs Have Been Paid $1 Billion Despite Total Shareholder Return Underperformance

Cumulative NEO Compensation Since FY 2013 ($mm) vs. TSR


TSR Since FY 2013(1)
S&P 500: +206%
Disney: +37%
$59
$144
$250
$352
$420
$531
$624
$691
$825
$920
$1,003
206%
37%
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Annual Bonus Payouts Have Exceeded 100% of Target For Ten of the Past Eleven Years

Annual NEO Bonus Payouts Since FY 2013


100% Payout
113%
190%
177%
173%
117%
146%
181%
0% COVID-19
193%
146%
108%
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Source: SEC filings, FactSet. Note: (1) TSR measured from Disney's fiscal year 2013 ended 09/28/13 through 09/30/23.

Failure to Set Challenging Annual Incentive Targets…

Without an emphasis on clear, measurable and ambitious goals, management pay is not properly aligned with performance or the creation of long-term value.

Annual Incentives Are Tied to Undemanding Targets…

Adj. After-Tax Free Cash Flow Performance Targets vs. Consensus ($bn)

- Disney fails to set challenging financial performance targets (70% of annual bonus), including ***negative*** **free cash flow targets in FY 2021 & 2022**(1) and targets well below consensus estimates when comp plans for the year are made ('20-'23)



Target
Consensus
$4
$8
-$8
$2
-$1
$5
$1
$5
FY20
FY21
FY22
FY23

…and 30% of Annual Incentives Are Discretionary

Average Payout on NEO "Other Performance Factor"(2)

- Disney NEOs have consistently earned payouts well-above target on ***discretionary*** "Other Performance Factors"



163%
200%
176%
114%
129%
100% Payout
COVID-19
FY18
FY19
FY20
FY21
FY22
FY23

Source: SEC filings, FactSet. Note: (1) FY 2020 and FY 2021 target adjusted after-tax free cash flow assumed to be the average of the performance range provided in the proxy statement. (2) "Other Performance Factors" for FY 2023 included: Diversity & Inclusion (highest weighting), Collaboration on Strategic Priorities and Efforts Towards Creativity & Innovation.

…Coupled With Egregious Long-Term Incentive Targets That Are Unambitious

Disney's Return on Invested Capital ("ROIC") Targets in Context



4.5% 2-Yr Treasury Yield(1)
~9% Disney Estimated Cost of Capital
Target FY22 ROIC
4.1%
Target FY23 ROIC
5.6%
Actual FY23 ROIC
5.7%
Actual FY18 ROIC
13.0%

50% of equity compensation is linked to three-year ROIC goals of which FY 2022 and FY 2023 had targets for 100% payout set well below Disney's cost of capital and less than half of Disney's reported ROIC 5 years ago

Source: SEC filings, FactSet. Note: (1) 2-Year Treasury Yield as of 11/29/22, the date ROIC targets for fiscal 2023 were set.

Leading Proxy Advisors Have Been Critical of Compensation

Excessive Pay Practices for Mr. Iger as CEO and Executive Chair

"**[I]t is unusual for an executive chairman to be compensated at a significantly higher level than the company's CEO** and the proxy does not provide a compelling reason for this arrangement… The proxy **does not adequately explain why investors should bear the costs for him to remain the most highly compensated NEO even when his apparent role and responsibilities within the company are reduced.**"

***Institutional Shareholder Services** – 2021 Disney Report*

Poor Pay-for-Performance Grades

2018	*2019*	*2020*	*2021*	*2022*
"D"	**"F"**	**"F"**	**"D"**	**"D"**

***Glass Lewis** – Pay-for-Performance Grades*

Excessive One-Time Pay Packages Incentivized Large M&A Over Value Creation

"[W]hile we acknowledge the need to retain critical leadership in anticipation of such a significant merger, **the magnitude of the special equity grant ($100 million) is excessive**."

***Institutional Shareholder Services** – 2018 Disney Report*

Source: ISS and Glass Lewis reports.

One of the Worst “Say-on-Pay” Track Records in the S&P 500

Only one constituent of the S&P 500 (Oracle) has received more votes below 70% than Disney since 2011.

Disney’s Say-on-Pay Vote vs. S&P 500 Median[(1)]


100%
90%
80%
70%
60%
50%
40%
30%
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
S&P 500 2011-23 Median: 94%
Disney
Disney’s 2011-23 Average: 70%
FAIL

Recommendation	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
ISS	Against	Against	Against	For	For	For	For	Against	Against	Against	Against	For	For
Glass Lewis	Against	Against	Against	Against	Against	Against	Against	Against	Against	Against	For	For	For

Source: SEC filings, FactSet, Note: (1) “Vote” indicates “For” votes as a percentage of votes “For” and votes “Against,”

Compensation Issues Continued to Plague Disney in FY 2023

$83mm Total Compensation Paid to NEOs Despite Negative Shareholder Returns

+6% CEO Comp Increase YoY[(1)]

Poor TSR


FY 2023
-14%
-49%
-36%
Absolute TSR
Relative TSR vs. Proxy Peers
Relative TSR vs. S&P 500

99% Payout on Financial Performance Despite Missing Consensus Estimates

70% of Annual Incentive

FY 2023 Financials vs. Consensus[(2)]

Revenue:

$94.3bn Consensus

$88.9bn Actual MISS

Segment EBIT:

$15.9bn Consensus

$12.9bn Actual MISS

Adj. EPS:

$5.42 Consensus

$3.76 Actual MISS

145% Discretionary Payout to CEO on "Other Performance Factors"

30% of Annual Incentive

CEO's Performance Highlights from Proxy Statement Included:

- **Mr. Iger's work with the Succession Planning Committee**: the Committee's only accomplishment was to extend Mr. Iger's contract by two years, including a significant pay raise
- **Disney's recent box office successes**: Disney films have been commercial and creative disappointments while the studio segment lost money this year

103% Payout on ROIC Test for Earning Well Below Disney's Cost of Capital

50% of PBU Payout

ROIC Target vs. Actual ROIC and WACC


~9%
5.6%
5.7%
FY23 Target for 100% Payout
FY23 Actual ROIC
Disney's Estimated WACC

Source: SEC filings, FactSet. Note: (1) Inclusive of all compensation (as reported in each "Summary Compensation Table" of Disney's Definitive Proxy Statements) to Bob Iger and Bob Chapek in FY 2022 and FY 2023. (2) Consensus estimates as of the beginning of FY 2023. "PBU" represents Performance-Based Restricted Stock Units.

The Board Has Failed to Appoint an Appropriate Compensation Committee

We believe Disney's Compensation Committee suffers from a lack of skill, independence and alignment.

Maria Elena Lagomasino's (*Chair of Disney's Compensation Committee*) Poor Track Record

Maria Elena Lagomasino has a long track record of overseeing problematic compensation practices at other companies



Coca-Cola 1 of 3 Comp. Members	AVON Compensation Chair (2009 – 2015)		
2022	2013	2014	2015
✕	✕	✕	✕
	"F" Pay-for-Performance Grade from Glass Lewis	"F" Pay-for-Performance Grade from Glass Lewis	"F" Pay-for-Performance Grade from Glass Lewis
50% "Say-on-Pay" Support	**56%** "Say-on-Pay" Support	**56%** "Say-on-Pay" Support	**71%** "Say-on-Pay" Support

50% **of Disney's Compensation Committee Members Have Remained In Place Since 2017**

These members approved Mr. Iger's special equity award linked to the Fox acquisition and contributed to four consecutive years of Say-on-Pay votes below 70%

50% **of Disney's Compensation Committee Members Are Executives of Other Public Companies**

Their natural posture, in our view, is one of deference towards their executive colleague

Source: SEC filings, FactSet, Glass Lewis.

Ms. Lagomasino's Tenure on Disney's Comp. Committee Included Awarding of an Egregious CEO Pay Package

On the same day that Disney agreed to acquire Fox, the Board extended Mr. Iger's employment agreement by four years and awarded him an "over-the-top" compensation package.

Mr. Iger's Aggregate Compensation Under 4-Year Employment Extension Entered Into in Connection with Fox Acquisition[1]

(FY18 - FY21)


Target Direct Compensation
Special Equity Grant
2.6x
2.6x
2.3x
$270mm
$270mm
$236mm
$100mm
$100mm
$100mm
$170mm
$170mm
$136mm
$104mm
General Industry Peer Median (FY18-FY21)
Bob Iger's Dec-17 Pay Package
Pay Package After Dec-18 Amendment
Pay Package After Mar-19 Amendment

- Upon announcement of the Fox deal, a new compensation package for Mr. Iger provided him a **total compensation opportunity more than 2.5x the median of Disney's General Industry Peers**
- Shareholders immediately objected to Mr. Iger's pay package; at Disney's 2018 Annual Meeting, **Disney's Say-on-Pay proposal received just 45% support**
- Following significant shareholder discontent,[2] **the Compensation Committee amended Mr. Iger's agreement twice**:
  - In December 2018, the agreement was amended to increase the rigor of the performance goals associated with the special equity award
  - In March 2019, the agreement was amended to reduce Mr. Iger's annual target compensation again
- **The value of Mr. Iger's $100 million special equity award remained unchanged**, and even with these amendments, Mr. Iger remained eligible to receive far more than $200 million in compensation from FY18 to FY21

*"**The substantial payments to Bob Iger** in connection with his contract extension and the upcoming 21st Century Fox merger **are concerning**… [T]he **magnitude of the special equity grant ($100 million) is excessive**… Even in the face of retention concerns, **awards of this size should be tied to very challenging performance conditions, or at least require relative outperformance** for full vesting…"*

*– **Institutional Shareholder Services**, 2018 Disney Report*

Source: SEC filings. Note: (1) "Target Direct Compensation" reflects the target value of Mr. Iger's base salary, annual bonuses and annual equity awards from FY18-FY21. "Special Equity Grant" refers to the special award of restricted stock units and performance-based restricted stock units awarded to Mr. Iger in connection with his employment extension. "General Industry Peer Median" refers to the total CEO compensation reported by the "General Industry Peers," as disclosed on page 20 of Disney's 2018 Proxy Statement, during each company's 2018, 2019, 2020 and 2021 fiscal years. (2) Per Disney's 2019 Proxy Statement, investors had expressed "concerns" throughout the year that "performance requirements should be more rigorous given the magnitude of the award."

Disney's Investment Case Is Held Back by Ambiguous Shareholder Communications

	Whenever Analysts Look for Tangible Details…	…Disney Seems to Spin Platitudes and Ambiguity
Studio Fix?	"…on film studio…**what are you doing in particular to fix the film slate** going forward?" *MoffettNathanson, FQ4'23 Earnings Call*	"…**we're looking to** – and working to consolidate, meaning **make less, focus more on quality**. **We're all rolling up our sleeves, including myself to do just that.**" *Robert A. Iger, FQ4'23 Earnings Call*
ESPN Financial Plan?	"…**what is success for Disney shareholders in Sports?** How do we think about that kind of **financially** and strategically?" *Morgan Stanley, FQ1'24 Earnings Call*	"**Permit me to throw a couple of cliches your way**…**ESPN has always aimed to serve the sportsman effectively**…And so all of the steps that we've been taking and that we announced today and that we **will continue to take are aimed at doing just that**." *Robert A. Iger, FQ1'24 Earnings Call*
Streaming Timetable?	"…with a double-digit margin target for streaming. **Any help on a timetable that gets us there?** Or **what factors** do you think **will drive you** from here **to double digits** in the next couple of years?" *MoffettNathanson, FQ1'24 Earnings Call*	"In terms of how we get there, it's really in many ways the way that we've gotten from where we were to the point we're at right now…**Not going to put a specific time frame on that right now.**" *Hugh F. Johnston, FQ1'24 Earnings Call*
Parks Investment Detail?	"…in parks, 70% of the $60 billion in CapEx that you outlined…will go to incremental capacity, so like over $40 billion in new parks and attractions. **Can you give us some color on timing and location?**" *BofA Securities, FQ1'24 Earnings Call*	"We're already hard at work at **basically determining where** we're going to place our new investments **and what they will be**. You **can pretty much conclude that they'll be all over**…I'm **not going to really give you much more of a sense of timing**…." *Robert A. Iger, FQ1'24 Earnings Call*

*"Having covered Disney since mid-way through George W. Bush's presidency (!)…**we think it is notable – and not unrelated – that the ambiguity in Disney's outlook has helped investor sentiment to an all-time low**."*

– MoffettNathanson, January 2024

Source: Company transcripts, Wall Street Equity Research.

Disney's "Meaningful Interactions" Amount to Approximately 3 Hours of Total "Engagement" with Trian

*Disney claims that it has maintained an open dialogue with Trian, having "no less than 20 meaningful interactions" since February 2023… **In reality, we had precious few substantive interactions – mostly brief phone calls or emails – and not a single meeting with a non-executive Director in-person in over a year of formal engagement regarding Board representation**. Further, Disney's Proxy Statement only lists 11 interactions with Trian since February 2023.*

Jan 2023

Disney agreed to let Trian meet with the Board to **present its perspectives on the Company** and discuss its request for Board representation

We were allotted just 45 minutes, not a single non-management Board member attended in-person, and **not one substantive question was asked by a non-management Director**

Nov 2023

Nelson Peltz met with Bob Iger to discuss a **proposal by Trian for Nelson to be added to the Board together with two mutually agreed upon candidates**

10 days later, on the eve of the opening of the **advance notice period** for the '24 Annual Meeting, the **Board appointed** James Gorman and Sir Jeremy Darroch as **new Directors, seemingly in an attempt to bolster its chances in a proxy campaign**

Dec 2023

Trian nominates Nelson Peltz and Jay Rasulo for election at the Annual Meeting to the Disney Board

The Disney Board determined not to recommend Nelson Peltz and Jay Rasulo **despite the fact that neither of the candidates were given the chance to meet with the Governance and Nominating Committee or any independent Director**

Feb 2024

Bob Iger is asked on *CNBC* if he plans to speak with Nelson ahead of the Annual Meeting

In response, Bob Iger **stated "I have not spoken to Mr. Peltz in a while. I have no plans to speak to him."**

Disney's Board decided to spend an estimated $40 million of shareholder money engaging in a proxy contest, while 11 out of 12 Directors have not even met Nelson Peltz or Jay Rasulo in-person during Trian's engagement with the Company in the past year and a half

Source: Disney's 2024 Definitive Proxy Statement, Background to the Solicitation. Note: "Engagement" with Trian defined as calls or meetings with current Disney Board members.

Disney's Board Appears Far More Focused on Gamesmanship Than Substantive Shareholder Engagement

Last Minute Board Additions & No Interview Opportunity

- After Trian sent a letter to Disney's Board requesting representation on November 24, 2023, **not a single member of the Governance and Nominating Committee offered to interview Mr. Peltz or Jay Rasulo** as part of Disney's supposed "lengthy and comprehensive search" for Directors

- **Instead, the Board announced the appointments of** James Gorman and Sir Jeremy Darroch as **new Directors days before Disney's advance notice period began**, seemingly in an attempt to bolster its chances in a proxy campaign

Eleventh Hour Bylaw Amendments

- One day after appointing Gorman and Darroch, and **3 business days prior to the opening of the Company's advance notice window**, **Disney amended its bylaws to add various procedural hurdles** for nominations

- **Added a bylaw** provision **allowing Disney to request any additional information which "it may reasonably require"** with respect to Board nominations – this and other newly-issued informational requirements were **so expansive that Trian's 2024 nomination notice was nearly 4x longer** than its 2023 notice (117 pages vs. 31 pages)

Strategically Renumbering Proxy Statement

- After filing a preliminary proxy statement on January 16, 2024, **Disney did not amend it proxy statement for 15 days until** February 1, 2024 – **approximately one hour after Trian filed its definitive proxy** statement

- When it did finally file its amended proxy statement, **Disney added additional shareholder proposals and renumbered the list of annual meeting proposals**, forcing Trian to mail a new proxy card to shareholders

Board's Agreement with ValueAct Capital Is Not a Substitute for Shareholder Representation Inside the Boardroom

20 days after Trian nominated candidates for Board representation, Disney entered into an "information-sharing arrangement" with ValueAct, another Disney shareholder, to enable it to consult with Disney's Board and management.

While They Can Be Beneficial, Shareholder Consulting Agreements are Not the Same as Board Representation

- ✕ **Management generally decides what information to share**
- ✕ **Consultants provide advice typically within a framework established by the principal**
- ✕ **Consultants do NOT provide independent oversight**
- ✕ **Consultants do NOT provide accountability**
- ✕ **Consultants CANNOT vote on Board matters and ensure alignment between a board and its shareholders**

We Are Also Concerned that Messrs. Iger & Morfit's Personal Relationship Could Jeopardize the Objectivity of Advice

> "**Disney Chief Executive Officer Bob Iger has at least a cordial relationship with ValueAct CEO Mason Morfit, who is married to actress Jordana Brewster**. Known for her role in the Fast & Furious films, Brewster has owned a home near Iger in the tony Brentwood neighborhood of Los Angeles. **Iger and Morfit have gone on hikes together**, according to the people, while **Morfit and Brewster attended a screening of the Disney film *Flamin' Hot* in Los Angeles last summer**."
>
> ***Bloomberg**, November 2023*

> "**I have known Bob Iger since** the time of our Fox investment (he was across the table during the Fox / Disney deal discussions in **2017**). **Over the years, I have used him as a sounding board for our investments** in New York Times, Nintendo and a few others…**I got excited when he returned to Disney a little over a year ago...**"
>
> ***Mason Morfit, ValueAct Co-CEO and CIO**, January 2024*

Source: Bloomberg article titled "Disney Activists Double After ValueAct Amasses Stake," by Thomas Buckley and Crystal Tse published on 11/15/23, Company press release, 13D Monitor.

Restore the Magic

Nelson Peltz and Jay Rasulo Bring Necessary Skills & Experience to Help Reverse Disney's Board Failures

Report Card: Nelson Peltz & Jay Rasulo's Board Expertise

Board Responsibility	Nelson Peltz Assessment	Jay Rasulo Assessment	Trian Grade
Strategy Oversight	▪ Peltz has served on over a dozen public boards; track record of turnarounds across numerous industries	▪ Rasulo had a successful career at Disney in senior strategic, financial, and operating roles	✓+
M&A and Capital Allocation	▪ Peltz has decades of M&A experience and has successfully bought and sold numerous businesses across industries	▪ Rasulo helped complete or integrate successful acquisitions at Disney (e.g., Lucasfilm, Marvel)	✓+
Culture & Accountability	▪ Peltz has worked with numerous boards to improve organizational structure and accountability, including P&G	▪ Rasulo understands Disney culture and how to drive change having worked at the Company for 30 years	✓+
Succession	▪ Peltz has assisted 6 different boards with executing on successful succession plans since 2016 alone	▪ Rasulo oversees succession planning as chair of compensation committee at iHeartMedia	✓+
Compensation Alignment	▪ Peltz currently serves on compensation committee at Unilever which has realigned comp. with key long-term value metrics(1)	▪ Rasulo chairs compensation committee at iHeartMedia which has received strong say-on-pay support	✓+
Shareholder Engagement	▪ Peltz brings investor perspective to Disney's boardroom as CEO of Trian	▪ Rasulo led Disney's shareholder engagement and investor relations efforts as CFO; well-respected in role	✓+

Source: (1) Q3 2023 Unilever transcript.

Trian Nominee – Nelson Peltz



Nelson Peltz has been Chief Executive Officer and Founding Partner of Trian Partners, an investment management firm, since November 2005. Mr. Peltz currently serves as a director of:

- Unilever PLC (NYSE: UL and LSE: ULVR) since July 2022
- Madison Square Garden Sports Corp. (formerly The Madison Square Garden Company) (NYSE: MSGS) since September 2015
- The Wendy's Company (NASDAQ: WEN) since September 2008

Mr. Peltz previously served as a director of:

- H. J. Heinz Company (formerly NYSE: HNZ) from September 2006 to June 2013
- Ingersoll-Rand plc (NYSE: IR) from August 2012 to June 2014
- Legg Mason, Inc. (formerly NYSE: LM) from October 2009 to December 2014 and May 2019 to July 2020
- MSG Networks Inc. (formerly NYSE: MSGN) from December 2014 to September 2015
- Mondelēz International, Inc. (NASDAQ: MDLZ) from January 2014 to March 2018
- Sysco Corporation (NYSE: SYY) from August 2015 to August 2021
- The Procter & Gamble Company (NYSE: PG) from March 2018 to October 2021
- Invesco Ltd. (NYSE: IVZ) from October 2020 to February 2022
- Janus Henderson Group plc (NYSE: JHG) from February 2022 to November 2022

Mr. Peltz has more than 40 years of business and investment experience, has served for over 20 years as the chairman and chief executive officer of public companies and has served on more than a dozen public company boards. Throughout his professional career, he has developed expertise working with management teams and boards. As a public company director, he has a long track record of prompting bold action to drive operational turnarounds, transformations, effective leadership succession processes, and value creation across numerous industries.

Note: For instance, at The Procter & Gamble Company ("P&G"), a household products company where Mr. Peltz served on the board of directors from 2018 until 2022, he helped P&G develop and oversee a "Four-Year Overhaul" that resulted in P&G "making several dramatic changes to help improve performance" and "streamlin[ing] its operations from 10 business units to six, improv[ing] its earnings growth, clear[ing] out bureaucracy and increas[ing] accountability." (Source: Article titled "Peltz to Depart P&G Board, Capping Nearly Four-Year Overhaul," published August 5, 2021 by Bloomberg.)

Trian Nominee – Jay Rasulo



James A. ("Jay") Rasulo currently serves as an independent advisor to various start-up and emerging companies.

He has served on the board of iHeartMedia Inc. (NASDAQ: IHRT), an audio media company, since May 2019, where he is the Lead Independent Director, Chair of the Compensation Committee and a member of the Audit and Nominating and Corporate Governance Committees.

Mr. Rasulo previously served on the board of Saban Capital Acquisition Corporation (formerly NASDAQ: SCAC) from 2016 to 2019, where he sat on the Audit Committee.

Mr. Rasulo was **previously an executive at The Walt Disney Company (NYSE: DIS) from 1986 through 2015, having spent his last five years at Disney as the Company's Chief Financial Officer and Senior Executive Vice President.**

During his tenure at The Walt Disney Company, among other roles, he served as the Chairman of Walt Disney Parks & Resorts Worldwide and CEO of EuroDisney SCA.

Prior to that time, he held strategic positions at Marriott Corporation (NASDAQ: MAR) and Chase Manhattan Bank.

Mr. Rasulo was previously the Chairman of the Los Angeles Philharmonic Association from 2016 through 2019 and has served as its Vice Chairman since 2019. He also previously served as the Chairman of the U.S. Travel Association and Chairman of the U.S. Travel and Tourism Promotion Advisory Board.

Mr. Rasulo is a graduate of Columbia University (BA, Economics) and received his M.A. and M.B.A. from the University of Chicago.

Disney's Candidates Fail Disney's Own Board Criteria

Disney's Criticism of Shareholder Nominees[1]	Disney Nominees Opposed by Trian: Maria Elena Lagomasino — Meets Criteria?[2]	Disney Nominees Opposed by Trian: Michael B.G. Froman — Meets Criteria?[2]	Trian Nominees: Nelson Peltz — Meets Criteria?	Trian Nominees: Jay Rasulo — Meets Criteria?
"[Does] not have relevant, large, public media and entertainment company experience"	✗ Never worked at or served on the board of another media company	✗ Never worked at or served on the board of another media or public company	✓ Board member, Madison Square Garden Sports, a multi-billion-dollar sports entertainment company	✓ Former Disney CFO; ran Disney Parks & Resorts business – Experiences segment now represents 70% of EBIT
"[Does] not have any… skills that would assist the Board in…our strategic transformation"	✗ Disney's proxy statement admits Ms. Lagomasino does not have strategic transformation experience	✗ Disney's own proxy statement admits Mr. Froman has no strategic transformation experience	✓ Helped P&G develop and oversee "Four-Year Overhaul" to grow market share and improve earnings[4]	✓ Helped turn around Disneyland Paris, expand Disney Cruise Line
"[D]oes not have any experience serving as a director of a public company"	✓ Has served on four other public company boards (including Global Crossing which declared bankruptcy)	✗ Has never served on another public company board	✓ Has served on more than a dozen public company boards	✓ Currently serves on a public company board as a Lead Independent Director
"Do not possess the appropriate range of talent, skill, perspective and/or expertise to effectively support… shareholder value creation"	✗ TSR has been negative (-23%) during her tenure on the Board[3]	✗ TSR has been negative (-24%) during his tenure on the Board[3]	✓ Avg. annual company TSR outperformance of +511bps vs. S&P 500 where he served on the board, from involvement through YE 2023[5]	✓ Disney delivered TSR of 279% during his tenure as CFO, meaningfully exceeding the S&P 500 (by +171%)[6]

*"…**[T]here's a qualification level that is required to sit on the Disney board**, and the board will make, not me, the board makes decisions about who's qualified and who isn't qualified to be on the board."*

– Robert A. Iger, CEO & Director, November 2023

Source: SEC filings, FactSet, The New York Times. Note: (1) Per Disney's Press Release and Letter to Shareholders, 02/01/24; represents criticisms of Trian and other shareholder nominated candidates. (2) Based on Disney Definitive Proxy Statement, 02/01/24. (3) Source: FactSet as of 10/06/23. (4) Bloomberg article titled "Peltz to Depart P&G Board, Capping Nearly Four-Year Overhaul," by Scott Deveau published 08/05/21. (5) Represents the simple average of annualized Total Shareholder Return ("TSR") over- or under-performance versus the S&P 500 Total Return Index at each company (or each investment, in the case of Legg Mason Inc.) Nelson Peltz had a board seat on from 5 years prior to Trian's "involvement" defined as the first day it invested (or from the first trading day, in the case of Janus Henderson, or from 5 years prior including the legacy trading entity) vs. from the first day Trian invested through 12/31/23 (or through a company's sale date related to an acquisition). (6) Mr. Rasulo's tenure as CFO of Disney ran from 01/01/10 to 06/30/15.

Ms. Lagomasino Has a Poor Track Record of Overseeing CEO Succession Processes

While Maria Elena Lagomasino has overseen three problematic CEO succession processes as a director, Nelson Peltz has overseen several effective leadership transitions that have been well-received by shareholders and other observers.

Select CEO Succession Case Studies

Nominee	Company	What Happened?		What Observers Said
 **Maria Elena Lagomasino**	AVON	The company's CEO had long run operations without a president or COO; the CFO, a logical successor, was moved into another role instead, and the CEO was forced to stay on as Executive Chair, preventing a clean break	✗	*"[Avon's] apparent lack of succession planning is **'an extraordinary indictment of the board,'** said Mark Cohen, professor at Columbia Business School and former CEO of Sears Canada."* (1)
	Coca-Cola	After the Board conducted a (very public) search which uncovered no new CEO candidates, the company was forced to turn to a retired Coke executive who had previously been passed over for the role	✗	*"[Coca-Cola] has landed a new chief executive after a search so remarkable that another Fortune CEO, A.G. Lafley of P&G, calls it **'one of the strangest processes we've ever seen.'…** [I]t has become **a case study in business dysfunction."*** (2)
	Disney	After signing five contract extensions, Mr. Iger finally retired in 2020, but by that point, talented executives and succession candidates had left the organization, creating a leadership void; his successor's tenure was disappointing, and Mr. Iger was forced to return in 2022	✗	*"It's a tale of how good intentions clashed with hubris and ego can erode one of the most famous organizations in the world **— a case study in corporate dysfunction and succession gone wrong.** As Iger and the Disney board resume their search for a successor, a critical question looms: **Have they learned the moral of the story?"*** (3)
 **Nelson Peltz**	Mondelēz International	After Irene Rosenfeld informed the board of her desired timeline for retirement, the board conducted a multi-year process, considering both internal and external candidates before naming packaged food veteran Dirk Van de Put as successor	✓	*"Mondelēz International's orderly succession planning is sweet inspiration… **Others would do well to emulate the process**…"* (4)
	P&G	The P&G board turned to Jon Moeller, a P&G lifer who had played a key role in the company's transformation, to replace David Taylor; the orderly process was a far cry from the company's previous succession challenges	✓	*"Mr. Moeller has been front and center in P&G's turnaround over the past decade, [and] **this announcement ensures continuity of a strategy that has already been working well**…"* (5)
	Unilever	After a challenging period for the company, the previous CEO announced his intention to retire, and the board conducted an orderly succession process, ultimately hiring a candidate who was external but knew the company well, having served on the board for a year prior to his appointment	✓	*"[Hein] must have done a good job impressing the board with his vision for the company… [And] as we have seen many times before, **unexpected hires can turn out to be very good… Dirk Van de Put is another excellent CEO who is now [at] Mondelēz but who also came out of left field**…"* (6)

Source: (1) Reuters article titled "Avon needs bold change as Jung's CEO tenure ends," 12/14/11. (2) CNN Money article titled "The Real Story: How did Coca-Cola's management go from first-rate to farcical in six short years? Tommy the barber knows," 05/31/04. (3) CNBC article titled "Disney's wild ride: Iger, Chapek and the making of an epic succession mess," 09/06/23. (4) CNBC article titled "New Mondelez CEO's honeymoon could be cut short," 08/02/17. (5) Barclays research note, 07/29/21. (6) Barclays research note, 01/30/23.

Mr. Froman's Foreign Policy Expertise Is Not As Relevant As Nelson Peltz's Turnaround Expertise

We believe Nelson Peltz's turnaround expertise and strategic mindset is far more relevant than Mr. Froman's government experience to the problems Disney faces today.

How Snapple Got Its Juice Back

Harvard Business Review Article

"Why did the brand lose $1.4 billion in value under Quaker's stewardship in just four years? How did [Nelson Peltz & his associates] restore most of that value in less than three years?"

Harvard Business Review

How Snapple Got Its Juice Back

By: John Deighton – Published January 2002

*"…**The turnaround would be astonishing in any industry, but especially in the beverage-marketing business, where short-lived brands are depressingly common**…Snapple's durability raises a number of questions. How did Triarc restore most of that value in less than three years? What did Triarc do with such apparently effortless grace that Quaker, with all its resources, could not?...**I posed those questions to Triarc's top executives: chairman and majority owner Nelson Peltz**, CEO Mike Weinstein…Their answers led me to a conclusion that many marketing professionals are likely to resist: **There is a vital interplay between the challenge a brand faces and the culture of the corporation that owns it. When brand and culture fall out of alignment, both brand and corporate owner are likely to suffer**…"*

The Strategic Logic of Trade

Foreign Affairs Magazine Essay

"New rules of the road for the global market"

FOREIGN AFFAIRS

The Strategic Logic of Trade

By: Michael B.G. Froman – Published November 2014

"For much of the twentieth century, leaders and policymakers around the world viewed the strategic importance of trade, and of international economic policy more generally, largely through the lens of military strength. They believed that the role of a strong economy was to act as an enabler, supporting a strong military, which they saw as the best way to project power and influence. But in recent decades, leaders have come to see the economic clout that trade produces as more than merely a purse for military prowess: they now understand prosperity to be a principal means by which countries measure…"

Source: Harvard Business Review, Foreign Affairs.

Nelson Peltz and Jay Rasulo Have Been Praised for Their Leadership Skills & Collaborative Partnerships

"**From day one, Nelson has been a focused, collaborative member of P&G's Board**. Working in concert, **Nelson and the Board have constructively provided perspective and expertise to help me and P&G's senior leaders navigate a challenging external environment and maintain long-term competitive advantage for the benefit of many stakeholders**. I'm grateful for his service and the collaborative partnership we've developed over the past few years and wish Nelson and the Trian team the best in future endeavors."

David Taylor, **Procter & Gamble CEO** from 2015 - 2021

"**[Rasulo] has well-rounded experience and he's a strong strategic thinker. He's not going to be a patsy.**"

Larry Murphy, **Former Disney Chief Strategic Officer**, December 2023

"**Jay has been a valued colleague and** friend, as well as **a vital contributor to Disney's success**, particularly in his roles **as chief financial officer and chairman of our Parks and Resorts division.**"

Robert A. Iger, Disney CEO, June 2015

"My relationship with Nelson Peltz and Trian dates back almost 20 years. I have **consistently found Nelson and his team to be collaborative partners** and have **appreciated their insights in navigating our changing industry**. They have been **supportive of our vision and strategy** and have **provided a differentiated perspective**, which has been invaluable. **On topics ranging from operations and strategy to brand and culture, Trian has a firm understanding of what will drive long term value for all shareholders.**"

Ali Dibadj, **Janus Henderson CEO** from 2022 - Present

Note: The individuals referenced above and on the following page (i) are not current clients or investors of Trian, (ii) have not received cash or non-cash compensation in connection with the statements made herein, and (iii) have current or former business relationships with Trian that could create an incentive for them to speak favorably about Trian. Specifically, such individuals may speak positively about their companies' investors or such investors' board representatives to develop and maintain such relationships rather than for any other reason.

Nelson Peltz and Jay Rasulo Have Been Praised for Their Leadership Skills & Collaborative Partnerships (cont'd)

"I said to another CEO… who had called me and inquired about Nelson, that **if I were to form the board today, Nelson would be one of the first Directors I'd ask to serve because he is an insightful, communicative, enthusiastic, energetic and available Director**."

Bill Johnson, **Heinz CEO** from 1998 - 2013

"During his time at Disney, **Rasulo was known for his blunt, forthright leadership style. He rose in prominence as CFO just as Disney was becoming more reliant on building out franchises like the animated 'Frozen' series and plugging them into Disney's famous 'flywheel.'"**

The Wall Street Journal, December 2023

"**Nelson is a highly experienced and collaborative Board member** who recognizes Unilever's strengths **and has a strong desire to help the company unlock its full potential**."

Hein Schumacher, **Unilever CEO** from 2023 - Present

"Jay was always a **maniac about excellence**… **[He] was an activator and a motivator**."

Regynald Washington, former VP for Disney Parks and Resorts

"**I thought that [Nelson Peltz] was a major contributor to our board**…he comes up with ideas and he tries to challenge the CEO, but I always welcome his ideas, **and I enjoyed a very good working relationship with him.**"

Dirk Van de Put, **Mondelēz Chairman and CEO** from 2017 - Present

"Trian's nomination of Jay Rasulo for 1 of 2 board seats (along with Peltz) killed two birds with one stone. **As former CFO (predecessor to McCarthy), Rasulo is highly credible regarding Trian's 2 primary complaints - that Disney lacks efficiency, and that the Board lacks important expertise."**

Wolfe Research Analyst, December 2023

Note: The individuals referenced above and on the following page (i) are not current clients or investors of Trian, (ii) have not received cash or non-cash compensation in connection with the statements made herein, and (iii) have current or former business relationships with Trian that could create an incentive for them to speak favorably about Trian. Specifically, such individuals may speak positively about their companies' investors or such investors' board representatives to develop and maintain such relationships rather than for any other reason.

Nelson Peltz & Trian Involvement Drives TSR Performance

Nelson Peltz and Trian have worked closely with many blue-chip companies, driving long-term value creation through numerous corporate and brand turnarounds.

TSR Analysis Overview

- **We believe it is important to measure performance from the time of Trian's involvement through Nelson Peltz's board tenure and beyond. Whenever Nelson joins a board his goal is to drive *long-term* governance and operational improvements. We take pride in supporting initiatives that endure even after we exit a position**
- The analysis to the right highlights the performance of all Trian portfolio companies where Nelson Peltz served on the Board
  - The left column shows performance for the 5 years prior to Trian's involvement (initial investment)
  - The right column shows performance from Trian's involvement through year-end 2023, or earlier in the case of an acquisition
- **Results have been powerful**:
  - **+17% average annualized absolute TSR** across positions from Trian's involvement through year-end 2023 vs. **-1%** during the 5 years prior
  - **+511bps average annualized relative TSR outperformance** from Trian's involvement through year-end 2023 vs. the S&P 500 compared to **-754bps** during the 5 years prior
- Disney has used a methodology for evaluating prior Trian investments that we view as flawed for many reasons. Most notably, Disney begins by measuring performance well after the date of Trian's investment – when constructive engagement was well under way and Trian's involvement was publicly disclosed or rumored (often resulting in an increase in share price). As an example, when Mr. Peltz was invited to join his most recent board after a robust period of engagement, the stock price increased 9% the day it was announced and further in subsequent weeks, even though he did not officially join as a director until the following month. Further, Disney artificially ends the measurement date when one director steps off the board even in cases when Trian remained invested, engaged, and/or another Trian partner stayed on the board well after

Annualized TSR of Trian Portfolio Companies Where Nelson Peltz Served on the Board(1)

Portfolio Company	5-Years Prior to Involvement	From Involvement through YE 2023
Heinz	+1%	+15%
Ingersoll Rand	-2%	+24%
Invesco	-21%	+23%
Janus Henderson Group plc	-12%	+22%
Legg Mason Global Asset Management	-20%	+12%
Legg Mason Global Asset Management	-4%	+47%
Mondelēz International	+8%	+11%
P&G	+9%	+11%
Sysco	+8%	+11%
Unilever	+8%	+3%
Wendy's	+17%	+10%
Average	***-1%***	***+17%***

Source: FactSet. Note: Represents the annualized absolute Total Shareholder Return ("TSR") performance at each company (or each investment, in the case of Legg Mason) Nelson Peltz had a board seat on from 5 years prior to Trian's "involvement" defined as the first day it invested (or from the first trading day, in the case of Janus Henderson, or from 5 years prior including the legacy trading entity, in the case of Mondelēz and Wendy's) vs. from the first day Trian invested through 12/31/23 (or through a company's sale date related to an acquisition, in the case of Legg Mason and H.J. Heinz). The TSR information shown above does not represent, and should not be construed as describing, the performance of any funds, investment vehicles or accounts managed by Trian. Past TSR performance is not indicative of future TSR performance. Although Trian believes that the changes or improvements for certain companies identified herein were attributable in significant part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Nelson's and Trian's active involvement, there is no objective method to confirm what portion of such growth was attributable to Nelson's and Trian's efforts and what may have been attributable to other factors.

The Procter & Gamble Company ("P&G") Case Study

The turnaround at P&G is a case study on how Trian's involvement at the board level can help a company unlock its full potential.

Situation Overview

- **P&G is a 185-year-old+ global consumer products company with a portfolio of iconic brands and leading scale and market share across categories**
- **However, P&G had underperformed over an extended period of time:**
  - Total shareholder return underperformed both peers and the S&P 500 Total Return Index in the previous decade(1)
  - Lost market share across categories and geographies
  - Flat EBIT and EPS growth
- **Trian believed that P&G was struggling to adapt to a changing industry and needed to address the following factors to fix its underperformance:**
  - Market share erosion and low organic sales growth
  - *Dismantle the "matrix" structure – increase accountability, reduce bureaucracy and excessive costs*
  - Inability to leverage scale in existing organizational structure
  - Aging brands and a lack of breakthrough innovation
  - Insular culture that rejected external perspectives and ideas
- **In July 2017, Trian nominated Nelson Peltz for election to the P&G Board**
- **In December 2017, after a proxy contest where Trian received the support of leading proxy advisory services, ISS and Glass Lewis, P&G announced that Nelson Peltz would be appointed to its board**

Results

- Significant **improvement in financial performance**
- Market share losses turned to **market share gains**
- Increased **organizational accountability** and agility
- **Improved** product superiority and **overall brand health**(2)

Dramatically Improved Operating and Financial Performance



Avg. Organic Growth
6%
2%
'14 - '18
'19 - '21
Adj. EBIT Margin
24%
20%
'14
'21

Source: SEC filings, Company presentations and press releases, FactSet. Note: (1) Trian considers P&G's peers to include Beiersdorf, Church & Dwight, Clorox, Colgate, Edgewell Personal Care, Henkel, Kimberly-Clark, L'Oréal, Reckitt Benckiser and Unilever. (2) P&G improved Product Superiority from 30% in FY16 to 75% by September 2021. Superiority is a term defined by P&G, and is a relative measure versus the best competition in the market (it is not a static target). P&G assesses items such as product and packaging, communication, retail execution and customer value. While Nelson Peltz is a former Director of Procter & Gamble, none of the information contained in this presentation or otherwise provided to you is derived from non-public information of such company.

Restore the Magic

Trian's Initiatives to Restore the Magic

Our goal is to work with other members of the Board and focus on the following initiatives:

1 | Enhance Corporate Governance & Accountability

- Refresh the Board by adding Nelson Peltz and Jay Rasulo as independent, aligned, and focused Directors
- Fix succession process and run a thorough and successful search for a CEO in time for Mr. Iger's 2026 retirement
- Align pay with performance by tying the compensation program to outcomes that drive long-term shareholder value
- Form a Board-level finance & strategy committee to evaluate progress on recommended initiatives and improve the Board's monitoring of Disney's long-term strategy

2 | Accelerate Media Profitability

- Insist management develop and articulate a clear DTC strategy with tangible goals that will achieve Netflix-like margins of 15-20% by 2027
- Explore opportunities to improve DTC engagement and cost structure, including changes to product and marketing strategies and reducing redundant overhead costs
- Right-size legacy media business cost structure in light of industry dynamics
- Evaluate Disney's organizational structure to improve accountability and efficiency

3 | Review of Creative Engine

- Initiate a comprehensive Board-led review of studio operations and culture, including leadership, processes and workflow
- Prioritize new intellectual property to reignite the "flywheel" and drive Disney's long-term growth
- Explore additional opportunities to enhance the "flywheel" with digital cross-promotion

4 | Clarify Strategic Focus

- Issue long-term free cash flow growth target beyond FY 2024 to anchor investors on a clear strategic vision and enhance accountability
- Explore strategic partnership(s) for non-core linear assets – benefits include an enhanced focus on linear assets, a preserved strategic alignment with Disney's DTC business, and an improved growth profile for Disney
- Insist on a digital strategy for ESPN that has a clear path to attractive financial returns
- Refine parks strategy to include tangible return targets on the $60bn of Parks CapEx, plans to address new competitive threats to Walt Disney World, and a commitment to improving the guest experience at domestic parks

Refresh the Board by Adding Nelson Peltz and Jay Rasulo as Independent, Focused Directors Aligned With Shareholders

Trian's Nominees Will Bring Fresh Perspectives and Alignment to the Board

Experienced & Focused:

- Nelson and Jay are experienced in driving corporate turnarounds and strategic transformations at public companies

Objective:

- If elected, Nelson and Jay will bring objective perspectives as true outsiders selected by shareholders

Aligned:

- Nelson beneficially owns over $3 billion of stock
- Jay beneficially owns more than $600,000 of stock

Accountable:

- Nelson and Jay will hold themselves accountable for delivering results that create shareholder value

Trian's Nominees Can Immediately Add Expertise to the Succession Planning and Compensation Committees



Nelson Peltz

- Experience serving on Compensation Committees of large public companies; currently serves on Unilever's compensation committee
- Nelson has assisted 6 different boards with executing on successful succession plans since 2016 alone (Unilever, Janus Henderson, P&G, Sysco, Mondelēz, Wendy's)



Jay Rasulo

- Since 2019, Jay has served on the iHeartMedia board; he currently serves as Lead Independent Director and chairs the Compensation Committee, which oversees both compensation and succession
- Since Jay has chaired the Compensation Committee, iHeartMedia has received 97.5% Say on Pay support[1]

Source: SEC filings. Note: (1) FY 2022 and FY 2023.

Run a Thorough and Successful CEO Succession Process as Trian's Partners Have Done Numerous Times Before

Examples of Companies Where a Trian Partner Assisted Directly with CEO Succession

Date	Company	Retiring CEO	New CEO	Internal / External
January 2024	Wendy's	Todd Penegor	Kirk Tanner	External
January 2023	Unilever	Alan Jope	Hein Schumacher	External
March 2022	Janus Henderson Group PLC	Dick Weil	Ali Dibadj	External
July 2021	P&G	David Taylor	Jon Moeller	Internal
January 2020	Sysco	Tom Bene	Kevin Hourican	External
October 2018	GE	John Flannery	Larry Culp	External
April 2018	nVent *(Pentair spin-off)*	Randall Hogan	Beth Wozniak	Internal
August 2017	Mondelēz International	Irene Rosenfeld	Dirk Van de Put	External
July 2017	BNY Mellon	Gerald Hassell	Charlie Scharf	External
May 2016	Wendy's	Emil Brolick	Todd Penegor	Internal

Source: Company press releases.

Properly Align Compensation With Performance

Disney can enhance its compensation program by making it more results-based, transparent, and objective.

Suggested Changes

1	**Set More Rigorous Targets for Incentive Plans**	▪ Stop lowering the bar with targets such as *negative* free cash flow and a return on invested capital *well below* the Company's estimated cost of capital – unconscionable targets that the Compensation Committee has approved the last two fiscal years ▪ Set positive free cash flow targets and a ROIC goal that at least targets the Company's cost of capital to incentivize disciplined capital allocation
2	**Restructure Annual Incentive Plan to Simplify and Enhance Accountability**	▪ Reduce the weighting of discretionary "Other Performance Factors" from 30% to 10% of incentive pay. This metric is discretionary in nature and the Board has consistently determined that executives have outperformed on this metric even when the Company has struggled operationally ▪ Introduce a streaming margin target to the annual incentive for leaders and make its weighting meaningful
3	**Improve Transparency**	▪ Ensure that business unit leaders are primarily rewarded based on the performance of their respective business units ▪ Provide shareholders with transparency as to how these leaders are compensated – given that all of Disney's current NEOs are corporate office employees, shareholders currently have no visibility as to how business unit heads are rewarded
4	**Consider New Independent Compensation Consultant**	▪ The current consultant has been retained for the last four fiscal years and we believe change is warranted given the history of poor pay-for-performance alignment

Source: SEC filings.

Form a Board-Level Finance & Strategy Committee

One of our concerns – corroborated by conversations with other investors – is that Disney is simply being reactionary to changes in the marketplace rather than managing the business toward a long-term strategy.

We recommend the establishment of a Finance & Strategy Committee of the Board (that includes Nelson and/or Jay) to create a dedicated subset of Directors focused on long-term strategy and the key strategic questions facing Disney, including those we have highlighted

- Having a subset of Directors focused on overseeing strategy would, in our view, help ensure robust discussion and debate, consideration of varying perspectives, and Board engagement, which we believe would lead to better decision-making, further alignment with shareholder interests and crisper communication to the market


Keep a Pulse on Investor Sentiment
Work With Management to Oversee Critical Strategic Reviews Recommended by Trian
Oversee Strategic Plans Disney Executes

Disney's Path Forward on Streaming Remains Ambiguous

After Trian publicly noted Disney had amorphous streaming goals, the Company updated its goals on its recent earnings call to "subscriber growth" and "double digit margins," but provided scant details on the path forward on either initiative.

01 | Original Goal	02 | "Revised" Goal	03 | Latest Goal
"Disney+ will hit profitability by the end of fiscal 2024, and achieving that remains our goal."	**"…achieving significant and sustained profitability in our streaming business."**	**"…for the first time, we put out that our objective is to get to double-digit margins…"**

Disney's Path to Sustained Subscriber Growth is Unclear

- × Price increases are causing sub churn; core Disney+ subs declined in Q1 2024, both domestically and internationally
- × Next quarter, Disney+ subs will grow domestically because of a wholesale deal with Charter, who has a shrinking customer base, and will decline internationally
- × Efforts to crack down on password sharing will likely provide a one-time benefit to subscriber count
- × No commitment to an annual growth target calls into question sustainability of short-term trends

Path to "Double-Digit" Margin Target is Still Unclear

- × DTC still loses money today and is targeting breakeven in FQ4 2024
- × Disney has still not committed to a timeline on margins
- × "Double-digit" implies a very wide range: 10% and 20%+ are materially different goals – *Netflix earned mid-teens EBIT margins at Disney's current revenue scale*

"We finally received a little peek into the future of Disney's streaming plan as the company shared a target of double-digit profit margins in streaming. As new CFO Hugh Johnston rightly admitted, ***that target should have been obvious, however, the timing and path forward still remain pretty ambiguous****."*

– MoffettNathanson, February 2024

Source: Company filings, Company transcripts, Wall Street Equity Research.

Current Strategy Seems Designed to Provide Short-Term Wins Rather Than Long-Term Profitable Growth

Over the past year, Disney has been rapidly raising prices[1] and cutting content and marketing investments (rather than doing the hard work of streamlining unproductive overhead) to boost near-term earnings and cash flow. Many investors are left wondering what those decisions mean for Disney's long-term growth and the value proposition of its services.

Breakdown of Disney's $7.5 Billion Cost Savings Plan[2]



Tech & Other
Labor
Marketing
Content
20% of Cost Savings Are True "Overhead"
80% of Cost Savings Are Growth Oriented
8%
12%
20%
60%

Entertainment Cash Content Spend (excl. Sports) Expected to be Reduced 25% Between FY22 and FY24E

Relying on Price Increases & Cutting Content is Not a Sustainable Strategy to Maintain Quality and Demand

While Disney Has Raised Prices Twice This Year for Disney+…

+75%

Disney+ Price Increases in Dec 2022 & Oct 2023 (UCAN)

…Disney Plans to Cut Content Spend Significantly…

-25%

Entertainment Contend Spend Reduction Through FY24E

…Calling into Question How Sub Growth Will Continue to Trend

-1%…?

Disney+ (Core) Sub Decline FQ1'24 QoQ

*"**Cost cuts alone cannot help multiples expand and in order for the stock to see significant upside, there needs to be a credible revenue reacceleration story**… now revenue growth requires a balance between price and unit growth. The company has to drive this process while reducing content and marketing costs, which makes the task even more difficult."*

– Barclays, November 2023

Source: Company filings, Wall Street Equity Research. (1) Disney has implemented two price adjustments on the ad-free Disney+ within the past year in December 2022 and October 2023. The retail price for ad-free Disney+ has increased 75% over that span. Disney also increased the price of its ad-free Disney bundle 25% in October 2023. (2) Per Disney's FQ4'23 Earnings Presentation, of the $7.5 billion of announced cost savings, Entertainment cash content spend reductions (excl. Sports) make up $4.5 billion of annualized cost savings, SG&A and other operating expenses make up $3 billion of annualized cost savings; SG&A and other operating cost savings breakdown based on Disney's FQ1'23 Earnings Presentation which noted that of the original $2.5 billion SG&A and other operating cost savings, ~50% is marketing, ~30% is labor, and ~20% is other.

Disney's DTC Strategy Needs a Clear "North Star" on Future Growth and Profitability Goals

We believe that investors are undervaluing Disney's media assets at today's valuation in large part due to questions around the strategy and future earnings power of the DTC business

In our view, **Disney's DTC strategy lacks a clear "North Star"** to help investors understand how Disney plans to earn a return on tens of billions invested to date

If elected to the Board, Trian's nominees will ensure that Disney articulates a DTC strategy that provides clarity on these topics:

Strategic Checklist

Long-Term Margin Potential	What is the long-term margin potential of the business beyond "double digit" margins? When will Disney achieve double digit margins?
Sustainable Growth Rate	What is a sustainable growth rate for DTC? Is cutting content cost now the right decision for the long-term health of the business?
International Strategy	How important is global scale to future growth and profitability? What markets is Disney pulling resources from and where will it focus? What are the right distribution and monetization strategies internationally?
Brand Management	What is the future of the Hulu brand and products now that Disney owns 100% of the asset? How will Disney ensure success in General Entertainment?
Engagement	How will Disney's content and product strategy improve engagement? How will Disney balance franchise and general entertainment? Will Disney have a content offering that is robust enough to drive meaningful engagement for users and advertisers over the long-term?
Cost Efficiency	What is the right level of content spend? Why do Disney's non-content costs benchmark so inefficiently compared to Netflix? What is the potential cost savings opportunity following the Hulu minority interest acquisition?

Netflix’s Strategy Has Led to Industry-Leading Profitability and Consistent Margin Expansion

Netflix continues to raise the bar in streaming profitability due to their relentless focus on driving engagement within a defined operating margin target. This contrasts with Disney’s vaguely-defined “double digit” margin target with no timetable.

Netflix’s Streaming Operating Margins in Context

EBIT Margins


Netflix
Global
Streaming
Launch
4%
7%
10%
13%
18%
21%
18%
21%
24%
'16
'17
'18
'19
'20
'21
'22
'23
'24E

Revenue	***$9bn***	***$12bn***	***$16bn***	***$20bn***	***$25bn***	***$30bn***	***$32bn***	***$34bn***	***~$38bn***

*“Because **when we delight our members, we can drive more engagement, revenue and profit than the competition**…Our **goals are to sustain healthy revenue growth, expand operating margin and deliver growing free cash flow…** Since our global launch in 2016, **we’ve been able to invest heavily in our slate**…**while steadily increasing our operating margins** (up more than 5X, from 4% to 21% over the same period) **and growing our free cash flow** (from negative $3.3B in 2019 to positive $6.9B in 2023).”*

– Netflix Q4 2023 Letter to Shareholders

Source: Company filings and transcripts, FactSet. Note: “Streaming Operating Margins” refer to EBIT margins for Netflix’s overall business and Disney’s Entertainment DTC segment. “’24E” represents CY 2024 operating margin forecast guidance from Netflix management; Revenue forecasts represent consensus estimates.

Board Should Insist on a Plan to Achieve 15-20% DTC Margin

Disney should commit publicly to a 15-20% operating margin target by 2027

- We believe this goal is achievable because Netflix earned *higher* margins (21%) on a *lower* revenue base ($30bn) than the Street expects Disney to generate in 2027 ($33bn+)
- While unprofitable today, we believe that Disney has the scale and assets required to operate a profitable DTC business and that there are no structural reasons that would limit Disney's margin potential vs. industry leader Netflix (which is guiding to 24% operating margins in 2024)

NETFLIX Proved that streaming can be a very profitable business when managed with operating discipline:

"Our core strategy is to grow our business globally within the parameters of our operating margin target."

This basic but powerful framework creates a clear "North Star" for the organization and instills investment and operating discipline to maximize long-term value

Illustrative Walk to Operating 2027E Margin Target[1]

% of Revenue



100%
65 - 70%
15%
15 - 20%
Revenue
Cost of Revenues
SG&A and Other
Operating Margin Target
In-Line with Netflix's Expense Ratios After Reaching $25-30bn of Revenue

Source: SEC filings, Company transcripts. Note: (1) "Cost of Revenues" includes Programming and Production Costs, Technology, Depreciation and Amortization, and Other Operating Expenses.

Disney Has Multiple Opportunities to Drive DTC Growth and Engagement…

We see several opportunities to improve engagement (better engagement = better monetization potential).

Engagement & Distribution

Optimize its Content Strategy To Maximize "Shots on Goal" and Create Sustainable Engagement	▪ Now that Disney has committed to owning 100% of Hulu, it needs a plan to win in General Entertainment to help attract a broader audience to Disney's streaming services ▪ We believe Disney should take more "shots on goals" and increase creative risks outside of its core franchises, similar to Netflix – explore allocating more budget dollars across lower-cost, easier to produce projects to further balance Disney's higher-cost franchise content; prioritizing "retention" content spend should diversify away the risk of expensive streaming flops ▪ Using data to inform content investment decisions, testing & learning, and creating an offering that is relevant to a broad audience is crucial to driving engagement and optimizing content spend
Phase Out the Hulu Tile	▪ We are skeptical that keeping Disney's best general entertainment content behind a Hulu tile optimizes user engagement ▪ We believe a fully integrated Disney+ / Hulu product would drive engagement by improving the UI/UX, aiding discovery, and better leveraging recommendation engines
Explore More Bundling and Tiers to Drive Engagement and Distribution	▪ Disney should explore further bifurcating its subscriber base into (i) premium "annual-only" subs and (ii) a broad base of quarterly ad-based (AVOD) subs to drive value for consumers, reduce churn, and incentivize further uptake of ad-based customers, who Disney has said engage more than ad-free subscribers ▪ Many of Disney's competitors are finding intelligent bundling solutions (e.g., Verizon's Netflix / Max bundle); Disney's assets should add significant value to any bundle

…in Addition to Opportunities to Improve Focus and Cost Efficiency

We see several opportunities to realize cost and business line efficiencies.

Cost & Efficiencies

Evaluate Merging Hulu / Disney+ into One Org	▪ By consolidating Hulu and Disney+ into one product and organization, Disney may improve per subscriber unit economics and realize cost efficiencies that Wall Street research analysts estimate could amount to ~$1 billion
Evaluate Viability of Hulu Live	▪ We believe Hulu Live is a loss-leading product that has struggled to scale and adds limited strategic value ▪ In our view, Live is not competitively positioned compared to YouTube TV following its deal to secure NFL Sunday Ticket and is no longer positioned as a “low cost alternative to cable” ▪ Unless Disney can justify continued investment in Hulu Live, we believe the capital and resources used to support Hulu Live could be better used to improve the Hulu SVOD service ▪ At a minimum, we believe Hulu Live can create an even “skinnier” bundle by dropping certain networks from programmers who “cheat” distributors like Hulu Live by putting their best content onto their own streaming services; this would reduce costs to consumers and Disney
Review International Footprint & Strategy	▪ In our view, operating in 150+ countries adds cost and complexity to the organization that weighs on profits, as each country typically requires its own local content rules and regulations, production requirements, foreign exchange complications, and cybersecurity & technology risks ▪ We believe that Disney should consider adopting wholesale or content licensing strategies in select markets with structurally challenged unit economics

Source: SEC filings, Wall Street Equity Research.

Disney Has an Opportunity To Right-Size its Legacy Linear and Studio Cost Structure

Disney management has been clear-eyed about the challenges facing the linear and studio businesses, yet the Company has apparently done very little to adjust its business accordingly.

- **We believe that it is unlikely that Disney can realize its full potential if it refuses to sufficiently right-size expenses in legacy businesses that are growth challenged**

Linear SG&A and Other Operating Expense Growth Has Outpaced Sales[(1)]…

% Annualized Growth, FY 2018 - 2023


Linear SG&A &
Other OpEx
10%
Linear
Net Sales
6%

$bn	FY18	FY23	*% CAGR*
Net Sales	**$21**	**$29**	***6%***
Programming & Production Costs	**$11**	**$17**	***9%***
SG&A & Other OpEx	**$4**	**$6**	***10%***
% net sales	*17%*	*21%*	
Operating Profit[(2)]	**$7**	**$6**	***-2%***
% margin	*31%*	*20%*	

…as has Studio SG&A and Other Operating Expenses

% Annualized Growth, FY 2018 - 2023


-2%
Studio SG&A &
Other OpEx
-7%
Studio
Net Sales

$bn	FY18	FY23	*% CAGR*
Net Sales	**$12**	**$8**	***-7%***
Programming & Production Costs	**$5**	**$5**	***0%***
SG&A & Other OpEx	**$4**	**$4**	***-2%***
% net sales	*35%*	*45%*	
Operating Profit[(2)]	**$3**	**-$1**	***-177%***
% margin	*22%*	*-9%*	

Source: SEC filings. Note: Revenue and Operating profit adjusted for intersegment allocation of revenue from Consumer Products for comparability purposes post-Disney's recasting of segment financials. (1) Includes Entertainment Linear and Sports segment (which includes small contribution from ESPN+), (2) Excludes equity in the income of investees.

Large and Growing Corporate Overhead Allocations Likely Weigh on Media Segment Margins

We believe that Disney has a bloated and growing corporate office where most of the costs are allocated to each segment.

- While Disney does not disclose how much corporate overhead is allocated to each segment, we find it notable that unallocated corporate costs are over $1 billion annually and have grown at an annualized rate of 12% since 2017
- **In our experience, allocated corporate overhead is often multiples larger than the unallocated amount disclosed**

Disney's Corporate and Unallocated Shared Expenses ($mm)



~2x
$582
$744
$987
$817
$928
$1,159
$1,147
FY17
FY18
FY19
FY20
FY21
FY22
FY23

Source: SEC filings. Note: Disney's segment operating results include "allocations of certain costs, including information technology, pension, legal and other shared services costs."

Trian's Nominees Will Propose a Review of the Organizational Structure To Enhance Accountability and Efficiency

We believe that Disney's current organizational structure leads to limited accountability, diminished morale, and inefficiencies like excess costs, bureaucracy and slower decision making.

Status Quo

We believe that Disney suffers from an **outsized** and overly controlling **corporate office** where most **corporate costs are allocated to the business segments**

Based on our discussions with industry executives and experience with large multi-national companies, **allocated corporate costs can be multiples higher than what is unallocated**

We believe this is a contributing factor to Disney's weak media margins

Full Review of Organizational Structure

Trian's philosophy on organizational structure is to decentralize decision making and empower the commercial heads of the business with as little interference from a lean corporate office as possible

Goals of review will include:

- ✓ Pushing as many employees and resources as possible into the business units ("hard line reporting") so that the commercial leaders of the org. – not the corporate office – have full P&L accountability
- ✓ Giving leaders complete authority over what resources are needed to run their businesses effectively

If Done Correctly

Managers become fully accountable with limited ability to blame others for poor performance (e.g., "my corporate cost allocations were too high")

Overhead costs should decrease because the business unit heads will determine the resources they need to run their business, not corporate

Given limited transparency and public disclosure on Disney's organizational structure, it is impossible to fully understand how best to improve the current structure from the outside. Through Board representation, Trian's nominees will have enhanced transparency and access to information and would seek to engage the full Board, management and advisers to design an optimal structure

Trian's Goal Is for Disney To Reclaim its #1 Box Office Position With Leading Studio Economics

2023 Marked The 1st Year Since 2015 That Disney Was Not The Global Box Office Leader

Worldwide Box Office Studio Rankings

The Hollywood Reporter

2023 Box Office: Disney Cedes Global Marketshare Crown to Universal After Years of Domination

By: Pamela McClintock – January 2, 2024

Variety

Universal Overtakes Disney as Highest-Grossing Studio at 2023 Box Office

By: Rebecca Rubin – January 2, 2024

Studio	'23
Universal	1st
Disney	2nd
Warner Bros. Discovery	3rd
Sony	4th
Paramount	5th

Disney's Studio Economics Are Dismal vs. Peers

EBITDA Margins (CY 2023, Unless Otherwise Noted)



Disney's studio business, which historically had the best margins in the industry, has turned into a "black box"
-4%
Paramount
-0%
Disney
11%
Universal
18%
Warner Bros. Discovery
31%
FY 2018
Disney

"…**I feel great about where we are with the studio. Let's not lose sight of the fact that in the last year, the studio had some real success**, not to suggest that we didn't have some films that were not successful that we were really disappointed in, but we also had some great success too."

– Robert A. Iger, CEO & Director, January 2024

Source: SEC filings, Deadline, Variety, The Hollywood Reporter. Note: Disney's FY 2018 EBITDA margins represent Studio Entertainment segment results.

Disney Lost its Animation Crown… and it Cannot Blame Poor Box Office Trends When Peers Are Doing Well

While Disney has blamed the pandemic for poor film quality and results, its competitors managed to release some of the most successful animated films of all-time within the last year.

Disney (*Pixar & Walt Disney Animation*) vs. Universal (*Illumination & DreamWorks*) Animated Films

Global Box Office Since 2018 ($bn)


Disney
Universal
$2.3
$0.6
$1.8
2018
$3.7
$1.1
$2.5
2019
$0.5
$0.3
$0.3
2020
$0.8
$0.6
$0.2
2021
$2.0
$1.7
$0.3
2022
$2.2
$1.6
$0.6
2023
Universal's "Minions: The Rise of Gru" and "The Super Mario Bros. Movie" were two of the most successful animated films of all-time
minions

*"**And I'm not sure another studio will ever achieve some of the numbers that we achieved**. I mean, we got to the point where if a film didn't do a billion dollars in global box office, we were disappointed…**That's an unbelievably high standard and I think we have to get more realistic**."*

– Robert A. Iger, CEO & Director, November 2023

"I think the bar is now raised in terms of quality about what gets people out of their homes, into movie theaters."

– Robert A. Iger, CEO & Director, November 2023

Source: CNBC, Comscore.

Disney's Falling "Yield" on Animated Films Suggests a New Playbook Is Needed

Universal has consistently generated better "yields" (return on investment) on its animated feature films. Disney's recent animated films have generated less demand at the box office and have cost significantly more to produce.

Disney vs. Universal Animated Estimated Film "Yield" on Production Budgets

% Yield = Average of Global Box Office / Production Budget by Film


Universal is generating ~$5 at the box office for every $1 budgeted on its animated films…while Disney is struggling to consistently break even
448%
381%
493%
186%
~ "Breakeven" Levels
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23
Disney
Universal
"Breakeven" (~200% of Production Budget)

Source: Trian analysis based on IMDB, Variety, and The Numbers data. Note: % yield calculated as the average global box office performance of each film divided by reported and estimated budgets. "Breakeven" represents an illustrative benchmark for films to be able to recoup their estimated budgets including marketing costs.

Disney's Frequency of Sequels Could Jeopardize the Company's Long-Term Growth

Disney's "flywheel" spins the fastest when the Company creates or acquires new intellectual property to monetize. Sequels are less risky film ventures to produce, but do not drive long-term benefits in the same way that new IP can.

The Percentage of Disney Films That Are Sequels, Prequels, Spin-Offs or Remakes Has Dramatically Increased – *Suggesting a Creative Engine That is Sputtering*

"To this day, I don't believe in sequels. I can't follow popular cycles. I have to move on to new things—there are many new worlds to conquer."

– Walt Disney, 1966 Letter to Shareholders


14%
6%
20%
19%
13%
43%
47%
50%
44%
67%
2000-02
2003-05
2006-08
2009-11
2012-14
2015-17
2018-20
2021-23
2024
2025

*"I'd say **we're leaning a little bit more into sequels and franchises**, some that we feel great about like Toy Story as a for instance, obviously Star Wars, Avatar we've talked about. Marvel is starting to focus on some of its stronger franchises going forward. But I'll leave it at that. And **I think given the environment and given what it takes to get people out of their homes to see a film, doing that, leaning on franchises that are familiar is actually a smart thing**."*

– Robert A. Iger, CEO & Director, February 2024

Source: Trian analysis based on D23.com historical film information. Note: Excludes films from Touchstone/DreamWorks, Touchstone, Miramax, Hollywood Studios, Disneynature, Disney India, and Concerts, Documentaries, Plays.

Our Nominees Will Call For A Comprehensive Board-Led Review of Studios and State of Creatives

To break out of current creative woes, we believe a comprehensive review of studio operations and culture should be commissioned by the Board, including state of leadership, process and workflow.

Board-led Review of Creative Processes & Structure with the Goal to Restore Leadership Accountability and Reclaim #1 Box Office Position with Leading Economics

A critical part of this study – in our view – will be evaluating the link between the creative and financial teams

Through conversations with industry participants, it seems that Disney's studios have a "spend what you need" mindset to make great content, which often leads to budget overruns and an overall lack of financial discipline

In addition, the study should include other areas, including:

How much of the Company's budget should be allocated to developing new IP, existing IP, and new general entertainment content?	How to better align brand strategies with studio output?	How to improve Disney's general entertainment offering (e.g., acquiring more externally produced content)?	Are the best ideas flowing to the top when Disney has over a dozen TV / film studios and businesses that we suspect all have multiple sub-divisions with their own overhead structures?

Disney should be willing to take bold actions to address current problems

We appreciate that Disney's studio operations are critical to sustaining a durable competitive advantage, and <u>we do not want to do anything to jeopardize Disney's creative output, but it is imperative that Disney's content strategy strikes the right balance between creative risk-taking and maximizing return on investment</u>

Disney Has Additional Opportunities to Bring the "Flywheel" into the Digital Age

Disney's elevated content spend does not appear to be driving ancillary sales in other parts of the business.

Despite Content Spend Doubling Since 2018, Consumer Products Revenue is Flat

Consumer Products Segment Revenue ($bn)



~ Flat
$5
$5
$5
$5
$5
$5 (1)
FY18
FY19
FY20
FY21
FY22
FY23

We believe there are opportunities to better integrate the streaming apps to other business lines, including shopDisney with Disney+ to drive traffic to the digital storefront and highlight exclusive merchandise based on consumer's favorite content in addition to regular promotion of attractions in the Experiences segment

Tastefully prompting subscribers with opportunities to purchase exclusive consumer products with a scarcity factor and Experiences when shows are paused or content ends can uncover new revenue streams for Disney and provide customers with a seamless way to participate in the "flywheel"

Disney's "limited test experiences" in Q4 2022 where Disney+ subscribers could visit the details pages of content to scan QR codes to purchase merchandise are a step in the right direction, but a more seamless and integrated experience across Products and Parks should be explored – *for example Amazon sells relevant merchandise through its Prime Video app when users pause content*

It is unclear to us if Disney is appropriately leveraging its wealth of consumer data across segments – a Company with touchpoints across experiences, entertainment, and consumer products, in our view, should have a unique pulse on what investments in each segment can drive the best returns, engagement, and consumer satisfaction



S1:E3 Chapter 3: The Sin
The Mandalorian
Limited Edition Mandalorian Helmet
BUY NOW
18:04
-20:18
RESTART

Example

Source: SEC filings. Note: (1) FY 2023 Consumer Products Revenue adjusted to include allocation from content licensing segment for comparability purposes post-Disney's recasting of segment financials.

Limited Visibility into Free Cash Flow Growth Beyond 2024 Keeps Many Investors on the Sidelines

While Disney's $8bn free cash flow guidance for FY 2024 helped build confidence in the short-term outlook, there are still so many "moving pieces" to Disney's investment case that could impact its ability to sustainably grow long-term free cash flow from 2024 levels – a critical issue that must be addressed to establish a framework for attracting long-term investors.

A Free Cash Flow Growth Story Beyond FY 2024 Remains Elusive

($bn)


$7
$8
$9
$10
$1
$4
$2
$1
$5
~$2
~$8
Estimated Strike-Related Benefits(1)
?
?
'15A
'16A
'17A
'18A
'19A
'20A
'21A
'22A
'23A
'24E
'25E
'26E+

Disney should consider issuing a long-term free cash flow growth target beyond FY 2024 to anchor investors on a clearer strategic vision, improve investor outlook, and provide shareholders with a tangible commitment that the Company will allocate capital in a disciplined way to continually maximize long-term shareholder value

*"**The company's FCF guidance for next year may be difficult to grow significantly in 2025 because of step-ups in NBA**, **higher capex in theme parks** due to new cruise ship deliveries, and **potential launch costs of ESPN streaming**, in addition to **continued declines in linear entertainment advertising**."*

– Barclays, November 2023

Source: SEC filings, Wall Street Equity Research. Note: (1) Per Disney's 2024 Proxy Statement the Board decided "to adjust after-tax free cash flow downward to exclude the content spend benefit of the Writers Guild of America and SAG-AFTRA work stoppages and the deferral in the timing of income tax payments [to $2,449 million]. Had the Committee not opted to adjust for these one-time events, after-tax free cash flow would have been $5,209 million," representing a $2.8 billion FY 2023 adjustment of after-tax free cash flow in total.

Finding a Partner for Non-Core Linear Networks Is Key To Improving Disney's Strategic Focus and Growth Prospects

We believe the non-core linear networks are a conundrum for investors – 13% of the Company's current revenue sits in negative growth assets. Disney's solution to this problem is to de-prioritize the linear business and manage the decline[(1)]. We view this strategy as suboptimal and believe there is an opportunity to find ***strategic partners <u>for all or some</u> of Disney's non-Sports linear assets to maximize value of linear while improving Disney's strategic focus and growth profile****.*

Potential Linear Equity Partnership Benefits to Disney & Shareholders

New Growth Narrative	Improves strategic & growth narrative by **deconsolidating the linear assets** (while retaining equity stake)
Increased Focus	Increases management focus at linear and Disney "RemainCo"
Improved Morale	Improves morale at linear networks by giving management and employees more control over their destiny
De-risked Investment Case	De-risks investment for Disney shareholders
Stronger Business & Dividends	Creates stronger linear company that will generate healthier, sustainable dividends to Disney
Existing Framework	Disney has formed similar strategic partnerships in the past (e.g., A&E)
Preserves Strategic Benefits	**Potential dis-synergies limited through long-term content supply deals**, brand licensing deals, and combined distribution & advertising go-to-market strategies

Pro Forma Disney Adj. EBIT CAGR After Hypothetical Linear JV Partnership[(2)]

FY 2022A - FY 2025E CAGR


Entertainment Linear weighs on growth and management no longer prioritizes it
-14%
Entertainment Linear Segment
Disney Overall (Status Quo)
12%
Disney (excl. Entertainment Linear)
26%
"RemainCo" Disney could have a much more attractive pro forma growth profile

Source: FactSet, CNBC. Note: (1) On July 13, 2023, Disney's CEO said the non-Sports linear business "may not be core Disney" and left it out of its "four building blocks" strategic framework. (2) Reflects CAGR based on consensus operating income estimates for Disney's Entertainment Linear Networks segment, Disney's overall operating income, and Disney's operating income excluding the contribution of Entertainment Linear Networks estimates. "CAGR" defined as Compound Annual Growth Rate.

Disney's ESPN & Sports Product Strategy Is Chaotic

Disney Communication on ESPN Has Led to More Questions Than Answers

Product	Status	Product Description	Pricing	Issues
ESPN	*Operational*	Linear networks sold wholesale ("cable bundle")	$70 - $100 / mo. (*cable bundle*)	× Cord cutting: subscriber base declining mid to high single digits
ESPN+	*Operational*	Niche sports offering sold DTC	$11 / mo. (*standalone*) $15 - $25 / mo. (*in Disney bundle*)	× Limited content offering and standalone appeal outside of Disney bundle
hulu + LIVE TV	*Operational*	"Skinny" bundle of sports & entertainment linear networks + Disney's DTC apps	$76 / mo.	× Full suite of linear channels (sports & non-sports) × No longer cost competitive to cable bundle × YouTube TV is better for sports fans with NFL Sunday Ticket
"Skinny Sports Bundle" **Joint Venture**	*Fall 2024 Launch*[(1)]	Limited package of sports networks from Disney / Turner / Fox sold DTC	**?** $30 - $50 / mo. (*rumored*)	× High risk of cannibalizing Linear / Hulu Live products × Limited sports offering: NBC, CBS, regional sports networks are excluded from the package × Unclear path to commercialization
ESPN **Flagship DTC**	*Fall 2025 Launch*	ESPN's networks sold in a DTC app with added features	**?**	× High risk of cannibalizing other ESPN products × Limited sports offering × Unclear path to commercialization

Source: Company website, press releases, Company transcripts. Note: (1) Subject to resolution of any antitrust challenges.

Key Questions Related to ESPN's Flagship DTC Service Remain Unanswered

Disney has made it clear that it intends to offer its Flagship ESPN network DTC to stem the losses from a declining linear television industry but there are more questions than answers at this point.

Important Strategic Questions for ESPN's DTC Strategy

What will it cost to launch ESPN Flagship DTC and what is the expected payback period?

Will consumers be interested in a standalone ESPN DTC service given its limited content, or does ESPN need to be bundled in a broader package (e.g., Netflix, regional sports networks, etc.)?

Does ESPN have a realistic path to growth given a declining linear TV industry, rising sports rights costs, and an unproven DTC sports business model?

Disney has discussed finding partners to help with distribution, marketing, and content. While this sounds good in theory, do partnerships increase the probability of success materially?

What is the addressable market for a standalone ESPN DTC service?

How will Disney manage seasonal churn? Will the service have enough programming to drive material engagement on the app in between major sporting events or in the offseason of the most popular leagues?

How will ESPN Flagship interact with other ESPN DTC products, including the new sports JV and ESPN+? Will it cannibalize ESPN's other DTC products?

Is now the right time to launch a flagship DTC network when Disney is still working on scaling and improving the model behind Disney+ / Hulu?

Our Nominees Will Insist on a Digital Strategy for ESPN That Has a Clear Path to Attractive Financial Returns

While we are open-minded, we are skeptical that a flagship ESPN DTC service is a viable business model given rising sports programming costs and the consumption patterns of sports fans. In our view, ESPN will always work best as a wholesale product that is bundled with a broader package of entertainment and sports content (beyond Disney's other content and DTC services)

Given that Disney's plan for ESPN involves products that have yet to be launched, we see two potential paths for ESPN that Disney should evaluate in detail:

1 Move Forward with ESPN Flagship DTC, *Ideally With a "Bundle" Partner like Netflix or Amazon*, After Justifying Distribution Strategy

- Given the high cost of sports programming, ESPN needs to be broadly distributed or command a very high price point to earn attractive returns
- We believe a high-priced sports app with a limited sports offering is a difficult customer proposition; therefore finding distribution / bundling partners with broad platforms is the key to DTC success
- Assuming distribution can be de-risked, the Board must insist on a business plan with clear goals and expected returns to avoid the same problems experienced with Disney+ / Hulu

2 Scale Back ESPN's DTC Plans and Focus on Maximizing the Value of ESPN+ and the Existing Linear Business

- We believe a viable, shareholder-friendly path forward for ESPN is to harvest cash out of its linear business to selectively reinvest in ESPN+ and higher growth parts of Disney's business (such as Disney+)
- While ESPN+ has a limited content offering, it does have a subscriber base of 25mm subs today to build on; we believe building ESPN+ gradually by adding more key rights over time makes financial sense and can help maintain ESPN's subscriber base
- Alternatively, Disney can further integrate ESPN+ programming into Disney+ / Hulu to drive engagement and broaden the audience for its core service

Disney's Parks Strategy Appears to Lack a Focus on Tangible Targets, Competitive Threats, and Delighting the Consumer

Tangible Targets

- No expected return targets on the 10-year, $60 billion Parks CapEx plan
- Vague guidance on how, when and where the capital would be spent

Competitive Threats

- Universal's new theme park in Orlando, scheduled to open in 2025, will bring new competition to Walt Disney World and threaten Disney's leadership position
- Universal reportedly invested $3 to $4 billion into Epic Universe – what is Disney's plan to maintain its competitive position?

Delighting the Consumer

- Per capita guest spending (e.g., price increases) has increased 9% annually at domestic parks over the last 5 years compared to 5% in the preceding five years
- Domestic parks have seen an upward tick in unplanned stoppages and wait times

Nelson Peltz, and Jay Rasulo – who ran Disney's Parks business for nearly a decade – will work with the Board to execute on a clear vision for Parks targeting at least high-single digit operating income growth to ensure adequate returns on the $60 billion of capital investment

Source: SEC filings.

Investors Would Benefit From Detail Around Target Returns on the $60 Billion of Announced Parks CapEx & Overall Growth

*Disney's stock price underperformed the S&P 500 by over 3% on the day the Company announced a $60 billion, 10-year capital expenditure plan. In our view, Disney's shareholders support increased capital expenditures in the Parks but were **concerned with the lack of details on how, where and when the capital will be spent**.*

Investors Reacted *Negatively* to Disney's $60 Billion CapEx Announcement As Key Questions Were Left Unanswered

Share Price Performance on Parks Investor Day (09/19/23)



-3.4%
-0.2%
S&P 500
-3.6%
Disney

"DIS's stepped-up Parks investment has the potential to drive significant returns, however **investors likely need more insight into how DIS intends to allocate this capital across its resorts and cruise lines to factor this upside potential into estimates and valuation**."

Goldman Sachs, September 2023

"Following the announcement, Disney's shares are down ~3.5% intraday. Since it will take time before DIS sees the EBIT benefit from higher DPEP capex, **we suspect investors are concerned about the potential near-term pressure to FCF**."

Citi, September 2023

How will the capital expenditures be allocated by Park?

What is the expected annual cadence of spend?

If the investment is back-end weighted over a decade, why commit to it now?

What is the target return investors can hold you accountable to?

Universal's Expansion in Orlando Requires a More Urgent and Targeted Response From Disney

Disney World in Orlando contributes approximately one-third of Disney's operating income[1]. Universal's expansion in the same market will bring new competition to Disney World and threaten Disney's leadership position.

Universal's Epic Universe Snapshot

50+ New Attractions, Entertainment, Dining and Shopping Experiences

Universal **Helios Grand Hotel located inside Epic Universe** with **500 rooms** and its **own dedicated entrance into the park**

Expected to **Open in Summer 2025**

~$3 - 4 Billion of Estimated Capital Invested

Key IP-Driven Attractions: *Super Nintendo World, The Wizarding World of Harry Potter, How to Train Your Dragon*



Five "Immersive Worlds" Within Epic Universe


CELESTIAL PARK


DARK UNIVERSE


HOW TO TRAIN YOUR DRAGON
ISLE of BERK


The Wizarding World of Harry Potter
MINISTRY of MAGIC


SUPER NINTENDO WORLD

Given the new, serious competitive threat Epic Universe presents, Disney needs to fortify its leadership position with new investment. <u>How much of the $60 billion of CapEx is earmarked for new attractions at Disney World? When will that capital be spent?</u>

Source: Company releases, FactSet. Note: (1) Estimate of FY 2023 operating income derived from Wall Street Equity Research.

Prioritizing Guest Experience Improvements is Seemingly Missing from the Parks Investment Strategy

While Guests Continue to Spend More at the Parks…

Annualized Growth in US Parks Per Capita Guest Spending


FY18 - FY23
9%
FY13 - FY18
5%

…Monthly Unplanned Stoppages Are On The Rise…

Average Monthly Ride Stoppage Growth (2018 to 2022)


Disneyland
+58%
Walt Disney World
+42%

…Along With Rising Park Visitor Wait Times

Average Wait Time at Disney World's 8 Most Popular Attractions


2022
71min
2019
61min

We believe the Board should ensure that a core part of Disney's strategy is a focus on delighting its Parks guests – as Disney continues to charge a premium price, it must ensure it is providing a premium service

- Aggressive pricing strategies coupled with increased ride stoppages and wait times at the US Parks negatively impact the guest experience and risk alienating future guests
- Customer complaints on these issues also likely create a burden on Disney's "Cast Members" who work at the Parks and bear the brunt of this negative feedback

Source: SEC filings, WDW Stats, WSJ article titled "Disney Parks' Ride Stoppages and Wait Times Grow as Ticket Prices Rise," by Robbie Whelan and Jacob Passy published 11/19/22.

Restore the Magic

Disney's Claims Are Unfounded and Misleading

Disney's Misleading Claim	Trian's Response
"Disney has overcome one of the most challenging periods in its history and a new era of building is well underway…" *– Disney Letter to Shareholders, 02/01/24*	▪ Since Disney announced its most recent "transformation" in February 2023[(1)]: – Disney's TSR is down -3% in this "new era," underperforming both the Company's Media Industry (Proxy) Peers by 39% and the S&P 500 by 29%[(2)] – Consensus EPS estimates for FY25 have fallen approximately 17%[(3)] – Two of Disney's last five movies have reportedly failed to turn a profit and the studio segment lost $224mm in FQ1'24 – Board has still not identified a successor for Mr. Iger and has already punted on the issue ▪ Mr. Iger has been the top executive at Disney for nearly 20 years, except for 11 months[(4)]; We believe Disney's "challenges" are the result of the Board's lack of foresight and strategic oversight
"[T]he attempts by the Trian Group… are likely to derail Disney's progress…" *– Disney Letter to Shareholders, 02/01/24*	▪ With more than three decades of experience serving on public company boards, Mr. Peltz has demonstrated an ability to work constructively and collaboratively with management and incumbent Directors to drive transformative change ▪ In fact, current and former CEOs with whom Trian's partners have served on boards – including the CEOs of Unilever, Procter & Gamble, and H.J. Heinz – have spoken highly of Trian and its contributions to their companies ▪ Disney's supposed "progress" appears elusive – the Company has significantly underperformed its Media Industry (Proxy) Peers since Mr. Iger returned as CEO in late 2022[(2)] and since the Company's "transformation" began in February 2023[(2)]
"Mr. Peltz brings no media experience" *– Disney Letter to Shareholders, 02/01/24*	▪ Mr. Peltz currently serves on the board of a multi-billion-dollar entertainment company, Madison Square Garden Sports Corp., and previously served on the board of MSG Networks Inc., a sports, media and entertainment company ▪ "Media experience" does not appear to be a prerequisite for Board service at Disney, given that 9 of the 11 non-management Directors lack such experience[(5)]

Source: SEC filings, FactSet. Note: (1) FQ1'23 Earnings Call Transcript, dated 02/08/23. (2) Based on TSR measured from 02/08/23 through 02/23/24. "Media Industry (Proxy) Peers" consist of Alphabet, Amazon, Apple, Comcast, Meta, Netflix, Paramount, and Warner Bros. Discovery, as defined in Disney's 2024 Proxy Statement. (3) Based on change in consensus EPS estimates for FY25 from 02/28/23 to 02/23/24. (4) Bob Iger served as president and COO from 2000 - 2005, as CEO from 2005 - 2020, as executive chairman from 2020-2021, and was re-appointed as CEO in late November 2022. (5) According to Disney's 2024 Proxy Statement.

Disney's Claims Are Unfounded and Misleading (cont'd)

Disney's Misleading Claim	Trian's Response
"Mr. Peltz… has presented no strategic ideas for Disney…" *– Disney Letter to Shareholders, 02/01/24*	▪ For more than a year, Trian has described its thoughts on strategies and goals, some of which Disney has now implemented, such as reducing excess costs, reinstating a dividend, and making the Parks business a bigger part of Disney's growth strategy.(1) We are now making our 100+ page presentation public with our comprehensive views ▪ The role of a Board member is to set ambitious but achievable **goals** and then ask management to develop plans for achieving those goals; the Board then must ensure alignment and accountability for the execution against those plans and goals; the Disney Board has failed at all those tasks ▪ Board members do not individually develop strategic plans for companies and Disney has seemingly never asked Board candidates (other than Mr. Peltz) to do so
"Nelson Peltz does not understand Disney's business…" *– Disney Investor Presentation, 01/17/23*	▪ Several of Mr. Peltz's suggestions that Disney cited as evidence that Mr. Peltz "lacks a basic understanding of our industry"(1) were, ironically, soon thereafter adopted by Disney, including reducing excess costs, reinstating a dividend, and making Parks a bigger part of growth strategy ▪ As Mr. Peltz suggested, Disney is currently touting a $7.5 billion cost reduction plan and a 10-year, $60 billion capital investment program in the Parks business
"[I]f [Madison Square Garden Sports] is [Nelson Peltz's] training ground, it has not been a good one." *– Disney Investor Presentation, 01/17/23*	▪ Mr. Peltz has served as an Independent Director of Madison Square Garden Sports Corp. (MSGS) since it was spun out of MSG Networks Inc. in September 2015 – a separation that Mr. Peltz advocated for after joining the MSG Networks board in December 2014(2) ▪ Since the separation (during which time Mr. Peltz has served as a Director), MSGS has created significant value for shareholders, delivering a total return of 86%, significantly outperforming Disney, which has returned only 13% during that same timeframe(3)
Mr. Peltz is "in partnership with Isaac Perlmutter… [who] has voiced his longstanding personal agenda against Disney's CEO, [Bob] Iger, which may be different than that of all other shareholders." *– Disney Statement, 11/30/23*	▪ Investment funds, including Trian, gather capital or stock or assets from investors; Mr. Perlmutter entrusting his Disney stock to Trian in support of our efforts is no different. This is a long-term vote of confidence in Trian and our nominees ▪ Mr. Perlmutter has voiced valid concerns about Disney's governance, strategic path, creative processes, cost discipline and return on investment(4), and believes that Trian and our Director nominees can assist Disney in these areas, creating value for him and all Disney shareholders ▪ Mr. Perlmutter does not have any different incentives from other shareholders; our nominees fully understand their fiduciary responsibilities and, if elected to the Board, they will serve the interests of all Disney shareholders in their capacity as Directors (as they have <u>always</u> done)

Source: SEC filings, FactSet. Note: (1) Trian's Definitive Proxy Statement filed on January 31, 2023; In a memo shared with Disney management on May 25, 2023, Trian said to "provide more detail around future capital investment plans" and "creating a more exciting case for Parks will strengthen the equity narrative." (2) Wall Street Journal article titled "Madison Square Garden to Explore Split, Nominates Nelson Peltz to Board" published by Josh Beckerman and David Benoit on 10/28/14. (3) Based on Total Shareholder Return ("TSR") of MSGS from the spin-off of the Sports and Entertainment business of MSGN as measured from 09/30/15 to 02/23/24. (4) Wall Street Journal article titled "Ike Perlmutter: Disney Fired Me From Marvel; I Wasn't Laid Off" published by Robbie Whelan on 04/05/23; Wall Street Journal article titled "The Disney Sequel Bob Iger Never Wanted" published by Robbie Whelan on 01/24/24.

Disney's Claims Are Unfounded and Misleading (cont'd)

Disney's Misleading Claim	Trian's Response
"We remain steadfastly invested in Disney's long-term success…" *– Disney Letter to Shareholders, 02/01/24*	▪ Mr. Iger has sold $1bn of Disney stock (nearly all his holdings); today, he owns just 0.01% of the outstanding shares and has limited "skin in the game"[(1)] ▪ The same is true of Disney's 11 non-management Directors, who despite earning over $700mm in aggregate compensation from their jobs at other companies during their tenures on the Disney Board, have purchased a total of less than $350,000 of Disney stock[(2)] with their own money ▪ The Trian Group, including Mr. Peltz, has beneficial ownership of over $3 billion of Disney stock ▪ Mr. Rasulo purchased more than $600,000 of Disney stock, which is more than all of the incumbent Disney Directors have invested in the stock in aggregate over their entire tenures[(2)]
"The Disney Board… [is] comprised of engaged, diverse and dynamic leaders whose skillsets are closely aligned with the key drivers of our business…" *– Disney Letter to Shareholders, 02/01/24*	▪ One-third of Disney's Directors have only one or two skills that the Board defines as "central to Disney's strategy"[(3)] ▪ Mr. Froman and Ms. Lagomasino, the Directors we are seeking to replace, both have only one such skill: "360 Degree Brand Activation," an ambiguous skill ("building brands that transcend entertainment") that Disney claims every one of its Directors possesses[(3)] ▪ Meanwhile, both of Trian's nominees have *five* of Disney's six "central" skills, including experience in media and entertainment, direct-to-consumer, strategic transformation and succession planning, in addition to "360 Degree Brand Activation"[(4)] ▪ Only two of Disney's non-management Directors have media and entertainment experience[(3)]
"[We have] a strong Board focused on the long-term performance of the company, strategic growth initiatives, the succession planning process, and increasing shareholder value." *– Disney Press Release, 01/16/24*	▪ Disney's incumbent Directors have not created long-term value: Disney's total shareholder return have underperformed those of its Media Industry (Proxy) Peers and the S&P 500 during each of their tenures[(5)] ▪ Nor have Disney's Directors driven profitable growth: despite a revenue base that is 50% larger than it was in FY18, Last Twelve Months ("LTM") segment operating income and adjusted earnings per share have declined 13% and 44%, respectively[(6)] ▪ Moreover, there has been no apparent progress with Disney's succession planning process: the Board has still not found a successor for Bob Iger; in fact, in July 2023, his contract was extended for the *sixth time*, maintaining his role as CEO through at least December 2026[(7)]

Source: SEC filings, FactSet. Note: (1) Based on Form 4 filings and Disney's 2024 Proxy Statement. (2) Based on FactSet ownership and transaction data. (3) Pages 14-15 of Disney's 2024 Proxy Statement. (4) As assessed by Trian and detailed in Trian's 2024 Proxy Statement. (5) Based on relative TSR as of 10/06/23. "Media Industry Peers" consist of Alphabet, Amazon, Apple, Comcast, Meta, Netflix, Paramount, and Warner Bros. Discovery, as defined in Disney's 2024 Proxy Statement. (6) Based on change in reported revenue, reported total segment operating income and reported diluted EPS excluding certain items from FY18 through LTM as of Q1 2024. (7) Bob Iger's contract was extended five times between October 2011 and December 2017, renewed upon his return in November 2022, and extended once again in July 2023.

Disney's Claims Are Unfounded and Misleading (cont'd)

Disney's Misleading Claim	Trian's Response
"Mr. Rasulo's perspective is stale given he left Disney in 2015 and has not held any executive positions in the industry since." *– Disney Letter to Shareholders, 02/01/24*	▪ Mr. Rasulo spent three decades at Disney where he served in critical leadership roles including as CFO from 2010 to 2015 and as head of the Parks and Resorts business from 2002-2009; Mr. Rasulo's knowledge of both Disney and the consumer entertainment industry will be highly relevant to the Disney board ▪ While at Disney, Mr. Rasulo had a strong track record of driving results and shareholder value creation as an operator and CFO: – As head of Parks & Resorts, he delivered high single digit revenue and operating income growth on average – During his tenure as CFO, the Company delivered compound annual returns for shareholders of ~27% and compounded EPS at a rate of ~20%, paid a consistent and generous dividend, and Disney's share price appreciated over 250% ▪ Mr. Rasulo's experience as CFO and running the Parks & Resorts business has never been more relevant to Disney as i) the Experiences segment(1) now comprises 70% of the Company's operating profit and ii) "Turbocharging Disney Parks and Experiences" with a $60 billion, 10-year capital investment program is one of Disney's four "Building Priorities"
"… Mr. Rasulo's close relationship with Mr. Perlmutter, coupled with Mr. Rasulo's having been passed over in the 2015 COO process despite Mr. Perlmutter's sponsorship of him as a CEO successor, would likely inhibit Mr. Rasulo's ability to work constructively with Mr. Iger and other executives at the Company with whom Mr. Perlmutter had clashed." *– Disney 2024 Proxy Statement, 02/01/24*	▪ Mr. Rasulo and Mr. Iger had a constructive and close working relationship for many years. Upon Jay's retirement, Bob Iger issued a statement saying that "[Jay] has been a valued colleague and friend, as well as a vital contributor to Disney's success, particularly in his roles as chief financial officer and chairman of our Parks and Resorts division."(2) Today, there are common goals to achieve: for Disney to entertain, delight consumers and perform for shareholders ▪ Mr. Rasulo is not looking for an executive position in the Company. If elected to the Board, Mr. Rasulo will be solely focused on being an objective, passionate, and aligned representative of shareholders on the Board

Source: SEC filings, FactSet. Note: (1) Experiences segment includes Parks & Resorts and Consumer Products businesses. (2) Disney press release dated June 1, 2015.

Disney's Claims Are Unfounded and Misleading (cont'd)

Disney's Misleading Claim	Trian's Response

"Peltz or Trian involvement on boards resulted in TSR underperformance versus the S&P 500 in ~68% of cases."
 	
– *VoteDisney.com, 02/28/24*
	▪ The TSR results of Trian portfolio companies where Nelson Peltz served on the board have been powerful[(1)]:
	    ▪ +17% average annualized absolute TSR across positions from Trian's involvement through year-end 2023 vs. -1% during the 5 years prior
	    ▪ +511bps average annualized relative TSR outperformance from Trian's involvement through year-end 2023 vs. the S&P 500 compared to -754bps during the 5 years prior
	▪ We believe it is important to measure performance from the time of Trian's involvement through Nelson Peltz's board tenure and beyond. Whenever Nelson joins a board his goal is to drive *long-term* governance and operational improvements. We take pride in supporting initiatives that endure even after we exit a position
	▪ Disney has used a methodology for evaluating prior Trian investments that we view as flawed for many reasons. Most notably, Disney begins by measuring performance well after the date of Trian's investment – when constructive engagement was well under way and Trian's involvement was publicly disclosed or rumored (often resulting in an increase in share price). As an example, when Mr. Peltz was invited to join his most recent board after a robust period of engagement, the stock price increased 9% the day it was announced and further in subsequent weeks, even though he did not officially join as a director until the following month. Further, Disney artificially ends the measurement date when one director steps off the board even in cases when Trian remained invested, engaged, and/or another Trian partner stayed on the board well after

"Shareholders should ask Trian, if it speaks for them, why it continues to sell down its stake, including selling over 500,000 shares between September 30, 2023, and December 31, 2023." – *VoteDisney.com, 02/28/24*	▪ The one-time sale in November to which Disney refers was executed in connection with the wind-down of separate accounts approaching their end of life ▪ Over the course of the past 12 months, Trian funds have been net buyers of Disney stock ▪ Disney continues to be one of the largest positions in Trian's portfolio. The Trian Group as a whole beneficially owns over $3 billion of stock, making us one of Disney's largest active shareholders

Source: FactSet. Note: (1) Represents the average annualized Total Shareholder Return ("TSR") performance at each company (or each investment, in the case of Legg Mason) Nelson Peltz had a board seat on from 5 years prior to Trian's "involvement" defined as the first day it invested (or from the first trading day, in the case of Janus Henderson, or from 5 years prior including the legacy trading entity, in the case of Mondelēz and Wendy's) vs. from the first day Trian invested through 12/31/23 (or through a company's sale date related to an acquisition, in the case of Legg Mason and H.J. Heinz). The TSR information shown above does not represent, and should not be construed as describing, the performance of any funds, investment vehicles or accounts managed by Trian. Past TSR performance is not indicative of future TSR performance. Although Trian believes that the changes or improvements for certain companies identified herein were attributable in significant part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Nelson's and Trian's active involvement, there is no objective method to confirm what portion of such growth was attributable to Nelson's and Trian's efforts and what may have been attributable to other factors. The TSR information shown above does not represent, and should not be construed as describing, the performance of any funds, investment vehicles or accounts managed by Trian. Past TSR performance is not indicative of future TSR performance.

Restore the Magic

Vote for Change at The Walt Disney Company

Chronic Underperformance

Disney is an iconic company with unrivaled scale, unparalleled customer loyalty, irreplaceable intellectual property, and an enviable commercial flywheel. However, it has woefully underperformed:

- Over last 5 years, segment operating income, EPS and FCF have declined by 18%, 47%, and 50%, respectively – 3 out of 4 main segments have **lower operating income today than** they did **five years ago**
- Disney's **overall media margins lag key peers by ~900bps on average**[1]
- Disney has **lost $14bn in direct-to-consumer** ("DTC") to date; margins significantly lag industry-leader Netflix
- Poor ROIC: **spent $200bn of capital** since FY18 **yet financial performance has deteriorated**
- Recent feature **films have disappointed** at the box office

Disney's 10-Year Relative TSR[2]



-401%
vs. Proxy Peers
-168%
vs. S&P 500

Root Cause of Underperformance: *Disney's Board*

We believe the Board suffers from a culture that impedes effective oversight. The Directors, in our view, lack focus, alignment and accountability, causing the Board to fail at fulfilling its primary responsibilities:

- **Strategy Oversight**: Slow to adapt to industry disruptions; poorly-planned streaming strategy; seemingly half-baked plans
- **M&A and Capital Allocation**: $71bn Fox acquisition was strategically flawed and has not created value
- **Culture**: Culture stifles dissenting views; no accountability
- **Succession**: Chronic succession problems have created a leadership void; succession processes lack rigor
- **Compensation Alignment**: Over last decade, executives have been paid $1bn (and well above target levels) despite poor performance
- **Shareholder Engagement**: Inflated claims of constructive engagement; lack of sufficient transparency

Trian's Nominees Can Help Restore the Magic

Trian's nominees – Nelson Peltz and Jay Rasulo – are experienced and aligned with shareholders. Our nominees will bring an "ownership mentality" into the boardroom to focus on the following initiatives:

1. **Enhance Corporate Governance & Accountability:** Execute a successful CEO succession process; properly align pay with performance; form Board-level Finance & Strategy committee
2. **Accelerate Media Profitability:** Insist on a DTC strategy to earn Netflix-like 15-20% margin; right-size legacy business and evaluate org structure
3. **Review of Creative Engine:** Comprehensive Board-led review on the state of creatives and "flywheel"
4. **Clarify Strategic Focus:** Issue long-term free cash flow growth target; explore finding strategic partners for non-Sports linear assets; insist on a digital ESPN strategy with a clear path to attractive returns; refine Parks strategy to include return on investment targets and a commitment to improving the guest experience

Source: SEC filings, FactSet. Note: (1) Disney "Media" business represents its "Entertainment" and "Sports" segments. Disney's "Media" EBITDA excludes earnings in unconsolidated equity affiliates and includes an estimated allocation of corporate and unallocated shared expense based on Media's pro rata revenue contribution to Disney; "Key peers" refers to the average of Netflix, NBCUniversal, Paramount, and Warner Bros. Discovery CY 2023 EBITDA margins; "bps" refers to "basis points." (2) See page 12 for additional detail.

Vote the BLUE Card for Nelson Peltz & Jay Rasulo

If you did not receive a Blue Card, you can still vote for Trian's Nominees using the White Card or Green Card.

Together, we can Restore the Magic at Disney.

Vote using the BLUE proxy card "FOR" *Nelson Peltz* and *Jay Rasulo* and "WITHHOLD" on Disney Nominees, *Michael B.G. Froman* and *Maria Elena Lagomasino*, and *All Three Blackwells Nominees*.

Restore the Magic | Trian Partners

For more information or assistance with voting your shares, please contact:

Okapi Partners

Okapi Partners
1212 Avenue of the Americas, 17th Floor
New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720
Shareholders and All Others Call Toll-Free: (877) 629-6357
E-mail: info@okapipartners.com

EQ D.F. KING

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005

Shareholders Call Toll-Free: (800) 207-3158
Banks and Brokers Call Collect: (212) 229-2634
E-mail: Disney@dfking.com

Restore the Magic

		Page

Disney's Financial Results Continue to Be Disappointing Even Through Today

We compared Disney's financial results of Last Twelve Months ("LTM") FQ1 2024 to the results in FY 2018, the year prior to the Fox acquisition and launch of Disney+. ***Disney has invested $214bn (in M&A, CapEx, and content spend) since FY 2018 through today – more than its current market capitalization****.*

Even Disney's Last Twelve Months Financials Are Significantly Worse than Five Years Ago…

$bn, except per share data	FY 2018	LTM *FQ1'24*		% Change (LTM vs. FY 2018)
Adj. Revenue	**$59.4**	**$88.9**		**+50%**
Segment Operating Income	**$15.7**	**$13.7**		**-13%**
Free Cash Flow	**$9.8**	**$7.9**		**-19%**
% conversion of revenue	*17%*	*9%*		-800bps
Adj. Earnings per Share	**$7.08**	**$3.99**		**-44%**
GAAP Earnings per Share	**$8.36**	**$1.63**		**-81%**
Avg. Diluted Shares (mm)	**1,507**	**1,832**		**+22%**
Dividend Paid per Share	**$1.68**	**$0.30**	***Announced in Nov-23***	**-82%**
Net Leverage [(1)]	**0.9x**	**2.4x**		**+156%**

Source: SEC filings. Note: (1) Net Leverage calculation applies EBITDA and Net Debt calculated per Disney's reconciliation provided in the Company's DEFA14A filed 01/17/23: EBITDA calculated as Segment Operating Income plus D&A (excl. TFCF and Hulu amortization of intangible assets) and Equity-Based Compensation less Minority Interest; Net Debt calculated as Total Borrowings less Net Debt Issuance Discounts, Costs and Purchase Accounting adjustments less Cash and Cash Equivalents.

Disney's TSR Continues to Underperform Through Today

Even through today, Disney has underperformed over every relevant period over the last decade…outside of the period since news broke of Trian's increased beneficial ownership in Disney shares and expected request for Board representation.

Disney's *Relative* TSR Performance



vs. Media Industry (Proxy) Peers
vs. Parks & Travel Peers
vs. S&P 500
+14%
+9%
+12%
Since Trian Resurfaced
1-Year
-37%
-15%
-23%
3-Year
-46%
-62%
-83%
5-Year
-98%
-37%
-103%
10-Year
-414%
-122%
-188%

"When you combine all of that with our unrivaled portfolio of valuable businesses, brands and assets and the way we manage them together, ***Disney has a strong hand that differentiates us from others in the industry****."*

– Robert A. Iger, Disney CEO & Director, November 2023

Source: FactSet as of 02/23/24, Company transcripts. Note: Performance measures Total Shareholder Return ("TSR") through 02/23/24. "Since Trian Resurfaced" represents performance since 10/06/23 which represents the trading day prior to the WSJ article titled "Nelson Peltz Boosts Disney Stake, Seeks Board Seats" by Lauren Thomas and Robbie Whelan reporting on Trian's increased beneficial ownership in Disney shares and expected request for Board representation. "Media Industry (Proxy) Peers" represents the simple average of "Media Industry Peers" as defined in Disney's 2024 Definitive Proxy Statement. "Parks & Travel Peers" represents the simple average of Carnival, Cedar Fair, Hilton, Hyatt, InterContinental, Marriott, Norwegian Cruise Line, Royal Caribbean, Six Flags, United Parks & Resorts, and Vail Resorts.

Trian Fund Management, L.P.
280 Park Avenue, 41st Floor
New York, NY 10017

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